SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia

CNPJ/MF 76.483.817/0001-20

Inscrição Estadual 10146326-50

Companhia de Capital Aberto - CVM 1431-1

www.copel.com       copel@copel.com

Rua Coronel Dulcídio, 800, Batel - Curitiba - PR

CEP 80420-170

Quarterly Financial Information

September / 2013

SUMMARY

QUARTERLY FINANCIAL INFORMATION		3
Statements of Financial Position		3
Statements of Financial Position		4
Statements of Income		5
Statements of Income – Turnover for the third quarter		6
Statements of Comprehensive Income		7
Statements of Changes in Equity		8
Statements of Cash Flows		9
Statements of Cash Flows		10
Statements of Added Value		11
Statements of Added Value		12
NOTES TO THE QUARTELY FINANCIAL INFORMATION		13
1	General Information	13
2	Basis of Preparation	13
3	Main Accounting Policies	15
4	Cash and Cash Equivalents	22
5	Bonds and Securities	23
6	Collaterals and Escrow Accounts	24
7	Trade Accounts Receivable	25
8	Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná	26
9	Accounts receivable related to the concession	27
10	Accounts receivable related to the concession extension	29
11	Other Receivables	29
12	Inventories	29
13	Income Tax, Social Contribution and Other Taxes	30
14	Judicial Deposits	35
15	Receivable from related parties	35
16	Investments	37
17	Property, Plant and Equipment	49
18	Intangible Asset	52
19	Payroll, Social Charges and Accruals	54
20	Suppliers	54
21	Loans and Financing	56
22	Debentures	62
23	Post-Employment Benefits	63
24	Customer Charges Due	65
25	Research and Development and Energy Efficiency	65
26	Accounts Payable related to concession - Use of Public Property	66
27	Other Accounts Payable	67
28	Provision for Contingencies	67
29	Equity…	77
30	Operating Revenue	79
31	Operating Costs and Expenses	81
32	Financial Income (Expenses)	85
33	Operating Segment	85
34	Financial Instruments	90
35	Related Party Transactions	101
36	Insurance	104
37	Compensation Account for “Part A”	106
38	Subsequent Events	110
COMMENTS ON PERFORMANCE FOR THE PERIOD		111
GROUPS IN CHARGE OF GOVERNANCE		119
INDEPENDENT AUDITORS’ REVIEW REPORT		120

QUARTERLY FINANCIAL INFORMATION

Statements of Financial Position

as of September 30, 2013 and December 31, 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

ASSETS	Note		Parent Company		Consolidated
			Restated		Restated
		09.30.2013	12.31.2012	09.30.2013	12.31.2012

CURRENT ASSETS
Cash and cash equivalents	4	184,136	29,464	1,531,816	1,459,217
Bonds and securities	5	184	176	509,183	635,501
Collaterals and escrow accounts	6	-	-	2,054	36,808
Trade accounts receivable	7	-	-	1,355,849	1,489,173
Dividends receivable	15	467,661	1,038,664	8,174	18,064
CRC transferred to the State Government of Paraná	8	-	-	82,009	75,930
Accounts receivable related to the concession	9	-	-	4,463	5,319
Accounts receivable related to the concession extension	10	-	-	352,161	356,085
Other current receivables	11	85	3	346,674	234,951
Inventories	12	-	-	134,293	124,809
Income Tax and Social Contribution	13.1	160,576	150,483	212,012	191,544
Other current recoverable taxes	13.3	-	11	72,845	49,490
Prepaid expenses	-	-	-	23,143	4,801
Receivable from related parties	15	912,930	-	-	-
		1,725,572	1,218,801	4,634,676	4,681,692

NONCURRENT ASSETS
Long Term Assets
Bonds and securities	5	-	-	106,943	128,515
Collaterals and escrow accounts	6	-	-	44,309	43,246
Trade accounts receivable	7	-	-	44,635	26,171
CRC transferred to the State Government of Paraná	8	-	-	1,296,240	1,308,354
Judicial deposits	14	271,999	271,858	599,661	574,371
Accounts receivable related to the concession	9	-	-	3,106,098	2,645,826
Accounts receivable related to the concession extension	10	-	-	453,685	717,805
Other noncurrent receivables	11	-	-	26,382	22,728
Income Tax and Social Contribution	13.1	-	-	8,495	19,995
Other noncurrent recoverable taxes	13.3	-	-	119,169	120,189
Deferred Income Tax and Social Contribution	13.2	108,361	117,194	733,065	681,285
Prepaid expenses	-	-	-	418	8,832
Receivable from related parties	15	63,934	1,151,888	-	-
		444,294	1,540,940	6,539,100	6,297,317

Investments	16	12,015,022	10,869,359	936,235	568,989
Property, Plant and Equipment, net	17	-	-	7,931,436	7,871,753
Intangible Assets	18	-	-	2,124,668	1,789,152

		12,459,316	12,410,299	17,531,439	16,527,211

TOTAL ASSETS		14,184,888	13,629,100	22,166,115	21,208,903

Notes are an integral part of these quarterly information

Statements of Financial Position

as of September 30, 2013 and December 31, 2012 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

LIABILITIES	Note	Parent Company		Consolidated
			Restated		Restated
		09.30.2013	12.31.2012	09.30.2013	12.31.2012

CURRENT LIABILITIES
Payroll, social charges and accruals	19	249	645	324,174	384,008
Suppliers	20	2,186	1,616	958,615	1,131,782
Income Tax and Social Contribution Payable	13.1	-	3,251	325,082	170,189
Other taxes due	13.3	420	22,072	234,272	288,480
Loans and financing	21	540,900	28,106	777,521	261,290
Debentures	22	-	-	78,000	12,719
Minimum compulsory dividend payable	-	82,225	201,186	83,433	204,780
Post employment benefits	23	-	4	25,996	25,819
Customer charges due	24	-	-	47,227	56,498
Research and Development and Energy Efficiency	25	-	-	145,055	159,599
Accounts payable related to concession - Use of Public Property	26	-	-	49,246	48,477
Other accounts payable	27	109	820	146,221	89,803
		626,089	257,700	3,194,842	2,833,444

NONCURRENT LIABILITIES
Suppliers	20	-	-	57,769	100,908
Deferred Income Tax and Social Contribution	13.2	-	-	458,637	590,536
Loans and financing	21	452,996	971,721	1,502,126	1,989,588
Debentures	22	-	-	1,160,405	997,958
Post employment benefits	23	-	-	867,725	675,230
Research and Development and Energy Efficiency	25	-	-	149,178	104,561
Accounts payable related to concession - Use of Public Property	26	-	-	415,474	399,080
Other accounts payable	27	-	-	232	-
Provision for contingencies	28	277,428	302,295	1,243,250	1,155,708
		730,424	1,274,016	5,854,796	6,013,569
EQUITY	29
Attributable to controlling shareholder's
Capital		6,910,000	6,910,000	6,910,000	6,910,000
Equity valuation adjustments		1,033,924	1,214,394	1,033,924	1,214,394
Legal reserve		571,221	571,221	571,221	571,221
Profit retention reserve		3,337,295	3,337,295	3,337,295	3,337,295
Additional proposed dividends		-	64,474	-	64,474
Accumulated Profit		975,935	-	975,935	-
		12,828,375	12,097,384	12,828,375	12,097,384

Attributable to non-controlling interest	29.2	-	-	288,102	264,506

		12,828,375	12,097,384	13,116,477	12,361,890

TOTAL LIABILITIES		14,184,888	13,629,100	22,166,115	21,208,903

Notes are an integral part of these quarterly information

Statements of Income

for the nine-month periods ended September 30, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS	Note	Parent Company		Consolidated
					Restated
		09.30.2013	09.30.2012	09.30.2013	09.30.2012

OPERATING REVENUES	30	-	-	6,736,172	6,092,651

COST OF SALES AND SERVICES PROVIDED	31	-	-	(4,942,813)	(4,451,857)

GROSS PROFIT		-	-	1,793,359	1,640,794

Operational expenses / income
Selling expenses	31	-	-	(67,214)	(31,466)
General and administrative expenses	31	(33,475)	(17,319)	(357,743)	(349,465)
Other operational income	31	27,806	(13,310)	(298,981)	(228,645)
Equity in earnings of subsidiaries	16	895,300	789,087	57,032	50,129
		889,631	758,458	(666,906)	(559,447)

PROFIT BEFORE FINANCIAL RESULTS AND TAXES		889,631	758,458	1,126,453	1,081,347

Financial results
Financial income	32	77,329	86,348	476,670	523,613
Financial expenses	32	(62,344)	(69,018)	(243,449)	(437,000)
		14,985	17,330	233,221	86,613

Profit Before Income Tax and Social Contribution		904,616	775,788	1,359,674	1,167,960

INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	13.4	-	-	(567,056)	(433,821)
Deferred	13.4	(6,118)	30,575	130,604	89,870
		(6,118)	30,575	(436,452)	(343,951)

NET INCOME FOR THE PERIOD		898,498	806,363	923,222	824,009
Attributed to controlling shareholders		-	-	898,498	806,363
Attributed to non-controlling interest	29.2	-	-	24,724	17,646

Basic and diluted net earning per share attributed
To parent company shareholders - in reais
Ordinary shares	29.1	3.1359	2.8144	3.1359	2.8144
Class "A" Preferred shares	29.1	3.4500	3.0959	3.4500	3.0959
Class "B" Preferred shares	29.1	3.4495	3.0958	3.4495	3.0958
Notes are an integral part of these quarterly information

Statements of Income – Turnover for the third quarter

for the nine-month periods ended September 30, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

CONTINUING OPERATIONS				Parent Company
	07.01.2013	01.01.2013	07.01.2012	01.01.2012
	to 09.30.2013	to 09.30.2013	to 09.30.2012	to 09.30.2012
OPERATING REVENUES	-	-	-	-
COST OF SALES AND SERVICES PROVIDED	-	-	-	-
GROSS PROFIT	-	-	-	-
Operational expenses . income
General and administrative expenses	(13,870)	(33,475)	(4,754)	(17,319)
Other operational income	13,456	27,806	6	(13,310)
Equity in earnings of subsidiaries	263,427	895,300	313,089	789,087
	263,013	889,631	308,341	758,458
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	263,013	889,631	308,341	758,458
Financial results
Financial income	28,979	77,329	27,731	86,348
Financial expenses	(24,955)	(62,344)	(20,632)	(69,018)
	4,024	14,985	7,099	17,330
Profit Before Income Tax and Social Contribution	267,037	904,616	315,440	775,788
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	-	-	-	-
Deferred	(1,000)	(6,118)	(737)	30,575
	(1,000)	(6,118)	(737)	30,575
NET INCOME FOR THE PERIOD	266,037	898,498	314,703	806,363

Basic and diluted net earning per share attributed
To parent company shareholders - in reais
Ordinary shares	0.9285	3.1359	1.0984	2.8144
Class "A" Preferred shares	1.0216	3.4500	1.2092	3.0959
Class "B" Preferred shares	1.0214	3.4495	1.2082	3.0958
Notes are an integral part of these quarterly information

CONTINUING OPERATIONS				Consolidated
			Restated	Restated
	07.01.2013	01.01.2013	07.01.2012	01.01.2012
	to 09.30.2013	to 09.30.2013	to 09.30.2012	to 09.30.2012
OPERATING REVENUES	2,254,630	6,736,172	2,041,090	6,092,651
COST OF SALES AND SERVICES PROVIDED	(1,717,600)	(4,942,813)	(1,505,130)	(4,451,857)
GROSS PROFIT	537,030	1,793,359	535,960	1,640,794
Operational expenses . income
Selling expenses	(22,567)	(67,214)	(21,866)	(31,466)
General and administrative expenses	(124,714)	(357,743)	(116,690)	(349,465)
Other operational income	(99,757)	(298,981)	(54,737)	(228,645)
Equity in earnings of subsidiaries	25,062	57,032	15,619	50,129
	(221,976)	(666,906)	(177,674)	(559,447)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	315,054	1,126,453	358,286	1,081,347
Financial results
Financial income	175,715	476,670	224,577	523,613
Financial expenses	(91,450)	(243,449)	(114,447)	(437,000)
	84,265	233,221	110,130	86,613
Profit Before Income Tax and Social Contribution	399,319	1,359,674	468,416	1,167,960
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT
Current	(128,316)	(567,056)	(134,349)	(433,821)
Deferred	1,948	130,604	(14,744)	89,870
	(126,368)	(436,452)	(149,093)	(343,951)
NET INCOME FOR THE PERIOD	272,951	923,222	319,323	824,009
Attributed to controlling shareholders	266,037	898,498	314,703	806,363
Attributed to non-controlling interest	6,914	24,724	4,620	17,646
Notes are an integral part of these quarterly information

Statements of Comprehensive Income

for the nine-month periods ended September 30, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
		09.30.2013	09.30.2012	09.30.2013	09.30.2012
NET INCOME FOR THE PERIOD		898,498	806,363	923,222	824,009
Other comprehensive income
Adjustments related to Financial Assets classified as available for sale:	29.1.2
Financial investments		(5,795)	1,267	(8,779)	1,918
Accounts receivable related to the concession		-	(8,657)	-	(13,116)
Investments		7,984	148	7,984	148
Losses on actuarial liabilities	29.1.2
Post employment benefits		(102,507)	-	(155,313)	-
Taxes on financial asset adjustments	29.1.2	(2,715)	(51)	53,075	3,757
Total comprehensive income for the year, before taxes		(103,033)	(7,293)	(103,033)	(7,293)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		795,465	799,070	820,189	816,716
Attributed to Parent Company				795,465	799,070
Attributed to non-controlling interests				24,724	17,646

Notes are an integral part of these quarterly information

Statements of Changes in Equity

for the nine-month periods ended September 30, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Attributable to Parent Company							Shareholders’ equity	Attributable to non controlling interests (Note 29.2)	Equity Consolidated
		Capital	Equity valuation adjustments		Profit reserves			Accumulated profit

			Cost assigned	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends

Balances as of January 1, 2013 - Restated		6,910,000	1,341,098	(126,704)	571,221	3,337,295	64,474	-	12,097,384	264,506	12,361,890
Net Income for the period		-	-	-	-	-	-	898,498	898,498	24,724	923,222
Other comprehensive income
Adjustments related to financial assets classified
as available for sale, net of taxes	29.1.2	-	-	(526)	-	-	-	-	(526)	-	(526)
Losses on actuarial liabilities, net of taxes	29.1.2	-	-	(102,507)	-	-	-	-	(102,507)	-	(102,507)
Total comprehensive income for the period		-	-	(103,033)	-	-	-	898,498	795,465	24,724	820,189
Deliberation of additional dividends proposed		-	-	-	-	-	(64,474)	-	(64,474)	-	(64,474)
Dividends		-	-	-	-	-	-	-	-	(1,128)	(1,128)
Realization of equity valuation adjustments	29.1.2	-	(77,437)	-	-	-	-	77,437	-	-	-
Balances as of September 30, 2013		6,910,000	1,263,661	(229,737)	571,221	3,337,295	-	975,935	12,828,375	288,102	13,116,477
Notes are an integral part of these quarterly information

	Note	Attributable to Parent Company							Shareholders’ equity	Attributable to non controlling interests (Note 29.2)	Equity Consolidated
		Capital	Equity valuation adjustments		Profit reserves			Accumulated profit

			Cost assigned	Other comprehensive income	Legal reserve	Profit retention reserve	Additional proposed dividends

Balances as of January 1, 2012 - Restated		6,910,000	1,442,742	23,304	536,187	2,838,551	84,875	-	11,835,659	242,834	12,078,493
Net Income for the period		-	-	-	-	-	-	806,363	806,363	17,646	824,009
Other comprehensive income
Adjustments related to financial assets classified
as available for sale, net of taxes	29.1.2	-	-	(7,293)	-	-	-	-	(7,293)	-	(7,293)
Total comprehensive income for the period		-	-	(7,293)	-	-	-	806,363	799,070	17,646	816,716
Deliberation of additional dividends proposed		-	-	-	-	-	(84,875)	-	(84,875)	-	(84,875)
Dividends		-	-	-	-	-	-	-	-	(1,192)	(1,192)
Realization of equity valuation adjustments	29.1.2	-	(77,081)	-	-	-	-	77,081	-	-	-
Balances as of September 30, 2012 - Restated		6,910,000 1,365,661		16,011 536,187		2,838,551	-	883,444	12,549,854	259,288 12,809,142
Notes are an integral part of these quarterly information

Statements of Cash Flows

for the nine-month periods ended September 30, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Note	Parent Company		Consolidated
					Restated
		09.30.2013	09.30.2012	09.30.2013	09.30.2012

CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period		898,498	806,363	923,222	824,009

Adjustments to reconcile net income for the period with cash generated from operating activities
Depreciation	17.2	-	-	265,189	250,161
Amortization of intangible assets - concessions	18	-	-	169,783	158,604
Amortization of investments - concession right and authorization	18	-	-	565	565
Amortization of intangible assets - others	18	-	-	5,075	1,859
Unrealized monetary and exchange variations - net		27,676	(31,836)	11,245	(103,462)
Changes to fair value of accounts receivable related to concession	9.1	-	-	-	245,991
Remuneration of accounts receivable related to concession	9.1	-	-	(22,756)	(307,554)
Equity in earnings of subsidiaries	16.1	(895,300)	(789,087)	(57,032)	(50,129)
Income tax and social contribution		-	-	567,056	433,821
Deferred income tax and social contribution	13.2.1	6,118	(30,575)	(130,604)	(89,870)
Provision (reversal) for losses from accounts receivable	31.5	-	-	33,423	(183)
Provisions (reversals) for losses on taxes recoverable	31.5	-	-	(624)	(3,882)
Provision (reversal) for legal claims	28.1	(24,867)	13,211	118,280	117,859
Provision for post employment benefits	23.3	570	403	146,555	130,374
Provision for research and development and energy efficiency	25.2	-	-	58,940	54,950
Write off of accounts receivable related to concession	9.1	-	-	41,977	7,684
Write off of property, plant and equipment	17.2	-	-	9,523	2,498
Write off of intangible assets	18	-	-	14,561	3,840

Decrease (increase) in assets
Trade accounts receivable		-	-	97,130	90,852
Dividends and interest on own capital received		599,864	253,237	36,136	19,053
CRC transferred to the Government of the State of Paraná	8.2	-	-	122,309	113,148
Accounts receivable related to the concession extension	10.1	-	-	335,273	-
Judicial deposits		(141)	(48,987)	(25,290)	(127,038)
Other receivables		(82)	(10)	(115,766)	(76,810)
Inventories		-	-	(9,484)	(15,150)
Income tax and social contribution		(10,093)	1,715	(8,956)	(1,939)
Other current taxes recoverable		11	(11)	(11,894)	(6,295)
Prepaid expenses		-	-	(9,546)	(24,043)

Increase (decrease) in liabilities
Payroll, social charges and accruals		(396)	98	(59,834)	44,366
Suppliers		570	(429)	(299,725)	61,927
Income tax and social contribution paid		(3,251)	(3,929)	(412,163)	(386,234)
Other taxes		(21,652)	(41,181)	(54,294)	(42,275)
Loans and financing - interest due and paid	21.9	(71,865)	(96,004)	(290,045)	(141,623)
Debentures - interest due and paid	22.1	-	-	(38,728)	-
Post employment benefits	23.3	(574)	(403)	(109,196)	(106,923)
Customer charges due		-	-	(9,271)	(10,654)
Research and development and energy efficiency	25.2	-	-	(39,532)	(66,823)
Payable related to the concession - use of public property	26.1	-	-	(36,481)	(33,031)
Other accounts payable		(711)	32	56,418	38,405
Provisions for legal claims	28.1	-	-	(31,465)	(28,706)

NET CASH GENERATED FROM OPERATING ACTIVITIES		504,375	32,607	1,239,974	977,342
(continued)

Statements of Cash Flows

for the nine-month periods ended September 30, 2013 and 2012 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
	Note	Parent Company		Consolidated
					Restated
		09.30.2013	09.30.2012	09.30.2013	09.30.2012

CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments		(8)	(9)	172,172	50,066
Loans to related parties		-	(10,860)	-	-
Receipt of loans to related parties		213,847	109,935	-	-
Additions - Nova Asa I - Net effect of acquired cash		-	-	(6,050)	-
Additions - Nova Asa II - Net effect of acquired cash		-	-	(6,074)	-
Additions - Nova Asa III - Net effect of acquired cash		-	-	(6,041)	-
Additions - Nova Eurus IV - Net effect of acquired cash		-	-	(5,307)	-
Additions - Santa Maria - Net effect of acquired cash		-	-	(17,762)	-
Additions - Santa Helena - Net effect of acquired cash		-	-	(17,684)	-
Additions - Ventos de Santo Uriel - Net effect of acquired cash		-	-	(6,601)	-
Redemption of investment in Ceolpar - incorporated by Copel GeT	16.1	-	910	-	-
Additions in investments	16.1	(380,107)	(8,277)	(328,476)	(28,595)
Additions to property, plant and equipment	17.2	-	-	(255,684)	(662,833)
Additions to intangible assets related to the concession	18	-	-	(722,713)	(608,352)
Customers contributions	18	-	-	115,104	62,428
Additions to other intangible assets	18	-	-	(279,465)	(11,067)
Disposal of intangible	18	-	-	-	191

NET CASH GENERATED FROM (USED IN) INVESTING ACTIVITIES		(166,268)	91,699	(1,364,581)	(1,198,162)

CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	21.9	-	-	217,450	69,914
Issue of Debentures	22.1	-	-	203,000	-
Amortization of principal - loans and financing	21.9	-	-	(36,295)	(27,138)
Dividends and interest on own capital paid		(183,435)	(128,451)	(186,949)	(131,484)

NET CASH USED IN FINANCING ACTIVITIES		(183,435)	(128,451)	197,206	(88,708)

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS		154,672	(4,145)	72,599	(309,528)

Cash and cash equivalents at the beginning of the period	4	29,464	27,757	1,459,217	1,048,446
Cash and cash equivalents at the end of the period	4	184,136	23,612	1,531,816	738,918

CHANGE IN CASH AND CASH EQUIVALENTS		154,672	(4,145)	72,599	(309,528)

Notes are an integral part of these quarterly information

Additional information on cash flows
Transactions not involving cash
Acquisition of property with an increase in the balance of suppliers	-	-	20,098	-

	-	-	-	-

Statements of Added Value

for the nine-month periods ended September 30, 2013 and 2012

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

	Parent Company		Consolidated
				Restated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012

Income
Sale of energy, services and other income	-	-	8,475,024	8,869,809
Construction income	-	-	1,054,263	944,057
Other income	-	-	12,543	1,574
Allowance for doubtful debts	-	-	(33,423)	183
Total	-	-	9,508,407	9,815,623

( - ) Supplies acquired from third parties
Energy purchased for resale	-	-	2,591,329	2,173,936
Charges for use of the main transmission grid ( - ) ESS and	-	-	329,958	549,194
Materials, supplies and third parties services	3,286	2,449	383,227	374,808
Natural gas and supplies for gas operations	-	-	283,138	232,466
Construction costs	-	-	924,095	816,247
Loss / Recovery of assets	-	-	75,223	5,311
Other charges	-	-	-	11,471
Other supplies	(5,461)	20,704	175,197	142,729
Total	(2,175)	23,153	4,762,167	4,306,162

( = ) GROSS ADDED VALUE	2,175	(23,153)	4,746,240	5,509,461

( - ) Depreciation and amortization	566	566	440,612	411,189

( = ) NET ADDED VALUE	1,609	(23,719)	4,305,628	5,098,272

( + ) Transferred added value
Financial income	77,329	86,348	476,670	523,613
Results from investment interests	896,488	789,553	58,220	50,595
Other Income	-	-	147,668	111,009
Total	973,817	875,901	682,558	685,217

VALUE ADDED TO DISTRIBUTE	975,426	852,182	4,988,186	5,783,489
(continued)

Statements of Added Value

for the nine-month periods ended September 30, 2013 and 2012 (continued)

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

(continued)
	Parent Company				Consolidated
							Restated
	09.30.2013%		09.30.2012%		09.30.2013%		09.30.2012%
DISTRIBUTION OF ADDED VALUE:

Personnel
Remuneration and fees	5,864		5,455		544,690		550,774
Private pension and health plans	570		403		146,555		130,373
Meal and education assistance	-		-		69,698		60,512
Social security charges - FGTS	582		363		43,655		45,552
Labor indemnities (reversals)	-		-		(1,665)		20,526
Profit sharing	-		-		28,910		40,228
Transfers to property, plant and equipment in progress	-		-		(42,156)		(29,445)
Total	7,016	0.7	6,221	0.7	789,687	15.8	818,520	14.2

Government
Federal	10,825		(26,971)		1,356,370		1,816,409
State	1		52		1,616,574		1,815,879
Municipal	-		-		2,905		2,492
Total	10,826	1.1	(26,919)	(3.2)	2,975,849	59.7	3,634,780	62.8

Third Parties
Interest and fines	59,086		66,506		268,329		476,256
Leasing and rent	-		11		24,848		21,573
Donations, subsidies and contributions	-		-		6,251		8,351
Total	59,086	6.1	66,517	7.8	299,428	6.0	506,180	8.8

Shareholders
Non controlling interests	-		-		24,724		17,646
Retained profits	898,498		806,363		898,498		806,363
Total	898,498	92.1	806,363	94.7	923,222	18.5	824,009	14.2

	975,426	100.0	852,182	100.0	4,988,186	100.0	5,783,489	100.0
Notes are an integral part of these quarterly information

NOTES TO THE QUARTELY FINANCIAL INFORMATION

for the nine-month periods ended September 30, 2013

All amounts expressed in thousands of Brazilian reais, unless otherwise stated

1         General Information

Companhia Paranaense de Energia - Copel (Copel, the Company or the Parent Company), with headquarters at Rua Coronel Dulcídio, 800, Batel, Curitiba, State of Paraná, is a public company with shares traded on Corporate Governance Level 1 of BM&FBOVESPA’s Special Listings and on stock exchanges in the United States of America and Spain. Copel is a mixed capital company, controlled by the Government of the State of Paraná, engaged, through its subsidiaries, in researching, studying, planning, building, and exploiting the production, transformation, transportation, distribution, and sale of energy, in any form, but mainly electric energy. These activities are regulated by the National Electric Energy Agency (Agência Nacional de Energia Elétrica or ANEEL), which reports to the Ministry of Mines and Energy (Ministério de Minas e Energia or MME). Additionally, Copel takes part in consortiums, private enterprises, or mixed capital companies in order to operate mostly in the areas of energy, telecommunications, natural gas, and water utility.

2         Basis of Preparation

2.1        Statement of compliance

The Company’s quarterly financial information includes:

•         The consolidated quarterly financial information prepared in accordance with International Financial Reporting Standards - IFRS issued by the International Accounting Standards Board - IASB and also in accordance with accounting practices adopted in Brazil;

•         The individual quarterly financial information of the parent company prepared in accordance with accounting practices adopted in Brazil.

Accounting practices adopted in Brazil include those in Brazilian Corporate Legislation and the pronouncements, orientations and interpretations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis or CPC) and approved by the Brazilian Securities and Exchange Commission – (Comissão de Valores Mobiliários or CVM) and Federal Accounting Council (Conselho Federal de Contabilidade – CFC).

These practices differ from international accounting standards applicable to Copel only with respect to the valuation of investments under the equity method of accounting. Under the IFRS investments should be measured and presented at acquisition cost or fair value.

This quarterly information is presented considering the rulings included in CPC 21 (R1) and IAS 34 - Interim Information and the CVM SNC/SEP Official Circular 03/11. Consequently, certain information disclosed in the notes to the financial statements for the year ended December 31, 2012 which did not alter during the quarter has not been presented.

Therefore, this quarterly information should be read together with the financial statements at December 31, 2012, available on the websites of CVM and Copel.

Authorization for the publication of this quarterly financial information was granted at the Meeting of the Board of Officers held on November 07, 2013.

2.2        Basis of measurement

The quarterly financial information were prepared based on historic cost, except for certain financial instruments which were stated at fair values through profit or loss, and financial assets held for sale measured at their fair values and investments valued by the equity method.

2.3        Functional currency and presentation currency

The individual and consolidated financial statements are presented in Brazilian Reais, which is the functional currency of the Company, except when otherwise indicated. All financial information present in Brazilian Reais was rounded to the nearest thousand.

2.4        Use of estimates and judgment

According to IFRS and CPC rules, the preparation of individual and consolidated financial statements requires that the company’s senior management make judgments, estimates and assumptions which affect the application of accounting policies and assets, liabilities, income and expenses reported values. The actual results may divert from these estimates.

Estimates and assumptions are reviewed in a continuous way. Reviews of accounting estimates are recognized in the year that those estimates are reviewed and in any future fiscal years affected.

As from the year starting January 1, 2013, CPC 45 Disclosure of Equity Interests in Other Entities, which requires that the entity should disclose information on significant judgments and assumptions, included in Note 16 - Investments, has been used in the preparation of the financial statements.

The other information on the use of critical estimates and assumptions related to the adopted accounting practices, which affect the amounts recognized in the quarterly information, is the same as the one disclosed in Note 2.4 to the financial statements as of December 31, 2012.

2.5        Reclassification within the statement of added value

The Company reviewed the statements of added value in the year. The revenues and the construction costs of the Company’s own assets were separately identified, and the proposed additional dividends were reclassified from return on equity capital to income retained by the company.

For comparison purposes, the value added to be distributed and the distribution of value added for September 30, 2012 were restated, as shown in note 3.3.6.

3         Main Accounting Policies

As from the year starting January 1, 2013, the following CPCs are used in the preparation of the financial statements: 18 (R2) Investments in Associated Company, Subsidiary and Joint Venture; 19 (R2) Business Combination; 33 (R1) Employee Benefits; 36 (R3) Consolidated Statements; and 45 Disclosure of Equity Interests in Other Entities.

For comparison purposes, the statement of financial position as of December 31, 2012 and the statements of income, comprehensive income, cash flows and value added as of September 30, 2012 are restated herein, including the effects arising from the adoption of new pronouncements.

The principal effects arising from the use of new pronouncements on the presentation of consolidated financial statements were the exclusion of the joint venture proportional balances, which used to be presented line to line, and the elimination of actuarial gain and loss deferment of private pension fund and health care plans (corridor method).

Accounting policies which went through changes from January 01, 2013 are described as follows. Other accounting policies are consistent with the ones presented in Note 3 to the financial statements as of December 31, 2012.

3.1        Basis for consolidation

Investments in subsidiaries (Note 16.2), in jointly controlled subsidiaries (Note 16.3) and in associated companies (Note 16.4) are recognized in individual financial statements based on the equity accounting method. According to the aforementioned method, investments are initially recorded at cost value and their carrying value is increased or decreased through the recognition of the investing company's interest in profit, loss and other comprehensive income generated by the investees subsequent to their acquisition. The use of this method should be discontinued as from the date on which the investment stops being qualified as subsidiary, jointly controlled subsidiary or associated company.

Payment of income decreases the carrying value of investments.

When required, the investees' financial statements are adjusted to adapt their policies to the Parent Company's accounting policies.

3.1.1       Subsidiaries

CPC 36 (R3) Consolidated Statements establishes control as the basis for the financial statements consolidation.

The financial statements of the subsidiaries are included in the consolidated financial statements as from the date on which such control begins up to the date on which the subsidiaries discontinue their activities.

The balances of the subsidiaries' assets and liabilities, and profit or loss, are consolidated line to line. Equity accounts and profit or loss accounts for transactions between consolidated companies are eliminated.

Minority interest is presented in equity, separately from the equity attributable to the Parent Company's shareholders. Profits, losses and other comprehensive income are also allocated separately from the ones allocated to the Parent Company's shareholders, even if this results in minority interest having a deficit balance.

3.1.2       Investments in subsidiaries and associated companies

Jointly controlled subsidiaries are entities over which the Company, subject to an agreement, does not individually exert power regarding financial and operational decisions, irrespective of the percentage of interest in the voting capital. Associated companies are entities over which the Company exerts significant influence.

When the share in losses of an associated company or jointly controlled subsidiaries equals or exceeds the accounting balance of the Company's equity interest in the investee, the Company should discontinue the recognition of its share in future losses. Additional losses will be considered, and a liability will be recognized, only when the Company incurs legal or constructive liabilities (not formalized), or performs payments on behalf of the investee. Should the investee subsequently determine profits, the Company should resume the recognition of its interest in these profits only subsequent to the point at which the portion to which it is entitled to in these subsequent profits equals its share in unrecognized losses.

3.2        Post-employment benefits

The Company and its Subsidiaries sponsors employee benefit plans, which are thoroughly described in Note 23. The amounts arising from these actuarial commitments (contributions, costs, liabilities and/or assets) are yearly calculated by an independent actuary,  including a period end which coincides with the year end and are recorded in accordance with the CPC 33 (R1) and IAS 19 - Employee Benefits terms, approved by the CVM Resolution 695/12.

Adoption of the Projected credit unit method adds each service year as taxable event of an additional benefit unit, thus adding to the final liability calculation.

Other actuarial assumptions which take into consideration biometric and economical tables, in addition to historical data of the benefit plans, obtained from the Fundação Copel, entity which manages these plans.

Actuarial gains and losses, deriving from changes in assumptions and/or actuarial adjustments are recognized in other comprehensive income.

3.3        Effects arising from the use of the new CPCs

3.3.1       Effects on statement of financial position as of January 1, 2012

		Stated	Retrospective	Restated
Parent Company			application -
			Employee
			benefits
ASSETS
CURRENT ASSETS		1,300,161	-	1,300,161

NONCURRENT ASSETS		12,010,733	8,965	12,019,698
Long Term Assets		1,476,621	-	1,476,621
Investments		10,534,112	8,965	10,543,077
TOTAL ASSETS		13,310,894	8,965	13,319,859

		Stated	Retrospective	Restated
Parent Company			application -
			Employee
			benefits
LIABILITIES
CURRENT LIABILITIES		223,073	-	223,073
NONCURRENT LIABILITIES		1,261,127	-	1,261,127
EQUITY		11,826,694	8,965	11,835,659
TOTAL LIABILITIES		13,310,894	8,965	13,319,859

	Stated		Retrospective	Restated
Consolidated		Retrospective	application -
		application - Joint	Employee
		arrangements	benefits
ASSETS
CURRENT ASSETS	3,702,013	(2,496)	-	3,699,517
Cash and cash equivalents	1,049,125	(679)	-	1,048,446
Dividends receivable	17,906	(1,419)	-	16,487
Income Tax and Social Contribution	215,381	(376)	-	215,005
Others	2,419,601	(22)	-	2,419,579
NONCURRENT ASSETS	15,140,006	991	(3,359)	15,137,638
Long Term Assets	5,659,868	(128)	(3,359)	5,656,381
Judicial deposits	430,817	(97)	-	430,720
Accounts receivable related to the concession	3,236,474	(31)	-	3,236,443
Deferred Income Tax and Social Contribution	465,536	-	(3,359)	462,177
Others	1,527,041	-	-	1,527,041
Investments	549,158	6,038	-	555,196
Property, Plant and Equipment, net	7,209,123	(6)	-	7,209,117
Intangible Assets	1,721,857	(4,913)	-	1,716,944
TOTAL ASSETS	18,842,019	(1,505)	(3,359)	18,837,155

3.3.2         Effects on statement of financial position for the period ended on December 31, 2012

	Stated		Retrospective	Restated
Consolidated		Retrospective	application -
		application - Joint	Employee
		arrangements	benefits
LIABILITIES
CURRENT LIABILITIES	2,058,821	(1,036)	-	2,057,785
Payroll, social charges and accruals	224,095	(19)	-	224,076
Suppliers	747,453	(19)	-	747,434
Other taxes due	288,457	(864)	-	287,593
Others	798,816	(134)	-	798,682
NONCURRENT LIABILITIES	4,713,670	(469)	(12,324)	4,700,877
Suppliers	108,462	(466)	-	107,996
Deferred Income Tax and Social Contribution	648,266	-	1,261	649,527
Post employment benefits	432,838	-	(13,585)	419,253
Provision for contingencies	1,000,823	(3)	-	1,000,820
Others	2,523,281	-	-	2,523,281
EQUITY	12,069,528	-	8,965	12,078,493
TOTAL LIABILITIES	18,842,019	(1,505)	(3,359)	18,837,155

3.3.2 Effects on statement of financial position for the period ended on December 31, 2012

		Stated	Retrospective	Restated
Parent Company			application -
			Employee
			benefits
ASSETS
CURRENT ASSETS		1,218,801	-	1,218,801
NONCURRENT ASSETS		12,545,907	(135,608)	12,410,299
Long Term Assets		1,540,940	-	1,540,940
Investments		11,004,967	(135,608)	10,869,359
TOTAL ASSETS		13,764,708	(135,608)	13,629,100

		Stated	Retrospective	Restated
Parent Company			application -
			Employee
			benefits
LIABILITIES
CURRENT LIABILITIES		257,700	-	257,700
NONCURRENT LIABILITIES		1,274,016	-	1,274,016
EQUITY		12,232,992	(135,608)	12,097,384
TOTAL LIABILITIES		13,764,708	(135,608)	13,629,100

	Stated		Retrospective	Restated
Consolidated		Retrospective	application -
		application - Joint	Employee
		arrangements	benefits

ASSETS

CURRENT ASSETS	4,699,255	(17,563)	-	4,681,692
Cash and cash equivalents	1,483,137	(23,920)	-	1,459,217
Dividends receivable	9,555	8,509	-	18,064
Income Tax and Social Contribution	193,158	(1,614)	-	191,544
Others	3,013,405	(538)	-	3,012,867

NONCURRENT ASSETS	16,512,299	2,986	11,926	16,527,211
Long Term Assets	6,302,904	(39,068)	33,481	6,297,317
Accounts receivable related to the concession	2,684,792	(38,966)	-	2,645,826
Judicial deposits	574,473	(102)	-	574,371
Deferred Income Tax and Social Contribution	647,804	-	33,481	681,285
Others	2,395,835	-	-	2,395,835

Investments	543,036	47,508	(21,555)	568,989
Property, Plant and Equipment, net	7,871,849	(96)	-	7,871,753
Intangible Assets	1,794,510	(5,358)	-	1,789,152

TOTAL ASSETS	21,211,554	(14,577)	11,926	21,208,903

	Stated		Retrospective	Restated
Consolidated		Retrospective	application -
		application - Joint	Employee
		arrangements	benefits

LIABILITIES

CURRENT LIABILITIES	2,847,818	(14,374)	-	2,833,444
Payroll, social charges and accruals	384,150	(142)	-	384,008
Suppliers	1,136,359	(4,577)	-	1,131,782
Other taxes due	290,896	(2,416)	-	288,480
Other accounts payable	97,042	(7,239)	-	89,803
Others	939,371	-	-	939,371

NONCURRENT LIABILITIES	5,866,238	(203)	147,534	6,013,569
Suppliers	100,996	(88)	-	100,908
Deferred Income Tax and Social Contribution	615,924	(115)	(25,273)	590,536
Post employment benefits	502,423	-	172,807	675,230
Others	4,646,895	-	-	4,646,895

EQUITY	12,497,498	-	(135,608)	12,361,890

TOTAL LIABILITIES	21,211,554	(14,577)	11,926	21,208,903

3.3.3       Effects on statement of income for the period ended on September  30, 2012

Consolidated	Stated	Retrospective application	Restated
CONTINUING OPERATIONS
OPERATING REVENUES	6,109,116	16,465	6,092,651
COST OF SALES AND SERVICES PROVIDED	(4,467,938)	(16,081)	(4,451,857)
GROSS PROFIT	1,641,178	384	1,640,794
Operational expenses / income	(559,151)	296	(559,447)
Selling expenses	(31,466)	-	(31,466)
General and administrative expenses	(351,022)	(1,557)	(349,465)
Other operational income (expenses)	(229,192)	(547)	(228,645)
Equity in earnings of subsidiaries	52,529	2,400	50,129
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,082,027	680	1,081,347
Financial results	86,037	(576)	86,613
PROFIT BEFORE INCOME TAX AND SOCIAL CONTRIBUTION	1,168,064	104	1,167,960
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(344,055)	(104)	(343,951)
NET INCOME FOR THE PERIOD	824,009	-	824,009

3.3.4 Effects on statements of changes in equity

Parent Company	01.01.2013	09.30.2012	01.01.2012
STATEMENTS OF CHANGES IN EQUITY
Stated balance	12,232,992	12,540,889	11,826,694
Actuarial losses on the transition of accounting practices - CPC 33 (R1) *	(135,608)	8,965	8,965
Restated balance	12,097,384	12,549,854	11,835,659
(*) Equity in Parent Company, net of taxes

Consolidated	01.01.2013	09.30.2012	01.01.2012
STATEMENTS OF CHANGES IN EQUITY
Stated balance	12,497,498	12,800,177	12,069,528
Actuarial losses on the transition of accounting practices - CPC 33 (R1)	(205,466)	13,585	13,585
Deferred income tax and social contribution	69,858	(4,620)	(4,620)
Restated balance	12,361,890	12,809,142	12,078,493

3.3.5 Effects on statements of cash flow for the period ended on September 30, 2012
	Stated	Retrospective	Restated
STATEMENTS OF CASH FLOWS		application -
		Joint
		arrangements

Cash flows from operational activities	969,534	7,808	977,342
Cash flows from investment activities	(1,177,387)	(20,775)	(1,198,162)
Cash flows from financing activities	(91,752)	3,044	(88,708)

3.3.6       Effect on statements of added value for the period ended on September  30, 2012

Parent Company	Stated	Reclassifications (Note 2.5)	Restated
Statements of Added Value
Income	-	-	-
( - ) Supplies acquired from third parties	11,772	11,381	23,153
Material, supplies, and services from third parties	2,449	-	2,449
Others	9,323	11,381	20,704
( = ) GROSS ADDED VALUE	(11,772)	(11,381)	(23,153)
( - ) Depreciation and amortization	566	-	566
( = ) NET ADDED VALUE	(12,338)	(11,381)	(23,719)
( + ) Transferred added value	875,901	-	875,901
Financial income	86,348	-	86,348
Results from investment interests	789,553	-	789,553
VALUE ADDED TO DISTRIBUTE	863,563	(11,381)	852,182

Parent Company	Stated	Reclassifications (Note 2.5)	Restated
DISTRIBUTION OF ADDED VALUE:
Personnel	6,221	-	6,221
Government	(26,919)	-	(26,919)
Third Parties	77,898	(11,381)	66,517
Shareholders	806,363	-	806,363
	863,563	(11,381)	852,182

Consolidated	Stated	Retrospective application - Joint arrangements	Reclassifications (Note 2.5)	Restated
Statements of Added Value

Income	9,366,938	(16,465)	465,150	9,815,623
Sale of energy, services and other income	8,981,913	(1,095)	(111,009)	8,869,809
Construction income	383,268	(15,370)	576,159	944,057
Other income	1,574	-	-	1,574
Allowance for doubtful debts	183	-	-	183

( - ) Supplies acquired from third parties	3,870,035	(18,096)	454,223	4,306,162
Material, supplies, and services from third parties	375,345	(537)		374,808
Construction costs	379,214	(16,081)	453,114	816,247
Other supplies	143,098	(1,478)	1,109	142,729
Others	2,972,378			2,972,378

( = ) GROSS ADDED VALUE	5,496,903	1,631	10,927	5,509,461
( - ) Depreciation and amortization	411,736	(547)	-	411,189
( = ) NET ADDED VALUE	5,085,167	2,178	10,927	5,098,272
( + ) Transferred added value	576,970	(2,762)	111,009	685,217
Financial income	523,975	(362)	-	523,613
Results from investment interests	52,995	(2,400)	-	50,595
Other income	-	-	111,009	111,009
VALUE ADDED TO DISTRIBUTE	5,662,137	(584)	121,936	5,783,489

Consolidated	Stated	Retrospective application - Joint arrangements	Reclassifications (Note 2.5)	Restated
DISTRIBUTION OF ADDED VALUE:
Personnel	750,600	(456)	68,376	818,520
Government	3,631,470	(1,176)	4,486	3,634,780
Third Parties	456,058	1,048	49,074	506,180
Shareholders	824,009	-	-	824,009
	5,662,137	(584)	121,936	5,783,489

4         Cash and Cash Equivalents

	Parent Company		Consolidated
				Restated
	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Cash and bank accounts	745	1,972	62,666	94,484
Financial investments with immediate liquidity	183,391	27,492	1,469,150	1,364,733
	184,136	29,464	1,531,816	1,459,217

Financial investments with immediate liquidity are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. These short-term investments comprise Bank Certificates of Deposit (CDBs) issued by official banks and also financial investments in Government Bonds with repurchase agreements with the issuer banks, in which the Bank has the obligation to repurchase these bonds from Copel on request. These investments have yielded on average 101.49% of the variation of the Interbank Deposit Rate as of September 30, 2013 and 100.75% as of December 31, 2012.

5         Bonds and Securities

Category	Level Note 34.2	Index	Parent Company		Consolidated
			09.30.2013	12.31.2012	09.30.2013	12.31.2012
Securities held for sale
CDB	2	CDI	94	90	46,390	39,845
Committed Operation	2	Before fixed	-	-	75,321	175,792
Quotas in Funds	1	CDI	90	86	89	86
NTN- F	1	CDI	-	-	1,983	-
LFT	1	Selic	-	-	132,322	162,517
LTN	1	Before fixed	-	-	112,596	167,917
LFBB	2	CDI	-	-	-	13,661
LF Caixa	2	CDI	-	-	-	9,004
			184	176	368,701	568,822
Securities held for trading
Quotas in FI	2	CDI	-	-	79,676	24,742
Committed Operation	1	Before fixed	-	-	40,645	16,373
CDB	2	CDI	-	-	12,485	3,147
LF	2	CDI	-	-	13,221	12,591
LFT	1	Selic	-	-	-	9,526
LTN	1	Selic	-	-	47,391	48,216
DPGE	2	CDI	-	-	37,475	61,475
Shares	1	Ibovespa	-	-	-	93
Debentures	2	CDI	-	-	3,518	3,668
Promissory Notes	2	CDI	-	-	-	3,127
Fixed Income Term3	1	Before fixed	-	-	-	56
Derivatives	1	Future DI BMF	-	-	115	-
			-	-	234,526	183,014
Securities held to maturity
LF Caixa - maturing in 11.07.2013		CDI	-	-	5,866	5,540
LF Caixa - maturing in 11.08.2013		CDI	-	-	7,033	6,640
			-	-	12,899	12,180
			184	176	616,126	764,016
		Current	184	176	509,183	635,501
		Noncurrent	-	-	106,943	128,515

Copel and its subsidiaries holds bonds and securities with variable interest rates. The maturity of these securities varies between 1 and 48 months, as from the reporting date of this report. None of these assets was overdue or presented recovery problems or impairment losses at the end of the period.

The main amounts invested include exclusive funds and guarantees.

5.1        Main amounts invested

Consolidated	09.30.2013	12.31.2012
Exclusive funds
Exclusive funds of Copel Geração e Trasmissão at Banco do Brasil	98,162	174,047
Exclusive funds of Copel Distribuição at Banco do Brasil	106,094	101,056
Exclusive funds of Copel Geração e Transmissão at Caixa Econômica Federal	-	91,807
Exclusive funds of Copel Distribuição at Caixa Econômica Federal	-	50,517
Exclusive funds of UEG Araucária at Banco do Brasil	111,657	78,021
Exclusive funds of UEG Araucária at BNY Mellon Serviços Financeiros DTVMS.A.	122,751	104,961
	438,664	600,409
Guarantee
Guarantee for the ANEEL auction	6,837	21,427
Guarantee for the Contracts for the Sale of Energy in the Regulated Environment – CCEARS	115,956	72,998
Collaterals for financing facilities to build hydroelectric power plants
HPPs and transmission lines - TLs	15,748	32,144
Guarantee for the compliance with article 17 of law 11,428/2006 and possible authorization by Environmental Institute
of Paraná (Instituto Ambiental do Paraná or IAP), by the Consórcio Energético Cruzeiro do Sul	33,074	31,290
	171,615	157,859

6         Collaterals and Escrow Accounts

Consolidated			Restated
		09.30.2013	12.31.2012
Collaterals and escrow accounts - STN(6.1)		44,309	43,246
Collaterals and escrow accounts - CCEAR		1,004	34,289
Other		1,050	2,519
		46,363	80,054
	Current	2,054	36,808
	Noncurrent	44,309	43,246

6.1        Collateral - National Treasury Department - STN

Surety bonds and restricted deposits are offered to secure the repayment of the principal consisting of discount bonds and par bounds when these payments are required on April 11, 2024 (Note 21.1). The amounts are adjusted by applying the weighted average of the percentage variations of the prices of zero-coupon bonds issued by the U.S. Treasury, according to the participation of each series of the instrument in the composition of the collateral portfolio made up to secure the payment of the principal under the Brazilian Financing Plan – 1992.

7         Trade Accounts Receivable

Consolidated		Balances falling due	Overdue up to 90 days	Overdue for more than 90 days	Total 09.30.2013	Total 12.31.2012
Customers
Residential		155,700	88,318	30,592	274,610	295,603
Industrial		126,969	22,469	17,651	167,089	166,182
Commercial		108,610	24,104	15,021	147,735	176,668
Rural		19,486	6,587	6,667	32,740	40,499
Public Entities		31,213	4,572	18,597	54,382	49,464
Public lighting		18,085	6	81	18,172	17,778
Public service		29,552	106	182	29,840	34,488
Unbilled		243,989	-	-	243,989	330,326
Energy installments plan		69,499	4,834	30,733	105,066	94,425
Low income subsidy - Eletrobras		10,038	-	-	10,038	4,694
State Government "Luz Fraterna" program		49,009	2,176	21,334	72,519	60,259
Other receivables		24,239	14,183	26,309	64,731	41,742
		886,389	167,355	167,167	1,220,911	1,312,128
Concessionaires and Permission holder
Energy supplies
CCEAR- auction		90,461	26	5,152	95,639	177,983
Bilateral contracts		72,767	-	119	72,886	30,317
CCEE		33,816	-	14	33,830	2,173
Reimbursement to generators		-	-	1,288	1,288	1,288
		197,044	26	6,573	203,643	211,761
Charges from using transmission grid
Transmission grid		14,131	161	2,361	16,653	23,505
Basic network and conection grid		11,000	173	3,883	15,056	28,017

.		25,131	334	6,244	31,709	51,522
Telecommunications		5,227	8,136	21,449	34,812	17,928
.
Gas. distribution		37,577	1,145	1,324	40,046	34,767
Allowance for doubtful accounts (7.1)		-	-	(130,637)	(130,637)	(112,762)
		1,151,368	176,996	72,120	1,400,484	1,515,344
	Current	1,106,733	176,996	72,120	1,355,849	1,489,173
	Noncurrent	44,635	-	-	44,635	26,171

7.1        Allowance for doubtful accounts

Copel’s senior management has considered the following amounts as sufficient to cover potential losses on the realization of receivables:

Consolidated	Balance as of January 1, 2013	Additions / (reversals)	Reversal of write offs	Balance as of September 30, 2013
Customers, concessionaries and permission holder
Residential	39,229	16,223	(10,349)	45,103
Industrial	30,992	8,427	(1,892)	37,527
Commercial	24,012	5,196	(2,127)	27,081
Rural	5,526	1,499	(664)	6,361
Public Entities	9,316	3	-	9,319
Public lighting	129	(49)	-	80
Public service	113	52	-	165
Concessionaries and permission holder	224	1,267	(105)	1,386
Telecommunications	3,221	394	-	3,615
	112,762	33,012	(15,137)	130,637

Consolidated	Balance as of January 1, 2012	Additions / (reversals)	Reversal of write offs	Balance as of September 30, 2012
Customers, concessionaries and permission holder
Residential	28,953	20,664	(13,625)	35,992
Industrial	25,163	7,470	(1,674)	30,959
Commercial	19,466	570	(2,559)	17,477
Rural	1,805	3,349	(668)	4,486
Public Entities	2,359	1,216	-	3,575
Public lighting	79	43	-	122
Public service	41	52	-	93
Concessionaries and permission holder	37,370	(37,146)	-	224
Telecommunications	683	3,114	-	3,797
	115,919	(668)	(18,526)	96,725

8         Recoverable Rate Deficit (CRC) Transferred to the Government of the State of Paraná

By means of a fourth amendment dated January 21, 2005, the Company renegotiated with the Government of Paraná the outstanding CRC (Account for Compensation of Income and Losses) balance as of December 31, 2004, in the amount of R$ 1,197,404, to be paid in 244 installments under the Price amortization system, restated according to the IGP-DI inflation index plus interest of 6.65% p.y., with the first installment due on January 30, 2005 and the others due in subsequent and consecutive months.

The State Government has been in compliance with the payments of the renegotiated installments according to the terms of the fourth amendment to the CRC agreement. Amortizations are secured by resources from dividends.

8.1        Maturity of noncurrent installments

Consolidated	09.30.2013	12.31.2012
2014	21,536	80,979
2015	89,695	86,365
2016	95,660	92,109
2017	102,022	98,234
2018	108,807	104,767
2019	116,044	111,735
2020	123,761	119,166
2021	131,992	127,091
2022	140,770	135,543
2023	150,132	144,557
2024	160,116	154,171
2025	55,705	53,637
	1,296,240	1,308,354

8.2        Changes in CRC

Consolidated	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2013	75,930	1,308,354	1,384,284
Interest and fees	65,822	-	65,822
Monetary variations	1,402	49,050	50,452
Transfers	61,164	(61,164)	-
Amortizations	(122,309)	-	(122,309)
Balance as of September 30, 2013	82,009	1,296,240	1,378,249

Consolidated	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2012	65,862	1,280,598	1,346,460
Interest and fees	64,151	-	64,151
Monetary variations	2,186	93,334	95,520
Transfers	53,967	(53,967)	-
Amortizations	(113,148)	-	(113,148)
Balance as of September 30, 2012	73,018	1,319,965	1,392,983

9         Accounts receivable related to the concession

9.1        Changes in accounts receivable related to the concession

Consolidated	Current assets	Noncurrent assets		Total
		Assets	Special liabilities
Balance as of January 31, 2013 - Restated	5,319	4,557,599	(1,911,773)	2,651,145
Capitalization of intangible assets in progress	-	414,647	(60,094)	354,553
Transfers fromnoncurrent to current	14,426	(14,426)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(15,282)	-	-	(15,282)
Transfer to property, plant and equipment	-	458	-	458
Transfer to property, plant and equipment - Resolution 367/2009	-	8,177	-	8,177
Monetary variations	-	140,384	(68,316)	72,068
Remuneration	-	22,756	-	22,756
Construction income	-	58,663	-	58,663
Write off	-	(22,150)	4,207	(17,943)
Write off - Resolution 367/2009	-	(24,034)	-	(24,034)
	4,463	5,142,074	(2,035,976)	3,110,561

Consolidated	Current Assets	Noncurrent assets		Total
		Assets	Special liabilities
Balance as of January 31, 2012 - Restated	80,626	4,828,568	(1,592,125)	3,317,069
Capitalization of intangible assets in service	-	136,658	(60,802)	75,856
Capitalization of intangible assets in progress	-	240,425	(26,421)	214,004
Transfers fromnoncurrent to current	198,918	(198,918)	-	-
Transfers to charges for use of main distributions and transmission grid - customers	(165,051)	-	-	(165,051)
Transfer to property, plant and equipment is service	-	(92)	-	(92)
Adjustment to financial assets classified as available for sale	-	(13,116)	-	(13,116)
Monetary variations	-	255,286	(97,940)	157,346
Remuneration	-	307,554	-	307,554
Construction income	-	29,692	-	29,692
Fair value adjustment	-	(147,971)	(98,020)	(245,991)
Write off	-	(7,684)	-	(7,684)
Balance as of September 30, 2012 - Restated	114,493	5,430,402	(1,875,308)	3,669,587

9.2        Electricity rate adjustment at Copel Distribuição

On June 20, 2013 ANEEL (National Electric Energy Agency), issued Resolution 1.541, deciding on the Annual Electricity Rate Adjustment for Copel Distribuição. The authorized average electricity rate adjustment was 14.61%, of which 11.40% consists of an economic annual electricity rate adjustment, 1.68% relates to the financial components of the current electricity rate adjustment year and 1.53% consists of the withdrawal of financial components from the previous electricity rate adjustment year. However, the Company asked ANEEL for a suspension of the authorized electricity rate adjustment, expecting for a deferral of the application of the authorized electricity rate adjustment index.

At the request of the Company, on July 9, 2013 ANEEL approved the deferral of the average adjustment rate of 14.61%, authorizing the application of the average adjustment rate of 9.55% retroactively to June 24, 2013 and, as an exception, the deferral of R$ 255,900, equivalent to the difference between the applied and the authorized adjustment, to be considered as a financial component which will be adjusted according to the IGP-M (General Market Price Index) and included in the calculation of the subsequent electricity rate adjustment.

9.3        Commitments regarding transmission

Transmission Lines and Substations	Value
Contract 010/10 - Transmission Line Araraquara 2 - Taubaté	297,387
Contract 015/10 - Substation Cerquilho III	43,775
Contract 022/12 - TL 230 kV - Foz do Chopim- Salto Osorio C2 and Londrina Figueira	39,517
Contract 002/13 - TL 230 kV Assis - Paraguaçu Paulista	50,624

10      Accounts receivable related to the concession extension

10.1      Changes in the accounts receivable related to the concession extension

Consolidated	Current Assets	Noncurrent Assets	Total
Balance as of January 1, 2013	356,085	717,805	1,073,890
Transfers fromnoncurrent to current	264,120	(264,120)	-
Amortization	(335,273)	-	(335,273)
Monetary variations	34,648	-	34,648
Charges	32,581	-	32,581
Balance as of September 30, 2013	352,161	453,685	805,846

11      Other Receivables

		Consolidated
	06.30.2013	12.31.2012
		Restated
Current assets
Transfer CDE(11.1)	338,800	-
Advance payments to suppliers	92,633	29,163
Services in progress (11.2)	86,554	80,043
Advance payments to employees	39,462	29,788
Partnership in consortiums	25,540	25,540
Decommissioning in progress	18,985	10,514
Advance for severance estate	14,399	8,740
Rental plant UEG Araucária	10,205	11,894
Other receivables	55,669	39,269
	682,247	234,951
Noncurrent assets
Advance payments to suppliers	13,611	12,279
Services in progress (11.2)	7,195	8,470
Other receivables	1,978	1,979
	22,784	22,728

11.1      Service in progress

This item refers to services currently in progress within the Company, most of which are related to the Research and Development and Energy Efficiency programs, which upon conclusion are offset against the respective liability recorded for this purpose, in compliance with the applicable regulations.

12      Inventories

Consolidated
Operation/Maintenance	09.30.2013	12.31.2012
Copel Distribuição	93,325	84,995
Copel Geração e Transmissão	30,563	28,299
Copel Telecomunicações	9,522	10,645
Compagás	883	870
	134,293	124,809

13      Income Tax, Social Contribution and Other Taxes

13.1      Income Tax (IR) and Social Contribution (CSLL)

.	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	Restated 12.31.2012
Current assets
IRand CSLL paid in advance	160,576	156,718	444,314	468,791
IRand CSLL to be offset against liability	-	(1,215)	(232,302)	(272,227)
IRand CSLL to be offset against IRRF on JSCP	-	(5,020)	-	(5,020)
	160,576	150,483	212,012	191,544
Noncurrent assets
IRand CSLL paid in advance	-	-	8,495	19,995
	-	-	8,495	19,995
Current liabilities
IRand CSLL due	-	4,466	557,384	442,416
IRand CSLL to be offset against asset	-	(1,215)	(232,302)	(272,227)
	-	3,251	325,082	170,189

13.2      Deferred Income Tax and Social Contribution

13.2.1     Changes in Deferred Income Tax and Social Contribution

Parent Company	Balance as of January 1, 2013	Recognized in income	Recognized in other comprehensive income	Balance as of September 30, 2013
Noncurrent assets
Tax losses and negative tax basis	-	22,050	-	22,050
Other temporary additions			-
Provisions for legal claims	102,780	(8,455)	-	94,325
Allowance for doubtful debts	1,478	-	-	1,478
Amortization - concession	18,085	192	-	18,277
Provision for financing	4,795	-	-	4,795
Interest on own capital	21,709	(21,709)	-	-
Others	431	(57)	-	374
	149,278	(7,979)	-	141,299
(-)Noncurrent liabilities
Transitional tax system - RTT	-
Effects fromapplying CPC38
- financial instruments	6,787	(1,861)	2,715	7,641
Temporary exclusions	-		-
Provisions for negative goodwill	25,297	-	-	25,297
	32,084	(1,861)	2,715	32,938
Net	117,194	(6,118)	(2,715)	108,361

Parent Company	Balance as of January 1, 2012	Recognized in income	Recognized in other comprehensive income	Balance as ofSeptember 30, 2012
Noncurrent assets
Tax losses and negative tax basis	-	41,739	-	41,739
Other temporary additions	-
Provisions for legal claims	100,421	4,492	-	104,913
Allowance for doubtful debts	1,478	-	-	1,478
Amortization - concession	17,830	192	-	18,022
Provision for financing	4,795	-	-	4,795
Interest on own capital	16,666	(16,666)	-	-
Others	449	(164)	-	285
	141,639	29,593	-	171,232
(-)Noncurrent liabilities
Transitional tax system - RTT	-
Effects fromapplying CPC38
- financial instruments	7,962	(982)	51	7,031
Temporary exclusions	-	-
Provisions for negative goodwill	25,297	-	-	25,297
	33,259	(982)	51	32,328
Net	108,380	30,575	(51)	138,904

Consolidated	Balance as of January 1, 2013 Restated	Recognized in income	Recognized in other comprehensive income	Balance as of September 30, 2013
Noncurrent assets
Tax losses and negative tax basis	2,486	22,050	-	24,536
Private pension and health plans	178,312	13,016	-	191,328
Transitional tax system- RTT
Effects fromapplying ICPC01	87,299	(6,593)	-	80,706
Effects fromapplying CPC33 - R1	59,341	-	52,219	111,560
Effects fromapplying CPC38	-	-	584	584
Other temporary additions
Provisions for legal claims	338,028	29,664	-	367,692
Voluntary termination Program/retirement	53,986	(21,691)	-	32,295
Provision of Research and Development	46,790	14,351	-	61,141
Allowance for doubtful debts	41,452	6,232	-	47,684
Amortization - concession	36,429	192	-	36,621
Provision for investment losses	355	-	-	355
Provision for tax losses	14,847	(213)	-	14,634
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	4,795	-	-	4,795
Provision for energy purchases	97,033	1,300	-	98,333
Provision for profit sharing	9,671	(366)	-	9,305
Interest on own capital	21,709	(21,709)	-	-
Others	6,844	(1,267)	-	5,577
	1,006,299	34,966	52,803	1,094,068
(-) Noncurrent liabilities
Transitional tax system- RTT	-
Effects fromapplying CPC27	689,160	(39,892)	-	649,268
Effects fromapplying CPC38	15,042	(3,466)	315	11,891
Effects fromapplying CPC33 - R1	587	-	(587)	-
Other temporary exclusions
Capitalization of financial charges	5,357	-	-	5,357
Deferment of capital gains	175,450	(50,937)	-	124,513
Provisions for negative goodwill	25,297	-	-	25,297
Gas supply	3,581	(1,343)	-	2,238
Others	1,076	-	-	1,076
	915,550	(95,638)	(272)	819,640
Net	90,749	130,604	53,075	274,428
Assets presented in the Statement of Financial Position	681,285			733,065
Liabilities presented in the Statement of Financial Position	590,536			458,637
Net	90,749			274,428

Consolidated	Balance as of January 1, 2012 Restated	Recognized in income	Recognized in other comprehensive income	Balance as of September 30, 2012 Restated
Noncurrent assets
Tax losses and negative tax basis	2,486	41,739	-	44,225
Private pension and health plans	154,108	12,603	-	166,711
Transitional tax system- RTT
Effects fromapplying ICPC01	16,142	12,414	-	28,556
Other temporary additions
Provisions for legal claims	287,220	30,010	-	317,230
Voluntary termination Program/retirement	12,355	(2,090)	-	10,265
Provision of Research and Development	28,791	13,289	-	42,080
Allowance for doubtful debts	42,216	(6,367)	-	35,849
Amortization - concession	36,173	192	-	36,365
Provision for investment losses	355	-	-	355
Provision for tax losses	15,913	(1,320)	-	14,593
Provision for impact of grid charges	6,922	-	-	6,922
Provision for financing	4,795	-	-	4,795
Provision for energy purchases	99,568	(8,918)	-	90,650
Provision for profit sharing
Provision for profit sharing	15,980	(2,747)	-	13,233
Interest on own capital	16,666	(16,666)	-	-
Others	5,490	(1,475)	-	4,015
	745,180	70,664	-	815,844
(-) Noncurrent liabilities
Transitional tax system- RTT	-
Effects fromapplying CPC27	741,195	(12,650)	-	728,545
Effects fromapplying ICPC01	138,712	(4,231)	(4,459)	130,022
Effects fromapplying CPC38	11,977	(982)	702	11,697
Effects fromapplying CPC33	4,620	-	-	4,620
Other temporary exclusions
Capitalization of financial charges	5,357	-	-	5,357
Provisions for negative goodwill	25,297	-	-	25,297
Gas supply	5,372	(1,343)	-	4,029
	932,530	(19,206)	(3,757)	909,567
Net	(187,350)	89,870	3,757	(93,723)

13.2.2     Realization of deferred tax credits

As estimates of future taxable income, the realization of deferred taxes is presented below:

	.	Parent Company	Consolidated
2013		25,877	291,928
2014		3,224	(28,832)
2015		1,376	(18,766)
2016		120	30,564
2017		120	4,821
2018 to 2020		360	(24,710)
2021 to 2023		77,284	19,423
		108,361	274,428

13.3      Other recoverable taxes and other taxes due

.	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	Restated 12.31.2012
Current assets
Recoverable ICMS (VAT)	-	-	43,956	38,311
Recoverable PIS/Pasep and Cofins taxes	-	-	53,013	54,190
PIS/Pasep and Cofins to be offset against liabilities	-	-	(25,942)	(43,378)
Other recoverable taxes	-	11	1,818	367
	-	11	72,845	49,490
Noncurrent assets
Recoverable ICMS (VAT)	-	-	70,221	71,785
PIS/Pasep and Cofins taxes	-	-	48,857	48,393
Other recoverable taxes		-	91	11
	-	-	119,169	120,189
Current liabilities
ICMS (VAT) payable	-	-	180,747	209,570
PIS/Pasep and Cofins payable	-	22,054	42,472	82,066
PIS/Pasep and Cofins to be offset against assets	-	-	(25,942)	(43,378)
IRRF on JSCP	-	5,020	-	39,303
IRRF on JSCPto be offset against IR and CSLL asset	-	(5,020)	-	(5,020)
Other taxes	420	18	36,995	5,939
	420	22,072	234,272	288,480

13.4      Reconciliation of the provision for Income Tax (IRPJ) and Social Contribution (CSLL)

.	Parent Company		Consolidated
	09.30.2013	09.30.2012	09.30.2013	Restated 09.30.2012
Income before IRPJ and CSLL	904,616	775,788	1,359,674	1,167,960
IRPJ and CSLL (34%)	(307,569)	(263,768)	(462,289)	(397,106)
Tax effects on:
Equity in income	301,171	265,368	19,391	14,523
Interest on own capital	161	28,857	161	32,327
Dividends	134	134	134	134
Non deductible expenses	(15)	(16)	(2,353)	(1,912)
Tax incentives	-	-	8,233	5,120
Others	-	-	271	2,963
Current IRPJ and CSLL	-	-	(567,056)	(433,821)
Deferred IRPJ and CSLL	(6,118)	30,575	130,604	89,870
Effective rate - %	0.7%	-3.9%	32.1%	29.4%

14      Judicial Deposits

.		Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	Restated 12.31.2012
Taxes claims	271,711	271,834	351,862	347,484
Labor claims	-	-	111,343	90,479
Civil
Suppliers	-	-	95,558	95,558
Civil	288	-	26,168	26,796
Easements	-	-	7,831	7,157
Customers	-	-	2,393	2,419
.	288	-	131,950	131,930
Others	-	24	4,506	4,478
	271,999	271,858	599,661	574,371

15      Receivable from related parties

.	Parent Company		Consolidated
	09.30.2013	12.31.2012	09.30.2013	Restated 12.31.2012
Associate and Jointly-controlled companies
Dividends and/or interests on own capital
Dona Francisca Energética	8,154	78	8,154	78
Dominó Holdings	-	17,986	-	17,986
Matrinchã	-	-	20	-
.	8,154	18,064	8,174	18,064
Subsidiaries
Dividends and/or interests on own capital
Copel Geração e Transmissão	392,525	635,489	-	-
Copel Distribuição	59,000	371,863	-	-
Copel Telecomunicações	7,982	7,982	-	-
Compagás	-	2,514	-	-
Elejor	-	2,752	-	-
	459,507	1,020,600	-	-
Financing tranferred - STN
Copel Distribuição (15.1)	63,934	59,340	-	-
	63,934	59,340	-	-
Loan contract
Copel Distribuição (15.2)	912,930	859,894	-	-
Elejor (15.3)	-	232,654	-	-
	912,930	1,092,548	-	-
	1,444,525	2,190,552	8,174	18,064
Current assets - Dividends receivable	467,661	1,038,664	8,174	18,064
Current assets - Receivable from subsidiaries	912,930	-	-	-
Noncurrent assets	63,934	1,151,888	-	-

15.1      Financing transferred - STN

A The Company transferred loans and financing to its wholly owned subsidiaries at the time of constitution in 2001. However, since the contracts for the transfers to the respective subsidiaries were not formalized with the financial institutions, they also remain recognized in the parent company.

This financing is transferred and incurs the same charges assumed by the Company and is reported separately, as receivable from the wholly owned subsidiaries, and as liabilities for loans and financing in the subsidiaries (Note 21.1).

15.2      Loan Contract - Copel Distribuição

On February 09, 2012, ANEEL approved the loan contract agreed between the Company (lender) and Copel Distribuição (borrower), for the amount of R$ 800,000. The loan is for a period of two years, bearing interest of 109.41% of the DI rate. The allocation of resources was the discharge of the obligations of the loan agreement signed on February 27, 2007 and paid on February 23, 2012.

15.3      Loan Contract - Elejor

On April 7, 2004, a loan contract was signed between Copel (lender) and Elejor (borrower), for the purpose of guaranteeing the continuity of the project to construct the Fundão – Santa Clara Hydroelectric Energy Complex, approved by the regulatory agency, through dispatch ANEEL no. 2876, it started being remunerated by the TJLP interest rate plus a fixed rate of 4.5% p.y.

As deliberated on the 36th Extraordinary General Meeting of December 9, 2010 of Elejor, after paying/returning the advance for future capital increase, the Company started paying the above mentioned loan contract on October, 2011.

In September 2013, Elejor raised funds by making a second issue of debentures and settled its debt to the controlling company.

16      Investments

16.1      Changes in investments

Parent Company	Balance as of January 1, 2013 Restated	Equity	Equity valuation adjustments	Investiment / Afac	Concession right	Amortization of concession rights	Proposed dividends and JCP	Balance as of September 30, 2013
Subsidiaries (16.2)
Copel Geração e Transmissão	6,167,382	733,690	(29,986)	-	-	-	-	6,871,086
Copel Distribuição	3,535,388	42,638	(74,850)	-	-	-	-	3,503,176
Copel Telecomunicações	328,145	35,492	(3,466)	-	-	-	-	360,171
UEG Araucária	133,119	8,287	-	-	-	-	-	141,406
Compagás	113,375	8,201	-	-	-	-	-	121,576
Elejor	52,403	19,968	-	-	-	-	(2,635)	69,736
Elejor - concession rights	17,534	-	-	-	-	(565)	-	16,969
Nova Asa Branca I	-	(25)	-	6,796	-	-	-	6,771
Nova Asa Branca I- concession rights	-	-	-	-	51,659	-	-	51,659
Nova Asa Branca II	-	(29)	-	6,820	-	-	-	6,791
Nova Asa Branca II- concession rights	-	-	-	-	51,745	-	-	51,745
Nova Asa Branca III	-	(27)	-	6,798	-	-	-	6,771
Nova Asa Branca III- concession rights	-	-	-	-	49,948	-	-	49,948
Nova Eurus IV	-	(25)	-	6,783	-	-	-	6,758
Nova Eurus IV - concession rights	-	-	-	-	53,154	-	-	53,154
Santa Maria	-	(35)	-	18,815	-	-	-	18,780
Santa Maria - concession rights	-	-	-	-	26,813	-	-	26,813
Santa Helena	-	(14)	-	18,780	-	-	-	18,766
Santa Helena - concession rights	-	-	-	-	28,955	-	-	28,955
Ventos de Santo Uriel	-	(8)	-	7,361	-	-	-	7,353
Ventos de S. Uriel - concession rights	-	-	-	-	13,445	-	-	13,445
	10,347,346	848,113	(108,302)	72,153	275,719	(565)	(2,635)	11,431,829
Jointly-controlled entities (16.3)
Dominó Holdings	358,114	41,411	-	-	-	-	(9,501)	390,024
Cutia	5,247	(344)	-	662	-	-	-	5,565
Cutia - concession rights	5,809	-	-	-	-	-	-	5,809
	369,170	41,067	-	662	-	-	(9,501)	401,398
Associates (16.4)
Sercomtel	10,567	(7,029)	-	-	-	-	-	3,538
Dona Francisca Energética	59,753	6,096	-	-	-	-	(9,212)	56,637
Foz do ChopimEnergética	15,872	7,375	-	-	-	-	(7,513)	15,734
Carbocampel	1,413	(4)	-	-	-	-	-	1,409
Dois Saltos	300	-	-	-	-	-	-	300
Copel Amec	180	-	-	-	-	-	-	180
Escoelectric	-	(318)	-	318	-	-	-	-
	88,085	6,120	-	318	-	-	(16,725)	77,798
Other investments (16.5)
Finam(16.5.1)	1,323	-	189	-	-	-	-	1,512
Finor (16.5.1)	312	-	(100)	-	-	-	-	212
Investco S.A. (16.5.1)	9,282	-	(184)	-	-	-	-	9,098
Nova Holanda Agropecuária S.A. (16.5.1)	-	-	8,069	-	-	-	-	8,069
Advance with the purpose of future
investment (16.5.2)	46,631	-	-	31,255	-	-	-	77,886
Other investments	7,210	-	10	-	-	-	-	7,220
	64,758	-	7,984	31,255	-	-	-	103,997
	10,869,359	895,300	(100,318)	104,388	275,719	(565)	(28,861)	12,015,022

Parent Company	Balance as of January 1, 2012 Restated	Equity	Equity valuation adjustments	Investiment / Afac	Amortization of concession rights	Proposed dividends and JCP	Redemption of shares	Balance as of September 30, 2012 Restated
Subsidiaries (16.2)
Copel Geração e Transmissão	5,742,236	552,970	1,273	-	-	8,389	-	6,304,868
Copel Distribuição	3,671,986	136,900	(8,663)	-	-	(13,468)	-	3,786,755
Copel Telecomunicações	288,107	21,869	-	22,643	-	(1,994)	-	330,625
UEG Araucária	127,445	3,500	-	-	-	-	-	130,945
Compagás	105,305	7,665	-	-	-	-	-	112,970
Elejor	33,170	15,820	-	-	-	(2,785)	-	46,205
Elejor - concession rights	18,289	-	-	-	(565)	-	-	17,724
Centrais Eólicas do Paraná	1,225	(9)	-	-	-	(306)	(910)	-
	9,987,763	738,715	(7,390)	22,643	(565)	(10,164)	(910)	10,730,092
Jointly-controlled entities (16.3)
Dominó Holdings	345,953	45,736	-	-	-	(8,595)	-	383,094
Cutia	4,310	(333)	-	1,384	-	-	-	5,361
Cutia - concession rights	5,809	-	-	-	-	-	-	5,809
	356,072	45,403	-	1,384	-	(8,595)	-	394,264
Associates (16.4)
Sercomtel Telecomunicações	70,341	(7,491)	-	-	-	-	-	62,850
Dona Francisca	53,061	5,584	-	-	-	-	-	58,645
Foz do Chopim	17,402	6,922	-	-	-	(8,156)	-	16,168
Carbocampel	1,307	(35)	-	143	-	-	-	1,415
Dois Saltos	300	-	-	-	-	-	-	300
Copel Amec	165	11	-	-	-	-	-	176
Escoelectric	-	(22)	-	22	-	-	-	-
	142,576	4,969	-	165	-	(8,156)	-	139,554
Other investments (16.5)
Finam(16.5.1)	2,267	-	(756)	-	-	-	-	1,511
Finor (16.5.1)	613	-	(223)	-	-	-	-	390
Investco S.A.	8,345	-	766	-	-	-	-	9,111
Advance with the purpose of future
investment (16.5.2)	38,945	-	-	6,728	-	-	-	45,673
Other investments	6,496	-	361	-	-	-	-	6,857
	56,666	-	148	6,728	-	-	-	63,542
	10,543,077	789,087	(7,242)	30,920	(565)	(26,915)	(910)	11,327,452

Consolidated	Balance as of January 1, 2013 Restated	Equity	Equity valuation adjustments	Investiment / Afac	Proposed dividends and JCP	Balance as of September 30, 2013
Jointly-controlled entities (16.3)
Dominó Holdings	358,114	41,411	-	-	(9,501)	390,024
Cutia	5,247	(344)	-	662	-	5,565
Costa Oeste	1,049	2,056	-	7,840	-	10,945
Marumbi	2,212	1,367	-	7,395	-	10,974
Transmissora Sul Brasileira	9,577	1,009	-	53,064	-	63,650
Caiuá	7,747	394	-	29,418	-	37,559
Integração Maranhense	9,630	1,068	-	67,914	-	78,612
Matrinchã	10,130	3,198	-	85,256	(20)	98,564
Guaraciaba	6,963	666	-	31,139	-	38,768
Paranaíba	-	87	-	14,210	-	14,297
	410,669	50,912	-	296,898	(9,521)	748,958
Associates (16.4)
Sercomtel Telecomunicações	10,567	(7,029)	-	-	-	3,538
Dona Francisca	59,753	6,096	-	-	(9,212)	56,637
Foz do Chopim	15,872	7,375	-	-	(7,513)	15,734
Carbocampel	1,413	(4)	-	-	-	1,409
Dois Saltos	300	-	-	-	-	300
Copel Amec	180	-	-	-	-	180
Escoelectric	-	(318)	-	318	-	-
	88,085	6,120	-	318	(16,725)	77,798
Other investments (16.5)
Finam(16.5.1)	1,323	-	189	-	-	1,512
Finor (16.5.1)	312	-	(100)	-	-	212
Investco S.A. (16.5.1)	9,282	-	(184)	-	-	9,098
Nova Holanda Agropecuária S.A. (16.5.1)	-	-	8,069	-		8,069
Assets for future use	4,290	-	-	-	-	4,290
Advance with the purpose of future
investment (16.5.2)	46,631	-	-	31,255	-	77,886
Other investments	8,397	-	10	5	-	8,412
	70,235	-	7,984	31,260	-	109,479
	568,989	57,032	7,984	328,476	(26,246)	936,235

Consolidated	Balance as of January 1, 2012 Restated	Equity	Equity valuation adjustments	Investiment / Afac	Proposed dividends and JCP	Others	Balance as of September 30, 2012 Restated
Jointly-controlled entities (16.3)
Dominó Holdings	345,953	45,736	-	-	(8,595)	-	383,094
Cutia	4,310	(333)	-	1,384	-	-	5,361
Costa Oeste	204	(195)	-	816	-	(31)	794
Marumbi	8	(173)	-	832	-	-	667
Transmissora Sul Brasileira	2	91	-	3,400	-	-	3,493
Caiuá	-	(55)	-	4,037	-	-	3,982
Integração Maranhense	-	32	-	6,357	-	-	6,389
Matrinchã	-	51	-	2,695	-	-	2,746
Guaraciaba	-	6	-	2,205	-	-	2,211
	350,477	45,160	-	21,726	(8,595)	(31)	408,737
Associates (16.4)
Sercomtel Telecomunicações	70,341	(7,491)	-	-	-	-	62,850
Dona Francisca	53,061	5,584	-	-	-	-	58,645
Foz do Chopim	17,402	6,922	-	-	(8,156)	-	16,168
Carbocampel	1,307	(35)	-	143	-	-	1,415
Dois Saltos	300	-	-	-	-	-	300
Copel Amec	165	11	-	-	-	-	176
Escoelectric	-	(22)	-	22	-	-	-
	142,576	4,969	-	165	(8,156)	-	139,554
Other investments (16.5)
Finam(16.5.1)	2,267	-	(756)	-	-	-	1,511
Finor (16.5.1)	613	-	(223)	-	-	-	390
Investco S.A.	8,345	-	766	-	-	-	9,111
Assets for future use	4,290	-	-	-	-	-	4,290
Advance with the purpose of future
investment (16.5.2)	38,945	-	-	6,728	-	-	45,673
Other investments	7,683	-	361	7	-	-	8,051
	62,143	-	148	6,735	-	-	69,026
	555,196	50,129	148	28,626	(16,751)	(31)	617,317

16.2      Parent Company

Subsidiaries	Headquarters	Main Activity	Percentage of share capital
			Copel	Copel GeT	Noncontrolling shareholders
Copel Geração e Transmissão S.A. (Copel GeT)	Curitiba/PR	Production and transmission of electricity	100.00	-	-
Copel Distribuição S.A.	Curitiba/PR	Distribution and marketing of electricity	100.00	-	-
Copel Telecomunicações S.A.	Curitiba/PR	Telecommunication and communication services	100.00	-	-
Nova Asa Branca IEnergias Renováveis S.A.	São Miguel do Gostoso/RN	Production of electricity fromwind sources	100.00	-	-
Nova Asa Branca IIEnergias Renováveis S.A.	Parazinho/RN	Production of electricity fromwind sources	100.00	-	-
Nova Asa Branca IIIEnergias Renováveis S.A.	Parazinho/RN	Production of electricity fromwind sources	100.00	-	-
Nova Eurus IV Energias Renováveis S.A.	Parazinho/RN	Production of electricity fromwind sources	100.00	-	-
Santa Maria Energias Renováveis S.A.	Maracanau/CE	Production of electricity fromwind sources	100.00	-	-
Santa Helena Energias Renováveis S.A.	Maracanau/CE	Production of electricity fromwind sources	100.00	-	-
Ventos de Santo Uriel S.A.	João Câmara/RN	Production of electricity fromwind sources	100.00	-	-
Companhia Paranaense de Gás - Compagás	Curitiba/PR	Distribution of pipeline gas	51.00	-	49.00
Elejor - Centrais Elétricas do Rio Jordão S.A.	Curitiba/PR	Production of electricity	70.00	-	30.00
UEG Araucária Ltda.	Curitiba/PR	Production of electricity fromnatural gas	20.00	60.00	20.00

Management performed the judgments required by CPC 36 (R3) - Consolidated Statements, and concluded that the Company has all the required attributes to determine the control over the companies Compagás, Elejor and UEG Araucária, i.e., it is exposed to, or have rights to, variable returns deriving from its involvement in the investees and has the ability of affecting those returns by means of its power over them.

16.2.1     Financial statements of the main subsidiaries

ASSETS	Copel Geração e Transmissão	Copel Distribuição	Copel Telecomu- nicações	Compagás	Elejor	UEG Araucária
09.30.2013

TOTAL ASSETS	9,974,179	8,704,570	473,202	308,611	779,810	711,773
CURRENT ASSETS	1,597,205	2,190,625	90,923	91,312	76,847	271,861
Cash and cash equivalents	593,603	602,862	32,643	35,714	52,681	24,169
Bonds and securities	157,567	112,571	-	-	4,418	234,443
Collaterals and escrow accounts	-	1,009	-	1,045	-	-
Trade accounts receivable	263,545	1,038,544	35,492	45,312	18,726	-
Dividends receivable	20	-	-	-	-	-
CRCtransferred to the State Government of Paraná	-	82,009	-	-	-	-
Accounts receivable related to the concession	4,463	-	-	-	-	-
Accounts receivable related to the concession extension	352,161	-	-	-	-	-
Other current receivables	175,905	158,612	2,725	1,626	816	7,514
Inventories	30,563	93,325	9,522	883	-	-
Income Tax and Social Contribution	729	39,481	5,933	-	-	5,281
Other current recoverable taxes	15,481	46,481	4,109	6,309	11	454
Prepaid expenses	3,168	15,731	499	423	195	-
NONCURRENT ASSETS	8,376,974	6,513,945	382,279	217,299	702,963	439,912
Long Term Assets	935,294	5,152,059	21,265	14,692	27,821	8,724
Bonds and securities	53,535	53,408	-	-	-	-
Collaterals and escrow accounts	-	44,309	-	-	-	-
Trade accounts receivable	6,166	38,464	5	1,317	-	-
CRCtransferred to the State Government of Paraná	-	1,296,240	-	-	-	-
Judicial deposits	26,866	298,513	1,667	341	46	229
Accounts receivable related to the concession	338,192	2,767,906	-	-	-	-
Accounts receivable related to the concession extension	453,685	-	-	-	-	-
Advances to suppliers	-	-	-	12,817	-	-
Other noncurrent receivables	4,252	9,312	-	1	-	-
Income Tax and Social Contribution	-	-	-	-	-	8,495
Other current recoverable taxes	52,598	61,571	5,000	-	-	-
Deferred Income Tax and Social Contribution	-	582,336	14,593	-	27,775	-
Prepaid expenses	-	-	-	216	-	-
Investments	779,053	4,012	-	-	-	-
Property, Plant and Equipment, net	6,617,326	-	344,944	-	471,839	431,006
Intangible Assets	45,301	1,357,874	16,070	202,607	203,303	182

LIABILITIES	Copel Geração e Transmissão	Copel Distribuição	Copel Telecomu- nicações	Compagás	Elejor	UEG Araucária
09.30.2013

TOTAL LIABILITIES	9,974,179	8,704,570	473,202	308,611	779,810	711,773
CURRENT LIABILITIES	1,258,590	2,475,880	50,240	64,527	133,585	4,747
Payroll, social charges and accruals	90,950	205,061	22,229	5,230	316	139
Associated Companies and Parent Company	-	909,903	-	-	-	-
Suppliers	279,818	652,534	9,447	53,958	1,907	3,909
Income Tax and Social Contribution	312,832	-	1,716	1,716	8,818	-
Other taxes due	26,133	170,952	3,395	1,765	30,903	682
Loans and financing	64,662	172,432	3,811	-	-	-
Debentures	-	37,512	-	-	40,488	-
Minimumcompulsory dividend payable	392,525	59,000	7,982	1,208	-	-
Post employment benefits	6,754	18,316	926	-	-	-
Customer charges due	36,153	11,074	-	-	-	-
Research and Development and Energy Efficiency	14,654	127,826	-	-	2,575	-
Accounts payable related to concession - Use of Public Property	1,653	-	-	-	47,593	-
Other accounts payable	32,456	111,270	734	650	985	17
NONCURRENT LIABILITIES	1,844,503	2,725,514	62,791	5,698	546,601	-
Associated Companies and Parent Company	-	-	-	-	-	-
Suppliers	59,086	-	-	-	-	-
Deferred Income Tax and Social Contribution	456,454	-	-	2,183	-	-
Loans and financing	449,908	624,489	34,383	-	-	-
Debentures	-	998,301	-	-	162,104	-
Post employment benefits	261,200	577,944	25,774	2,807	-	-
Research and Development and Energy Efficiency	54,190	94,988	-	-	-	-
Accounts payable related to concession - Use of Public Property	31,277	-	-	-	384,197	-
Provision for contingencies	532,388	429,792	2,634	708	300	-
Equity	6,871,086	3,503,176	360,171	238,386	99,624	707,026
Capital	3,505,994	2,624,841	240,398	135,943	35,503	707,440
Equity valuation adjustments	1,183,516	(139,752)	(2,327)	-	2,088	-
Legal reserve	247,134	135,294	6,706	17,295	2,444	-
Profit retention reserve	1,123,315	840,155	79,902	64,722	34,827	-
Unrealized revenue reserve	-	-	-	4,345	-	-
Accumulated Profit (losses)	811,127	42,638	35,492	16,081	24,762	(414)

STATEMENT OF INCOME	Copel Geração e Transmissão	Copel Distribuição	Copel Telecomu- nicações	Compagás	Elejor	UEG Araucária
09.30.2013

OPERATING REVENUES	2,021,102	4,323,296	139,659	324,224	161,184	94,894
COST OF SALES ANDSERVICES PROVIDED	(1,049,996)	(4,437,387)	(88,805)	(301,891)	(54,078)	(56,899)
EQUITY INEARNINGS OF SUBSIDIARIES	34,705	-	-	-	-	-
NET INCOMEBEFOREFINANCIAL RESULTS ANDTAXES	1,005,811	(114,091)	50,854	22,333	107,106	37,995
Financial results	82,742	181,166	2,619	2,982	(63,921)	12,600
OPERATING PROFIT	1,088,553	67,075	53,473	25,315	43,185	50,595
Income Tax and Social Contribution	(470,559)	(45,335)	(17,891)	(9,990)	(14,121)	(9,160)
Deferred Income Tax and Social Contribution	115,696	20,898	(90)	756	(538)	-
NET INCOMEFORTHEPERIOD	733,690	42,638	35,492	16,081	28,526	41,435
Other comprehensive income	(29,986)	(74,850)	(3,466)	-	-	-
Total comprehensive income for the period	703,704	(32,212)	32,026	16,081	28,526	41,435

16.2.2     Consolidated statement of income segregated by company

Aiming to enable analysis of outcome by type of expenditure, costs and expenses are presented in aggregate form.

STATEMENT OFINCOME	Copel Geração e Transmissão	Copel Distribuição	Copel Telecomu- nicações	Compagás	Elejor	UEG Araucária	Other (Wind)	Holding	Eliminations	Consolidated
09.30.2013

OPERATING REVENUES	2,021,102	4,323,296	139,659	324,224	161,184	94,894	-	-	(328,187)	6,736,172
Electricity sales to final customers	342,107	2,097,329	-	-	-	-	-	-	(1,659)	2,437,777
Electricity sales to distributors	1,474,454	74,180	-	-	161,184	-	-	-	(232,125)	1,477,693
Charges for the use of the main transmission grid	112,714	1,430,257	-	-	-	-	-	-	(52,522)	1,490,449
Construction revenues	58,663	620,399	-	32,286	-	-	-	-	-	711,348
Revenues fromtelecommunications	-	-	134,565	-	-	-	-	-	(32,010)	102,555
Distribution of piped gas	-	-	-	278,989	-	-	-	-	-	278,989
Leases and rentals	496	58,062	4,988	-	-	80,663	-	-	(4,840)	139,369
Other operating revenues	32,668	43,069	106	12,949	-	14,231	-	-	(5,031)	97,992
OPERATING COSTS ANDEXPENSES	(1,049,996)	(4,437,387)	(88,805)	(301,891)	(54,078)	(56,899)	(163)	(5,669)	328,137	(5,666,751)
Energy purchased for resale	(91,689)	(2,479,599)	-	-	(10,563)	-	-	-	232,125	(2,349,726)
Charges fromuse of grid system	(152,474)	(164,182)	-	-	(7,154)	(10,255)	-	-	52,201	(281,864)
Personnel and management	(176,923)	(470,762)	(37,451)	(15,756)	(1,921)	(1,003)	-	(7,614)	-	(711,430)
Private pension and health plans	(36,025)	(89,481)	(5,875)	(1,190)	-	-	-	(570)	-	(133,141)
Materials	(10,689)	(37,837)	(1,048)	(1,514)	(193)	(77)	-	(2)	-	(51,360)
Raw material and supplies - energy production	(17,810)	-	-	-	-	(2,518)	-	-	-	(20,328)
Natural gas and supplies - gas operations	-	-	-	(223,002)	-	-	-	-	-	(223,002)
Third parties services	(71,230)	(225,458)	(13,426)	(12,023)	(7,268)	(18,519)	(68)	(3,284)	44,282	(306,994)
Depreciation and amortization	(210,526)	(151,459)	(21,256)	(11,797)	(19,878)	(25,130)	-	(566)	-	(440,612)
Provisions and reversals	(71,524)	(102,465)	(2,059)	140	-	-	-	27,184	-	(148,724)
Construction cost	(64,595)	(620,399)	-	(32,286)	-	-	-	-	-	(717,280)
Compensation for use of water resources	(88,780)	-	-	-	(6,005)	-	-	-	-	(94,785)
Other costs and operational expenses	(57,731)	(95,745)	(7,690)	(4,463)	(1,096)	603	(95)	(20,817)	(471)	(187,505)
EQUITY INEARNINGS OF SUBSIDIARIES	34,705	-	-	-	-	-	-	895,300	(872,973)	57,032
PROFIT BEFOREFINANCIAL RESULTS ANDTAXES	1,005,811	(114,091)	50,854	22,333	107,106	37,995	(163)	889,631	(873,023)	1,126,453
Financial income (expense)	82,742	181,166	2,619	2,982	(63,921)	12,600	-	14,985	48	233,221
OPERATIONAL PROFIT	1,088,553	67,075	53,473	25,315	43,185	50,595	(163)	904,616	(872,975)	1,359,674
Income tax and social contribution	(470,559)	(45,335)	(17,891)	(9,990)	(14,121)	(9,160)	-	-	-	(567,056)
Deferred income tax and social income	115,696	20,898	(90)	756	(538)	-	-	(6,118)	-	130,604
NET INCOME(LOSS) FORTHEPERIOD	733,690	42,638	35,492	16,081	28,526	41,435	(163)	898,498	(872,975)	923,222

16.2.3     Statement of cash flows of the main subsidiaries

09.30.2013	Copel Geração e Transmissão	Copel Distribuição	Copel Telecomu- nicações	Compagás	Elejor	UEG Araucária

CASHFLOWS FROM OPERATIONAL ACTIVITIES
Net income for the period	733,690	42,638	35,492	16,081	28,526	41,435
Adjustments to reconcile net income for the period with cash generated
fromoperating activities	616,223	457,984	54,045	22,064	63,393	34,290
Decrease (increase) in assets	248,914	148,019	(16,995)	(1,047)	(1,204)	11,964
Increase (decrease) in liabilities	(673,302)	(480,352)	(31,991)	(3,498)	(36,882)	(11,174)
NET CASHGENERATEDFROM OPERATING ACTIVITIES	925,525	168,289	40,551	33,600	53,833	76,515
CASHFLOWS FROM INVESTMENT ACTIVITIES
Financial investments	169,786	56,435	-	41	(2,653)	(51,429)
Additions in investments	(296,238)	-	-	-	-	-
Additions to property, plant and equipment	(184,657)	-	(45,917)	-	(4,907)	(19,123)
Additions to intangible assets related to the concession	(1,145)	(692,869)	(1,345)	(30,199)	(332)	(13)
Customers contributions	-	115,104	-	-	-	-
NET CASHUSEDININVESTING ACTIVITIES	(312,254)	(521,330)	(47,262)	(30,158)	(7,892)	(70,565)
CASHFLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained fromthird parties	53,786	151,000	12,665	-	-	-
Issue of Debentures	-	-	-	-	203,000
Amortization of principal - loans and financing	(27,699)	(8,595)	-	-	-	-
Amortization of principal - loan contract with a Parent Company	-	-	-	-	(213,847)	-
Dividends and interest on own capital paid	(242,964)	(312,863)	-	(3,721)	(7,695)	-
NET CASH(USEDIN) PROVIDEDBY FINANCING ACTIVITIES	(216,877)	(170,458)	12,665	(3,721)	(18,542)	-

TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	396,394	(523,499)	5,954	(279)	27,399	5,950
Cash and cash equivalents at the beginning of the period	197,209	1,126,361	26,689	35,993	25,282	18,219
Cash and cash equivalents at the end of the period	593,603	602,862	32,643	35,714	52,681	24,169
CHANGEINCASHANDCASHEQUIVALENTS	396,394	(523,499)	5,954	(279)	27,399	5,950

16.3      Jointly-controlled entities

Jointly controlled	Headquarters	Main activity	Equity + Afac	Percentage of share capital %		Book value of share capital
				Copel	Copel GET
Dominó Holdings S.A.	Curitiba/PR	Interest in sew age treatment company
Costa Oeste Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	21,461	-	51.00	10,945
Marumbi Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	13,718	-	80.00	10,974
Transmissora Sul Brasileira de Energia S.A.	Curitiba/PR	Transmission of electricity	318,248	-	20.00	63,650
Cutia Empreendimentos Eólicos SPES.A.	São Paulo/SP	Production of electricity fromwind sources
Caiuá Transmissora de Energia S.A.	Curitiba/PR	Transmission of electricity	76,650	-	49.00	37,559
Integração Maranhense Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	160,432	-	49.00	78,612
Matrinchã Transmissora de Energia (TPNORTE) S.A.	Curitiba/PR	Transmission of electricity	201,150	-	49.00	98,564
Guaraciaba Transmissora de Energia (TPSUL) S.A.	Curitiba/PR	Transmission of electricity	79,118	-	49.00	38,768
Paranaíba Transmissora de Energia S.A.	Rio de Janeiro/RJ	Transmission of electricity	58,354	-	24.50	14,297

Management performed judgments required by CPC 36 (R3) - Consolidated Statements, and concluded that the Company controls those companies, in cooperation with the other investors.

Shared controls result from agreements entered into between shareholders irrespective of the interest ownership interest percentage.

16.3.1     Main groups of assets, liabilities and results of jointly-controlled

09.30.2013	Dominó (1)	Oeste Costa (2)	Marumbi (2)	Sul Brasileira (2)	Cutia (2)	Caiuá (2)	Integração Maranhense (2)	Matrinchã (2)	Guaraciaba (2)	Paranaíba (2)
.
ASSETS	906,943	29,655	18,279	528,476	11,258	102,000	215,274	545,137	132,551	58,779
Current assets	35,246	2,561	3,267	152,877	81	950	4,443	205,259	16,530	51,969
Cash and cash equivalents	15,177	2,519	3,217	143,485	63	741	4,109	201,474	14,187	51,904
Other current assets	20,069	42	50	9,392	18	209	334	3,785	2,343	65
Noncurrent assets	871,697	27,094	15,012	375,599	11,177	101,050	210,831	339,878	116,021	6,810
.
LIABILITIES	906,943	29,655	18,279	528,476	11,258	102,000	215,274	545,137	132,551	58,779
Current liabilities	40,224	7,344	4,054	207,381	33	16,267	34,836	5,795	2,192	425
Financial liabilities	-	-	-	150,000	-	-	-	-	-	-
Other current liabilities	40,224	7,344	4,054	57,381	33	16,267	34,836	5,795	2,192	425
Noncurrent liabilities	-	16,223	9,750	110,848	496	55,323	147,378	512,182	114,790	-
Financial liabilities	-	-	-	-	72	-	-	-	-	-
Advance for future capital increase	-	15,373	9,243	108,001	424	46,240	127,372	173,990	63,549	-
Other noncurrent liabilities	-	850	507	2,847	-	9,083	20,006	338,192	51,241	-
Equity	866,719	6,088	4,475	210,247	10,729	30,410	33,060	27,160	15,569	58,354
.
STATEMENT OFINCOME
Net operating income	-	21,535	14,022	320,811	-	75,523	174,523	322,786	109,715	6,635
Depreciation and amortization	-	(3)	(1)	(5)	(3)	-	-	-	-	-
Other operating costs and expenses	538	(16,976)	(12,155)	(314,145)	(690) (74,046)		(170,961)	(326,381)	(111,669)	(7,020)
Interest income	4,150	-	-	-	-	-	-	-	-	-
Other financial income (expense)	(22,380)	176	367	1,267	5	61	156	10,123	3,312	738
Equity in income of subsidiaries	110,827	-	-	-	-	-	-	-	-	-
Income tax and social contribution	(1,113)	(700)	(526)	(2,681)	-	(735)	(1,537)	-	-	-
Profit (loss) for the period	92,022	4,032	1,707	5,247	(688)	803	2,181	6,528	1,358	353
Other comprehensive income	-	-	-	-	-	-	-	-	-	-
Total comprehensive income for the period	92,022	4,032	1,707	5,247	(688)	803	2,181	6,528	1,358	353
(1) Balances adjusted to accounting practices
(2) Pre- operating stage

16.4      Affiliates

			Equity + Afac	Percentage	Book value
Affiliates	Headquarters	Main activity		of share	of share
				capital	capital
Sercomtel S.A. Telecomunicações	Londrina/PR	Telecommunications	7,862	45.00	3,538
Dona Francisca Energética S.A.	Agudo/RS	Electric Power	245,925	23.03	56,637
Foz do ChopimEnergética Ltda.	Curitiba/PR	Electric Power	43,987	35.77	15,734
Carbocampel S.A.	Figueira/PR	Coal exploration	2,875	49.00	1,409
Dois Saltos Empreendimentos de
Geração de Energia Elétrica Ltda.	Curitiba/PR	Electric Power	1,000	30.00	300
Copel Amec S/CLtda.- sale	Curitiba/PR	Services	375	48.00	180
Escoelectric Ltda.	Curitiba/PR	Services	(1,974)	40.00	-

16.4.1     Main groups of assets, liabilities and results of associate

09.30.2013	Sercomtel(1)	Foz do Chopim	Dona Francisca (1)	Dois Saltos (2)	Copel Amec	Carbocampel	Escoeletric
ASSETS	177,337	46,127	282,713	1,969	375	3,565	1,907
Current assets	21,824	5,683	103,100	235	375	116	1,412
Noncurrent assets	155,513	40,444	179,613	1,734	-	3,449	495
.
LIABILITIES	177,337	46,127	282,713	1,969	375	3,565	1,907
Current liabilities	47,846	2,140	28,756	160	-	690	842
Noncurrent liabilities	121,629	-	8,032	809	-	-	3,039
Equity	7,862	43,987	245,925	1,000	375	2,875	(1,974)
.
STATEMENT OF INCOME
Net operating income	100,402	28,784	77,606	-	-	-	-
Operating costs and expenses	(117,823)	(7,309)	(41,119)	-	(3)	(9)	(775)
Financial income (expense)	1,220	136	3,420	-	3	-	3
Income tax and social contribution	477	(993)	(13,438)	-	-	-	-
Profit (loss) for the period	(15,724)	20,618	26,469	-	-	(9)	(772)
Other comprehensive income	-	-	-	-	-	-	-
Total comprehensive income for the period	(15,724)	20,618	26,469	-	-	(9)	(772)
(1) Balances adjusted to accounting practices
(2) Pre- operating stage

16.5      Other investments

16.5.1     Other investments classified as available for sale

	Quantity	Average price	09.30.2013
	of	in September 2013	Market Value
	quota	(R$ per thousand shares)	Thousand R$
Finam	18,891,053	0.08	1,512
Finor	1,114,618	0.19	212
			1,724

Investments in Investco S.A. and Nova Holanda Agropecuária S.A. are measured applying the percentage of interest in net equity.

	Quantity		Quotation - 09.30.2013	09.30.2013
	of		stock exchange	Market value
Company	shares	Type	R$ per share	R$ thousand
Tractebel Energia S.A.	180,888	ON	36.63	6,626
Eletrosul - Centrais Elétricas S.A.	14,195	ON	-	-
Telefônica Brasil S.A.	7,859	ON	42.91	337
Telefônica Brasil S.A.	675	PN	49.17	33
TIMParticipações S.A.	11,804	ON	10.28	121
Cia. de Eletricidade do Estado da Bahia - Coelba	1,643	PNA	38.71	64
Embratel Participações S.A.	2,476,773	ON	0.0081	20
Embratel Participações S.A.	301,949	PN	0.0086	3
Centrais Elétricas do Pará S.A. - Celpa	7,464	PNA	0.80	6
Centrais Elétricas do Pará S.A. - Celpa	1,057	PNB	0.60	1
Telebras - Telecomunicações Brasileiras S.A.	377	ON	4.99	2
Telebras - Telecomunicações Brasileiras S.A.	30	PN	2.80	0
Empresa Brasileira de Aeronáutica S.A.	14	ON	17.82	0
Others - no active market	-	-	-	7
				7,220

16.5.2     Advance for future investment

In November, 2011, the contract for purchase and sale of 49.9% of the representative shares of São Bento Energia, Investimentos e Participações S.A, which holds corporate control of companies GE Olho D’Água S.A, GE Boa Vista S.A, GE Farol S.A and GE São Bento do Norte S.A, which holds the concession grants of Centrais Geradoras Eólicas Olho D’Água, Boa Vista, Farol and São Bento do Norte, respectively, was signed. The contract will only be effective after approvals of the deal by ANEEL, by the Economic Defense Administrative Council – CADE and by the National Socio-Economic Development Bank – BNDES, which is the bank financing the funds necessary to the investment, construction and operation of the abovementioned wind power generation enterprises held by the subsidiaries.

If the purchase agreement is not signed, the seller is obliged to repay the funds provided, which amount to R$ 72,685, adjusted by the variation of the National Prices Index – IGPM. The approvals by ANEEL and Cade were obtained, awaiting the completion of the procedure with BNDES.

16.6      Business Combinations

On August 1, 2013, the Company acquired from Salus Fundos de Investimento em Participações 100% of the following business enterprises: Nova Asa Branca I Energias Renováveis S.A., Nova Asa Branca II Energias Renováveis S.A., Nova Asa Branca III Energias Renováveis S.A., Nova Eurus IV Energias Renováveis S.A., Santa Maria Energias Renováveis S.A., Santa Helena Energias Renováveis S.A. and Ventos de Santo Uriel S.A.

The acquisition of these wind farming companies fulfills Copel's strategic purpose of increasing its participation in the energy generation industry by adding renewable sources to its energy mix.

The investment totals R$ 342,077 and is supported by the estimated discounted cash flows from the operating activities of the enterprises acquired by Copel.

During the acquisition the fair values of net equity were identified and recognized as investments and the amount corresponding to the authorization right was recognized as investment in the Company's balance sheet and as intangible assets in the consolidated balance sheet. The authorization right will be amortized during the period of authorizations as from the start of commercial operations.

Subsidiaries	Authorization		Authorization
08.01.2013	maturity	Equity	rights	Total paid
Nova Asa Branca IEnergias Renováveis S.A.	04.25.2046	6,056	51,659	57,715
Nova Asa Branca IIEnergias Renováveis S.A.	05.31.2046	6,080	51,745	57,825
Nova Asa Branca IIIEnergias Renováveis S.A.	05.31.2046	6,058	49,948	56,006
Nova Eurus IV Energias Renováveis S.A.	04.27.2046	6,043	53,154	59,197
Santa Maria Energias Renováveis S.A.	05.08.2047	17,765	26,813	44,578
Santa Helena Energias Renováveis S.A.	04.09.2047	17,730	28,955	46,685
Ventos de Santo Uriel S.A.	04.09.2047	6,626	13,445	20,071
		66,358	275,719	342,077

To complete the acquisition, the Company should disburse approximately R$ 18,500, according to the conditions of the agreement.

The following data detail the composition of acquired assets and assumed liabilities that were recognized on the dates of the acquisitions and that correspond to their fair values on that date.

	Nova Asa	Nova Asa	Nova Asa	Nova	Santa	Santa	Ventos de
08.01.2013	Branca I	Branca II	Branca III	Eurus IV	Maria	Helena	Santo Uriel
ASSETS	6,137	6,161	6,179	6,124	17,775	17,747	6,629
Current assets	42	41	52	772	21	65	38
Cash and cash equivalents	6	6	17	736	3	46	25
Others current assets	36	35	35	36	18	19	13
Noncurrent assets	6,095	6,120	6,127	5,352	17,754	17,682	6,591
Property, Plant and Equipment, net	6,070	6,095	6,102	5,327	17,715	17,643	6,567
Others noncurrent assets	25	25	25	25	39	39	24
LIABILITIES	6,137	6,161	6,179	6,124	17,775	17,747	6,629
Current liabilities	23	23	63	23	10	17	3
Noncurrent liabilities	58	58	58	58	-	-	-
Equity	6,056	6,080	6,058	6,043	17,765	17,730	6,626

17      Property, Plant and Equipment

17.1      Fixed Asset by company

Consolidated		Accumulated			Accumulated	Restated
	Cost	depreciation	09.30.2013	Cost	depreciation	12.31.2012
In service
Copel Geração e Transmissão	12,468,629	(7,288,768)	5,179,861	11,491,186	(7,101,472)	4,389,714
Copel Telecomunicações	504,350	(307,277)	197,073	498,571	(294,255)	204,316
Elejor	594,746	(136,192)	458,554	591,738	(122,685)	469,053
UEG Araucária	685,406	(255,004)	430,402	666,750	(229,920)	436,830
	14,253,131	(7,987,241)	6,265,890	13,248,245	(7,748,332)	5,499,913
In progress
Copel Geração e Transmissão	1,437,480	-	1,437,480	2,245,507	-	2,245,507
Copel Telecomunicações	147,871	-	147,871	114,825	-	114,825
Elejor	13,285	-	13,285	11,386	-	11,386
UEG Araucária	604	-	604	137	-	137
Nova Asa Branca I	6,339	-	6,339	-	-	-
Nova Asa Branca II	6,289	-	6,289	-	-	-
Nova Asa Branca III	6,157	-	6,157	-	-	-
Nova Eurus IV	5,522	-	5,522	-	-	-
Santa Maria	17,437	-	17,437	-	-	-
Santa Helena	17,789	-	17,789	-	-	-
Ventos de Santo Uriel	6,788	-	6,788	-	-	-
	1,665,562	-	1,665,562	2,371,855	-	2,371,855
Special liabilities
Copel Geração e Transmissão	(15)	-	(15)	(15)	-	(15)
	(15)	-	(15)	(15)	-	(15)
	15,918,678	(7,987,241)	7,931,437	15,620,085	(7,748,332)	7,871,753

17.2      Changes in Property, Plant and Equipment

Consolidated	In service	In progress	Total
Balance as of January 1, 2013 - Restated	5,499,913	2,371,840	7,871,753
1st consolidation effect - Nova Asa Branca I	-	6,070	6,070
1st consolidation effect - Nova Asa Branca II	-	6,095	6,095
1st consolidation effect - Nova Asa Branca III	-	6,102	6,102
1st consolidation effect - Nova Eurus IV	-	5,327	5,327
1st consolidation effect - Santa Maria	-	17,715	17,715
1st consolidation effect - Santa Helena	-	17,643	17,643
1st consolidation effect - Ventos de Santo Uriel	-	6,567	6,567
Investment programpaid	-	255,684	255,684
Investment programto pay	-	20,098	20,098
Fixed assets for projects	1,046,671	(1,046,671)	-
Transfers of accounts receivable related to the concession	(616)	158	(458)
Transfers of accounts receivable related to the concession -
Resolution 367/2009	(5,436)	(2,741)	(8,177)
Transfers of intangible assets	(165)	2,660	2,495
Depreciation quotas to profit and loss	(265,189)	-	(265,189)
Depreciation quotas - Pasep/Cofins credits	(766)	-	(766)
Write off	(1,221)	(1,001)	(2,222)
Write off - Resolution 367/2009	(7,301)	-	(7,301)
Balance as of September 30, 2013	6,265,890	1,665,546	7,931,436

Consolidated	In service	In progress	Total
Balance as of January 1, 2012 - Restated	5,745,134	1,463,983	7,209,117
Investment programpaid	-	662,833	662,833
Provision for contingences	-	3,274	3,274
Fixed assets for projects	46,491	(46,491)	-
Transfers of accounts receivable related to the concession	92	-	92
Depreciation quotas to profit and loss	(250,161)	-	(250,161)
Depreciation quotas - Pasep/Cofins credits	(1,322)	-	(1,322)
Write off	(724)	(1,774)	(2,498)
Balance as of September 30, 2012 - Restated	5,539,510	2,081,825	7,621,335

17.3      Asset by type of account – in service and in progress

Consolidated		Accumulated			Accumulated	Restated
	Cost	depreciation	09.30.2013	Cost	depreciation	12.31.2012
In service
Reservoirs, dams and aqueducts	7,582,035	(4,449,905)	3,132,130	7,108,618	(4,341,971)	2,766,647
Machinery and equipment	4,817,831	(2,509,636)	2,308,195	4,509,319	(2,406,775)	2,102,544
Buildings	1,518,677	(987,204)	531,473	1,379,133	(963,086)	416,047
Land	263,620	-	263,620	183,024	-	183,024
Vehicles	59,778	(32,428)	27,350	57,474	(28,580)	28,894
Furniture and tools	11,190	(8,068)	3,122	10,677	(7,920)	2,757
	14,253,131	(7,987,241)	6,265,890	13,248,245	(7,748,332)	5,499,913
In progress	1,665,562	-	1,665,562	2,371,855	-	2,371,855
Special liabilities	(15)	-	(15)	(15)	-	(15)
	15,918,678	(7,987,241)	7,931,437	15,620,085	(7,748,332)	7,871,753

17.4      Colíder Hydroelectric Power Plant (HPP)

On July 30, 2010, at ANEEL Auction of Power from New Projects 003/10, Copel Geração e Transmissão won the rights to the concession of the Colíder Hydroelectric Power Plant, which will feature 300 MW of installed capacity; the concession is valid for 35 years from the date of signature of Concession Contract no. 001/11-MME-HPP Colíder, which took place on January 17, 2011.

This project is included in the Federal Government’s Growth Acceleration Program (PAC) and will comprise a main powerhouse rated 300 MW, which is enough to supply approximately one million people. The facility will take advantage of the hydroelectric potential discovered on the Teles Pires River, between the towns of Nova Canaã do Norte and Itaúba, in the northern region of the State of Mato Grosso.

The National Bank for Economic and Social Development (BNDES) approved the classification of the HPP Colíder project for financial support feasibility analysis.

The Colíder Hydroelectric Power Plant’s power output was sold at an ANEEL auction at a final price of R$ 103.40/MWh, as of July 1, 2010, restated according to the variation of the IPCA inflation index
(R$ 124.28/MWh as of September 30, 2013). A total of 125 averages MW were sold, for supply starting in January 2015 for 30 years. The assured power of the project, established in its concession agreement, was 179.6 averages MW, after full motorization.

The expenditures in this venture are recorded in fixed assets in progress account group. On September 30, 2013, the balance in fixed assets in progress on the project totaled R$ 1,272,444.

Total expenses already owed to suppliers of equipment and services in connection with the Colíder Hydroelectric  Power Plant amounted to R$ 456,830 as of September 30, 2013.

17.5      Consórcio Tapajós

Copel Geração e Transmissão has signed a Technical Cooperation Agreement with eight other companies of the sector to conduct studies on the Tapajós and Jamanxim Rivers, in the North Region of Brazil, comprising an integrated environmental assessment of the Tapajós River Basin and viability and environmental studies of five hydroelectric projects, totaling 10,682 MW of installed capacity.

The power stations that are currently under study are Jatobá, with 2,338 MW, and São Luiz do Tapajós, the larger station, with 6,133 MW, both on the Tapajós River. In the future the Cachoeira do Caí (802 MW), Cachoeira dos Patos (528 MW) and Jamanxim (881 MW) power stations on the Jamanxim River will be studied.

The expenditures on this project are recorded under Fixed Assets under Construction in proportion to the share. At September 30, 2013, the balance in fixed assets in progress on the venture totaled R$ 9,582.

18      Intangible Asset

Consolidated		Concession		Concession		Right to use
		and autorization rights		contracts		software
		accumulated		accumulated		accumulated
	cost	amortization (1)	cost	amortization (1)	cost	amortization (2)	Other	09.30.2013
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	15,884	(467) 15,165		(5,473)	43	25,152
Copel Distribuição	-	-	3,663,597	(3,222,448)	-	-	-	441,149
Copel Distribuição-obrig. especiais	-	-	(324,750)	244,844	-	-	-	(79,906)
Copel Telecomunicações	-	-	-	-	23,764	(9,093)	-	14,671
Compagás	-	-	238,306	(98,090)	4,425	(3,181)	-	141,460
Elejor	-	-	263,921	(66,904)	-	-	6,286	203,303
UEG Araucária	-	-	-	-	373	(191)	-	182
Concession Right - Elejor	22,626	(5,657)	-	-	-	-	-	16,969
Autorization Right - Cutia	5,809	-	-	-	-	-	-	5,809
Autorization Right - Nova Asa I	51,659	-	-	-	-	-	-	51,659
Autorization Right - Nova Asa II	51,745	-	-	-	-	-	-	51,745
Autorization Right - Nova Asa III	49,948	-	-	-	-	-	-	49,948
Autorization Right - Nova Eurus IV	53,154	-	-	-	-	-	-	53,154
Autorization Right - S. Maria	26,813	-	-	-	-	-	-	26,813
Autorization Right - S. Helena	28,955	-	-	-	-	-	-	28,955
Autorization Right - S. Uriel	13,445	-	-	-	-	-	-	13,445
	304,154	(5,657)	3,856,958	(3,143,065)	43,727	(17,938)	6,329	1,044,508
Assets with indefinite useful life
Compagás	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	21	21
	304,154	(5,657)	3,856,958	(3,143,065)	43,727	(17,938)	6,350	1,044,529
In progress
Copel Geração e Transmissão	-	-	16,647	-	1,556	-	1,946	20,149
Copel Distribuição	-	-	1,130,357	-	-	-	-	1,130,357
Copel Distribuição-obrig. especiais	-		(133,726)	-	-	-	-	(133,726)
Copel Telecomunicações	-	-	-	-	1,363	-	36	1,399
Compagás	-	-	61,126	-	-	-	-	61,126
Nova Asa Branca I	-	-	-	-	-	-	40	40
Nova Asa Branca II	-	-	-	-	-	-	40	40
Nova Asa Branca III	-	-	-	-	-	-	185	185
Nova Eurus IV	-	-	-	-	-	-	38	38
Santa Maria	-	-	-	-	-	-	441	441
Santa Helena	-	-	-	-	-	-	42	42
Ventos de Santo Uriel	-	-	-	-	-	-	48	48
	-	-	1,074,404	-	2,919	-	2,816	1,080,139
								2,124,668
(1) Amortization over the concession period
(2) Annual amortization rate: 20%

Consolidated		Concession		Concession		Right to use
		and autorization rights		contracts		software
		accumulated		accumulated		accumulated
	cost	amortization (1)	cost	amortization (1)	cost	amortization (2)	Other	12.31.2012
In service
Assets with finite useful life
Copel Geração e Transmissão	-	-	12,905	(36)	15,158	(3,511)	43	24,559
Copel Distribuição	-	-	3,713,620	(3,113,508)	-	-	-	600,112
Copel Distribuição-obrig. especiais	-	-	(320,627)	211,651	-	-	-	(108,976)
Copel Telecomunicações	-	-	-	-	25,819	(6,319)	-	19,500
Compagás	-	-	217,446	(86,920)	4,070	(2,906)	-	131,690
Elejor	-	-	263,920	(60,532)	-	-	5,927	209,315
UEG Araucária	-	-	-	-	360	(145)	-	215
Concession Right - Elejor	22,626	(5,092)	-	-	-	-	-	17,534
Autorization Right - Cutia	5,809	-	-	-	-	-	-	5,809
	28,435	(5,092)	3,887,264	(3,049,345)	45,407	(12,881)	5,970	899,758
Assets with indefinite useful life
Copel Geração e Transmissão	-	-	-	-	-	-	18	18
Compagás	-	-	-	-	-	-	21	21
	-	-	-	-	-	-	39	39
	28,435	(5,092)	3,887,264	(3,049,345)	45,407	(12,881)	6,009	899,797
In progress
Copel Geração e Transmissão	-	-	15,101	-	991	-	4,312	20,404
Copel Distribuição	-	-	898,361	-	-	-	-	898,361
Copel Distribuição-obrig. especiais	-	-	(83,748)	-	-	-	-	(83,748)
Copel Telecomunicações	-	-	-	-	1,467	-	7	1,474
Compagás	-	-	52,837	-	-	-	-	52,837
Elejor	-	-	-	-	-	-	27	27
	-	-	882,551	-	2,458	-	4,346	889,355
								1,789,152
(1) Amortization over the concession period
(2) Annual amortization rate: 20%

Changes in intangible assets

Consolidated			Concession contracts		Concession		Other
	In	In	Special Liabilities		and autorization	In	In
	service	progress	In service	In progress	rights	service	progress	Total
Balance as of January 1, 2013 - Restated	946,895	966,299	(108,976)	(83,748)	23,343	38,535	6,804	1,789,152
Investment program(Note 16.6)	-	722,713	-	-	275,719	-	3,746	1,002,178
Customers' financial participation	-	-	-	(115,104)	-	-	-	(115,104)
Aneel concession - use of public assets	-	4,525	-	-	-	-	-	4,525
Transfers to property, plant and equipment, net in progress	-	-	-	-	-	165	(2,660)	(2,495)
Transfers to accounts receivable related to the concession	-	(414,647)	-	60,094	-	-	-	(354,553)
Transfers to intangible assets in service	63,949	(63,949)	(5,032)	5,032	-	866	(866)	-
Amortization of quotas - concession and autorization	(201,801)	-	32,018	-	(565)	(5,075)	-	(175,423)
Amortization of quotas - Pasep/Cofins credits	(10,609)	-	1,853	-	-	(295)	-	(9,051)
Write off	(4,236)	(6,811)	231	-	-	(2,038)	(1,289)	(14,143)
Write off - Resolution 367	(399)	-	-	-	-	(19)	-	(418)
Balance as of September 30, 2013	793,799	1,208,130	(79,906)	(133,726)	298,497	32,139	5,735	2,124,668

Consolidated			Concession contracts		Concession		Other
	In	In	Special Liabilities		and autorization	In	In
	service	progress	In service	In progress	rights	service	progress	Total
Balance as of January 1, 2012 - Restated	1,224,874	674,591	(200,444)	(40,457)	24,098	4,271	30,011	1,716,944
Investment program	-	608,352	-	-	-	-	11,067	619,419
Customers' financial participation	-	-	-	(62,428)	-	-	-	(62,428)
Aneel concession - use of public assets	-	1,085	-	-	-	-	-	1,085
Transfers to accounts receivable related to the concession	(136,658)	(240,425)	60,802	26,421	-	-	-	(289,860)
Transfers to intangible assets in service	92,331	(92,331)	(11,808)	11,808	-	31,593	(31,593)	-
Amortization of quotas - concession and autorization	(191,066)	-	32,462	-	(565)	(1,859)	-	(161,028)
Amortization of quotas - Pasep/Cofins credits	(17,077)	(301)	1,678	-	-	15	-	(15,685)
Write off	(1,925)	(1,848)	-	-	-	-	(67)	(3,840)
Disposal	(191)	-	-	-	-	-	-	(191)
Balance as of September 30, 2012 - Restated	970,288	949,123	(117,310)	(64,656)	23,533	34,020	9,418	1,804,416

19      Payroll, Social Charges and Accruals

Consolidated		Restated
	09.30.2013	12.31.2012
Social security liabilities
Taxes and social contribution	26,427	61,312
Social security charges on paid vacation and 13th salary	42,938	34,160
	69,365	95,472
Labor liabilities
Payroll, net	3,153	3,015
Vacation and 13th salary	128,534	96,746
Profit sharing	628	29,940
Profit sharing for the period	27,370	-
Voluntary redundancy	94,986	158,781
Assignments to third parties	138	54
	254,809	288,536
	324,174	384,008

20      Suppliers

Consolidated		Restated
	09.30.2013	12.31.2012
Energy supplies	440,861	517,982
Materials and supplies	382,057	471,526
Charges for use of grid system	62,731	82,195
Natural gas for resale	53,157	43,681
Natural gas and supplies for the gas business - renegotiation Petrobras	77,578	117,306
	1,016,384	1,232,690
Current	958,615	1,131,782
Noncurrent	57,769	100,908

20.1      Main Power purchase agreements

The power purchase agreements signed in the regulated power trading environment, shown at original value and restated annually according to the IPCA inflation index:

.	Supply	Energy purchased	Auction	Average purchase
	period	(annual average MW)	date	price (R$/MWh)
Auction of power from existing facilities
1st Auction - Product 2006	2006 to 2013	812.41	12.07.2004	67.33
1st Auction - Product 2007	2007 to 2014	37.45	12.07.2004	75.46
2nd Auction - Product 2008	2008 to 2015	51.91	04.02.2005	83.13
4th Auction - Product 2009	2009 to 2016	44.76	10.11.2005	94.91
5th Auction - Product 2007	2007 to 2014	54.37	12.14.2006	104.74
8th Auction- Product 2010 Q5	2010 to 2014	0.010	11.30.2009	99.14
8th Auction- Product 2010 D5	2010 to 2014	0.012	11.30.2009	80.00
10th Auction- Product 2012 Q3	2012 to 2014	15.59	11.30.2011	79.99
		1,016.51
Auction of power from new facilities
1st Auction- Product 2008 Hidro	2008 to 2037	3.61	12.16.2005	106.95
1st Auction- Product 2008 Termo	2008 to 2022	25.25	12.16.2005	132.26
1st Auction- Product 2009 Hidro	2009 to 2038	3.54	12.16.2005	114.28
1st Auction- Product 2009 Termo	2009 to 2023	42.37	12.16.2005	129.26
1st Auction- Product 2010 Hidro	2010 to 2039	72.41	12.16.2005	115.04
1st Auction- Product 2010 Termo	2010 to 2024	67.10	12.16.2005	121.81
3th Auction- Product 2011 Hidro	2011 to 2040	57.66	10.10.2006	120.86
3th Auction- Product 2011 Termo	2011 to 2025	54.22	10.10.2006	137.44
4th Auction- Product 2010 Termo	2010 to 2024	15.44	07.26.2007	134.67
5th Auction- Product 2012 Hidro	2012 to 2041	53.24	10.16.2007	129.14
5th Auction- Product 2012 Termo	2012 to 2026	115.38	10.16.2007	128.37
6th Auction- Product 2011 Termo	2011 to 2025	11.99	09.17.2008	128.42
7th Auction- Product 2013 Hidro	2013 to 2042	-	09.30.2008	98.98
7th Auction- Product 2013 Termo	2013 to 2027	143.32	09.30.2008	145.23
8th Auction- Product 2012 Hidro	2012 to 2041	0.01	08.27.2009	144.00
8th Auction- Product 2012 Termo	2012 to 2026	0.14	08.27.2009	144.60
		665.70
Structuring projects auction
Santo Antonio	2012 to 2041	52.55	12.10.2007	78.87
Jirau	2013 to 2042	75.22	05.19.2008	71.37
		127.77

21      Loans and Financing

Consolidated	Current liabilities				Noncurrent liabilities
	Principal	Charges	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Foreign currency
STN(21.1)	2,986	1,298	4,284	3,311	59,650	56,029
Eletrobrás	7	-	7	6	4	5
	2,993	1,298	4,291	3,317	59,654	56,034
Local currency
Banco do Brasil (21.2)	643,917	44,938	688,855	168,624	873,720	1,373,235
Eletrobrás (21.3)	49,126	8	49,134	54,204	142,617	178,841
Finep (21.4)	5,442	64	5,506	2,014	34,806	27,511
BNDES (21.5)	17,320	606	17,926	18,156	239,745	196,699
Banco do Brasil
Transfer BNDES (21.6)	11,369	440	11,809	14,975	151,584	157,268
	727,174	46,056	773,230	257,973	1,442,472	1,933,554
	730,167	47,354	777,521	261,290	1,502,126	1,989,588

Parent Company	Current liabilities				Noncurrent liabilities
	Principal	Charges	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Foreign currency
STN(21.1)	2,986	1,298	4,284	3,311	59,650	56,029
Local currency
Banco do Brasil (21.2)	527,818	8,798	536,616	24,795	393,346	915,692
	530,804	10,096	540,900	28,106	452,996	971,721

21.1      Department of the National Treasury - STN

	Number of	Final		Annual rate p.y.		Consolidated
Type of bonus	installment	maturity	Amortization	(interest + commission)	Principal	09.30.2013	12.31.2012
Capitalization Bond	21	04.10.2014	Semi Annual	8.0% + 0.20%	12,225	3,099	4,180
Par Bond	1	04.11.2024	Single installment	8.0% + 0.20%	17,315	24,703	22,548
Discount Bond	1	04.11.2024	Single installment	Libor Semi Annual+0.8125%+0.20%	12,082	36,132	32,612
						63,934	59,340
					Current	4,284	3,311
					Noncurrent	59,650	56,029

Company: Copel

Issue Date: 05.20.1998

Collateral:
Company’s centralized revenues account. For the Discount and Par Bonds, there are collateral deposits of R$ 18,270 and R$ 26,039 as of September 30, 2013 (R$ 17,820 and R$ 25,426 as of December 31, 2012), respectively (Note 6.1).

Note:
The restructuring of mediumand long-termdebt in connection with the financing received under Law nº 4,131/62.

21.2      Banco do Brasil S.A.

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	09.30.2013	12.31.2012
Lei 8.727/93 (a)	03.30.1994	240	03.01.2014	TJLPand IGP-M+ 5.098%	28,178	126	298
21/02155-4 (b)	09.10.2010	3	08.15.2015	98.5% of average rate of CDI	350,000	304,036	430,932
21/02248-8 (c)	06.22.2011	1	06.01.2015	99.5% of average rate of CDI	150,000	180,331	170,142
CCB 21/11062-X (d)	08.26.2013	3	07.27.2018	106.0% of average rate of CDI	151,000	148,120	-
NC330600129 (e)	01.31.2007	1	01.31.2014	106.5% of average rate of CDI	29,000	29,432	29,911
NC330600132 (f)	02.28.2007	1	02.28.2014	106.2% of average rate of CDI	231,000	232,880	236,729
NC330600151 (g)	07.31.2007	1	07.31.2014	106.5% of average rate of CDI	18,000	18,268	18,565
NC330600156 (h)	08.28.2007	1	08.28.2014	106.5% of average rate of CDI	14,348	14,465	14,705
NC330600157 (i)	08.31.2007	1	08.31.2014	106.5% of average rate of CDI	37,252	37,516	38,143
NC330600609 (j)	08.19.2011	3	07.21.2016	109.41% of average rate of CDI	600,000	597,401	602,434
1,562,575							1,541,859
					Current	688,855	168,624
				Noncurrent		873,720	1,373,235

Company:
Copel Distribuição: (a) (b) (c) (d)
Parent Company: (e) (f) (g) (h) (i) (j)

Annual installment
Along with the interest in proportion to the installments, the first amount of R$ 116,666, maturing on 08.25.2013 and others of R$ 116,667, maturing on 07.11.2014 and 08.15.2015: (b) Together with the data is the interest accrued on the installments, in the amount of R$ 50,333, falling due on July 27, 2016, July 27, 2017 and July 27, 2018: (d) The first amount of R$ 200,000, maturing on 07.21.2014 and other on 07.21.2015 and 07.21.2016: (i)

Destination:
Private Credit Assignment Agreement with the Federal Government: (a) Working capital: (b) (c) (d) Only purpose of paying the debts: (e) (f) (g) (h) (i) (j)

Collateral:
Copel’s accounts receivable: (a) Pledge until 360 days: (b) (c) Assignment of receivables: (d)

21.3      Eletrobrás - Centrais Elétricas Brasileiras S.A.

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	09.30.2013	12.31.2012
1293/94 (a)	09.23.1994	180	06.30.2016	5.5% to 6.5% + 2.0%	307,713	91,388	119,038
980/95 (b)	12.22.1994	80	11.15.2018	8.0%	11	14	16
981/95 (c)	12.22.1994	80	08.15.2019	8.0%	1,169	393	441
982/95 (d)	12.22.1994	80	02.15.2020	8.0%	1,283	149	166
983/95 (e)	12.22.1994	80	11.15.2020	8.0%	11	186	205
984/95 (f)	12.22.1994	80	11.15.2020	8.0%	14	79	87
985/95 (g)	12.22.1994	80	08.15.2021	8.0%	61	49	53
002/04 (h)	06.07.2004	120	07.30.2016	8.0%	30,240	3,121	4,059
142/06 (i)	05.11.2006	120	09.30.2018	5.0% + 1.0%	74,340	18,195	21,333
206/07 (j)	03.03.2008	120	08.30.2020	5.0% + 1.0%	109,642	61,582	69,351
273/09 (k)	02.18.2010	120	12.30.2022	5.0% + 1.0%	63,944	15,209	16,525
2540/06 (l)	05.12.2009	60	10.30.2016	5.0% + 1.5%	2,844	1,386	1,771
						191,751	233,045
					Current	49,134	54,204
					Noncurrent	142,617	178,841

Company:
Copel Geração e Transmissão: (a)
Copel Distribuição: (b) (c) (d) (e) (f) (g) (h) (i) (j) (k) (l)

Destination:
Financial cover up to 29.14% of the total project of HPPGovernador José Richa Implementation and transmission system: (a) National Programfor Watering - Proni: (b) (c) (d) (e) (f) (g) Rural Electricity Program- Luz para Todos: (h) (i) (j) (k) National Programfor Efficient Public Lighting - ReLuz: cover 75% of the total cost of the Project for the City of Ponta Grossa:(l)

Collateral:
The guarantee is represented by the income, supported by power of attorney granted by a public instrument, and the issue of promissory notes equal to the number of installments falling due.

Note:
Final Grace Period: 12.30.2012 (k)

21.4      Finep

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	09.30.2013	12.31.2012
2070791-00 (a)	11.28.2007	49	12.15.2014	0.37% above TJLP	5,078	1,434	2,295
2070790-00 (b)	11.28.2007	49	12.15.2014	0.13% above TJLP	3,535	684	1,618
21120105-00 (c)	05.17.2012	81	10.15.2020	4.0%	35,095	21,216	15,526
21120105-00 (c)	05.17.2012	81	10.15.2020	3.5% + TR	17,103	16,978	10,086
						40,312	29,525
					Current	5,506	2,014
					Noncurrent	34,806	27,511

Company:
Copel Geração e Transmissão: (a) (b) Copel Telecomunicações: (c)

Destination:
Research and Development Project GER2007: (a) Research and Development Project TRA 2007: (b)
BEL project - ultra wide band intranet service (Ultra Wide Band - UWB): (c)

Collateral:
Withhold the amounts fromthe checking account in which revenues are deposited: (a) (b) (c)

Observações:
R$ 414 were returned for not having been executed in the project. (b)
In replacement to the contract 2100567-00, signed on November 29, 2010. Credit of R$ 52,198 to be offered in six In contrast, the financed commits to participate in the costs of preparation with the minimumvalue of R$ 8,324. Were released three parcels, totaling R$ 38,471 of this amount, R$ 12,664 was released in 2013.
The maturity of the 1st installment is February 15, 2014. (c)

21.5      BNDES

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	09.30.2013	12.31.2012
820989.1 (a)	03.17.2009	179	03.15.2013 01.15.2028	1.63% above TJLP	169,500	163,392	172,137
1120952.1-A (b)	12.16.2011	168	05.15.2012 04.15.2026	1.82% above TJLP	42,433	38,237	39,568
1120952.1-B (c)	12.16.2011	168	05.15.2012 04.15.2026	1.42% above TJLP	2,290	2,063	3,150
1220768.1 (d)	09.28.2012	192	08.15.2013 07.15.2029	1.36% above TJLP	73,122	53,979	-
						257,671	214,855
					Current	17,926	18,156
					Noncurrent	239,745	196,699

Company:
Copel Geração e Transmissão

Financial charges:
It will be paid monthly after the first payment of the principal amount.

Destination:
Construction of the Mauá Hydroelectric Power Plant and its transmission system: (a) Implementation of transmission line betw een substations Foz do Iguaçu and Cascavel Oeste: (b) Purchase of machinery and equipment: (c) Implementation of Cavernoso IISHP: (d)

Collateral:
All the revenues fromthe sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection with this project (a) and (d) Copel Geração e Transmissão has undertaken to assign to the BNDES the rights it holds under Concession Arrangement 027/2009-ANEEL, and to submit as a guarantee to the BNDES the credit rights deriving fromthe provision of energy transmission services stipulated in the Concession Arrangement (Transmission Services Agreement 09/2010, by Copel Geração e Transmissão and the National Electric SystemOperator (Operador Nacional do Sistema Elétrico or ONS), the transmission concession operators and the users of the transmission system, including the entire revenue deriving from the transmission services provided: (b) and (c)

21.6      Banco do Brasil - Distribution of Funds from BNDES

	Issue	Number of	Final	Annual rate p.y.		Consolidated
Contracts	Date	installment	maturity	(interest + commission)	Principal	09.30.2013	12.31.2012
21/02000-0	04.16.2009	179	03.15.2013	01.15.2028	2.13% above TJLP 169,500	163,393	172,243
						163,393	172,243
					Current	11,809	14,975
					Noncurrent	151,584	157,268

Company:
Copel Geração e Transmissão

Financial charges:
It will be paid quarterly during the grace period and monthly after the first payment of the principal amount

Destination:
Construction of the Mauá Hydroelectric Power Plant and its transmission system, in consortiumwith Eletrosul

Collateral:
All the revenues fromthe sale of energy under Agreements for Energy Trade on the Regulated Power Market (“Contracts for the Sale of Energy in the Regulated Environment” or CCEARs) in connection with this project

21.7      Breakdown of loans and financing by currency and index

Index and change in foreign currencies		Consolidated
accumulated in the period (%)		09.30.2013%		12.31.2012%
Foreign currency
U.S. Dolar	9.13	63,945	2.81	59,351	2.64
		63,945	2.81	59,351	2.64
Local currency
TJLP	(9.09)	423,189	18.56	387,111	17.20
IGP-M	3.69	120	0.01	284	0.01
Ufir	0.00	100,362	4.40	114,006	5.06
Finel	0.73	91,387	4.01	119,040	5.29
CDI	26.23	1,562,450	68.54	1,541,561	68.49
TR	0.03	16,979	0.74	13,998	0.62
Without indexer	-	21,215	0.93	15,527	0.69
		2,215,702	97.19	2,191,527	97.36
		2,279,647	100.00	2,250,878	100.00
	Current	777,521		261,290
	Noncurrent	1,502,126		1,989,588

21.8      Maturity of noncurrent installments

Consolidated	Foreign currency	Local currency	09.30.2013	12.31.2012
2014	4	100,746	100,750	730,115
2015	-	536,425	536,425	588,300
2016	-	312,365	312,365	258,572
2017	-	98,098	98,098	46,098
2018	-	97,242	97,242	44,180
2019	-	45,281	45,281	41,435
2020	-	41,428	41,428	37,760
2021	-	30,982	30,982	28,584
2022	-	30,977	30,977	28,580
2023	-	29,382	29,382	26,936
After 2023	59,650	119,546	179,196	159,028
	59,654	1,442,472	1,502,126	1,989,588

21.9      Changes in loans and financing

Consolidated	Foreign currency		Local currency
	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2013	3,317	56,034	257,973	1,933,554	2,250,878
Funding	-	-	-	217,450	217,450
Charges	2,055	-	103,710	26,068	131,833
Monetary and exchange variations	221	4,964	143	498	5,826
Transfers	1,344	(1,344)	735,098	(735,098)	-
Amortization - principal	(739)	-	(35,556)	-	(36,295)
Amortization - interest and variation	(1,907)	-	(288,138)	-	(290,045)
Balance as of September 30, 2013	4,291	59,654	773,230	1,442,472	2,279,647

Consolidated	Foreign currency		Local currency
	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2012	4,490	53,955	111,997	2,004,030	2,174,472
Funding	-	-	-	69,914	69,914
Charges	2,040	-	105,746	35,787	143,573
Monetary and exchange variations	153	4,358	209	1,343	6,063
Transfers	1,270	(1,270)	173,432	(173,432)	-
Amortization - principal	(1,563)	-	(25,575)	-	(27,138)
Amortization - interest and variation	(2,367)	-	(139,256)	-	(141,623)
Balance as of September 30, 2012	4,023	57,043	226,553	1,937,642	2,225,261

21.10    Contracts with clauses for anticipated maturity

The Company and its subsidiaries contract loan which include clauses requiring that they maintain certain economic-financial indices within previously established parameters, as well as other conditions that have to be observed, such as: no alterations to the investment interest of the Company in the capital of subsidiaries that represents a change in control, without prior notice; specifically for Copel Geração e Transmissão, no dividend distributions or payments for interest on own capital to be made, for which the amount, individually or together, exceeds the minimum compulsory amount, without prior and express authorization. Non compliance with these terms could result in the anticipated maturity of the debts.

At September 30, 2013 all of the terms were analyzed, and it was identified that all contractual covenants had been complied with.

22      Debentures

	Issue	Number of	Maturity		Annual rate p.y.		Consolidated
Debentures	Date	installment	initial final		(interest)	Principal	09.30.2013	12.31.2012
1st issue (a)	10.30.2012	2	10.30.2016	10.30.2017	DI+ Spread 0.99% p.y.	1,000,000	1,035,813	1,010,677
2nd issue (b)	09.26.2013	60	10.26.2013	09.26.2018	DI+ Spread 1.00% p.y.	203,000	202,592	-
1,238,405								1,010,677
						Current	78,000	12,719
						Noncurrent	1,160,405	997,958

Company:
Copel Distribuição: (a) Elejor: (b)

Characteristics:
Simple debentures, single series, unconvertible, unsecured debenture, was approved for public offering under restricted placement efforts, pursuant to CVMInstruction number 476, in the minimumamount of R$ 1,000,000 (a) and R$ 203,000 (b) 100,000 (a) and 20.300 (b) notes were issued with a unit value of R$ 10.
The debentures' unit values will not be adjusted for inflation.

Finance charges:
Interest paid half-yearly in April and October: (a) Interest paid monthly: (b)

Allocation:
Working capital or used to make investments in the issuer: (a) Full settlement of the loan agreement with Copel: (b)

Collaterals:
Personal guarantee (a) and (b)

Guarantor:
Copel: (a)
Copel, at the ratio of 70% and Paineira Participações S.A., at the ratio of 30%: (b)

Trustee:
C&DDistribuidora de Títulos e Valores Mobilíarios S.A. (a) (b)

22.1      Change in debentures

Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2013	12,719	997,958	1,010,677
Funding	40,600	162,400	203,000
Charges	63,409	47	63,456
Amortization - interest and variation	(38,728)	-	(38,728)
Balance as of September 30, 2013	78,000	1,160,405	1,238,405

22.2      Contracts with clauses for anticipated maturity

The Copel Distribuição an Elejor issued debentures that contain covenants that require the maintenance of certain economic and financial indices within previously established parameters with enforceability of compliance with annual and other conditions to be observed, such as changing the shareholding of the Company in the share capital representing a change of control without the prior consent of the Debenture Holders; not making without prior written consent of the Debenture holders, payments of dividends or payments of interest on equity, except statutory dividends and interest on equity capital accrued on statutory dividends pursuant to Brazilian Corporate Law,  if they are in arrears regarding compliance with any of their financial obligations or they do not meet the established financial indices. Failure to comply with these conditions may imply early maturity of the debentures.

At September 30, 2013 all of the terms were analyzed, and it was identified that all contractual covenants had been complied with.

23      Post-Employment Benefits

The Company and its subsidiaries sponsor retirement and pension plans (Pension Plans I, II, and III) and a medical and dental care plan (Healthcare Plan) to both current and retired employees and their dependents.

23.1      Benefit Pension Plan

The pension plans I and II are defined benefit plans for which the income is previously determined based on the salary level of each individual and the Pension Plan III is a defined contribution plan (CD).

The costs assumed by the sponsors for these plans are recognized according to the actuarial evaluation prepared annually by independent actuaries in accordance with the rules established in CVM Decision 695/12, which approved and made Technical Pronouncement CPC 33 (R1)/IAS 19 and IFRC 14, issued by the Accounting Pronouncements Committee – CPC compulsory for public stock corporations as of January 1, 2013, and refer to employee benefits, and correlated to IAS 19 (R1) and IFRIC 14. The economic and financial assumptions for purposes of the actuarial evaluation are discussed with the independent actuaries and approved by the sponsors’ management.

23.2      Healthcare Plan

The Company and its subsidiaries allocate resources for the coverage of health-care expenses incurred by their employees and their dependents, within rules, limits, and conditions set in specific regulations. Coverage includes periodic medical exams and is extended to all retirees and pensioners for life.

23.3      Statement of financial position and statement of income

Amounts recognized in the statement of financial position, under Post-Employment Benefits, are summarized below:

			Restated
		09.30.2013	12.31.2012
Pension plan		65	989
Healthcare plan		893,656	700,060
		893,721	701,049
	Current	25,996	25,819
	Noncurrent	867,725	675,230

The Company reviewed its actuarial position established in the last fiscal year on December 31, 2012, which is mainly due to the increase in interest rates until the third quarter of 2013. Therefore, financial assumptions were reviewed together with the Company's independent actuary, considering a new discount rate on September  30, 2013 according to the latest auctions of federal government bonds. The plans' net assets were also reviewed and revalued at their fair values as of September 30, 2013.

According to the review of the assumptions described above, the pension plan amounts revised for September 30, 2013 reached a surplus of R$ 238,170, while on December 31, 2012 the amount was
R$ 578,288, summarized below:

Consolidated	Pension plan	Healthcare plan	09.30.2013	12.31.2012
Defined benefit obligation	4,254,723	1,042,236	5,296,959	5,412,342
Fair value of plan's assets	(4,492,893)	(148,580)	(4,641,473)	(5,290,570)
Plan coverage status	(238,170)	893,656	655,486	121,772
Not recognized asset	238,170	-	238,170	578,288
	-	893,656	893,656	700,060

Due to the considerable adjustment in the Company's employee benefit liabilities according to an actuarial report issued on September 30, 2013, the Company recorded in other comprehensive income the amount of R$ 155,313 for the actuarial losses reported through September 2013. However, as required by accounting practices adopted in Brazil, the Company will annually review all actuarial assumptions for reassessing its post-employment benefit obligations.

The amounts recognized in the statement of income are shown below:

Consolidated	Pension plan	Healthcare plan	09.30.2013	12.31.2012
Defined benefit obligation	4,254,723	1,042,236	5,296,959	5,412,342
Fair value of plan's assets	(4,492,893)	(148,580)	(4,641,473)	(5,290,570)
Plan coverage status	(238,170)	893,656	655,486	121,772
Not recognized asset	238,170	-	238,170	578,288
	-	893,656	893,656	700,060

Changes in the post-employment benefits

Consolidated	Current liabilities	Noncurrent liabilities	Total
Balance as of January 1, 2013 - Restated	25,819	675,230	701,049
Appropriation of actuarial calculation	-	57,628	57,628
Pension and healthcare contributions	88,927	-	88,927
Adjustment related to actuarial losses		155,313	155,313
Transfers	20,446	(20,446)	-
Amortizations	(109,196)	-	(109,196)
Balance as of September 30, 2013	25,996	867,725	893,721

Consolidated	Current liabilities	Noncurrent liabilities	Total
Balance as of January 1, 2012 - Restated	36,037	419,253	455,290
Appropriation of actuarial calculation	-	53,667	53,667
Pension and healthcare contributions	76,707	-	76,707
Transfers	16,460	(16,460)	-
Amortizations	(106,923)	-	(106,923)
Balance as of September 30, 2012 - Restated	22,281	456,460	478,741

As informed in note 3.2, the Company adopted CPC 33 (R1) retrospectively. The effects are presented for comparability purposes in note 3.3.

23.4      Actuarial valuation pursuant to CVM Decision 695/12

The Company, in compliance with the CVM Resolution 695/12, opts to prepare the actuarial report.

The information prepared in compliance with the Actuarial Assessment Report is included in Note 23 to the financial statements as of December 31, 2012.

24      Customer Charges Due

Consolidated	09.30.2013	12.31.2012
Global Reversal Reserve (RGR)	40,885	15,581
Energy Development Account (CDE)	6,342	23,719
Fuel Consumption Account (CCC)	-	17,198
	47,227	56,498

25      Research and Development and Energy Efficiency

25.1      Balances recognized to invest in R&D (Research and Development) and EEP (Energy efficiency program)

.	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	to collect	to apply	09.30.2013	12.31.2012
Research and Development - R&D
FNDCT*	-	3,420	-	3,420	3,424
MME	-	1,711	-	1,711	1,712
R&D	26,852	-	137,263	164,115	142,384
	26,852	5,131	137,263	169,246	147,520
Energy efficiency program - EEP	59,421	-	65,566	124,987	116,640
	86,273	5,131	202,829	294,233	264,160
			Current	145,055	159,599
			Noncurrent	149,178	104,561
* National Fund for Scientific and Technological Development

25.2      Changes in balances for R&D and EEP

.	Applied and	Balance	Balance	Balance as of	Balance as of
	unfinished	to collect	to apply	09.30.2013	12.31.2012
Research and Development - R&D
FNDCT*	-	3,420	-	3,420	3,424
MME	-	1,711	-	1,711	1,712
R&D	26,852	-	137,263	164,115	142,384
	26,852	5,131	137,263	169,246	147,520
Energy efficiency program - EEP	59,421	-	65,566	124,987	116,640
	86,273	5,131	202,829	294,233	264,160
			Current	145,055	159,599
			Noncurrent	149,178	104,561
* National Fund for Scientific and Technological Development

Consolidated	FNDCT		MME		R&D		EEP
	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Current	Noncurrent	Total
Balance as of January 1, 2012	3,017	-	1,510	-	34,910	86,027	117,478	8,622	251,564
Additions	13,052	1,275	6,527	637	639	13,689	-	19,119	54,938
Performance agreement	-	-	-	-	-	-	-	12	12
Selic interest rate	-	-	-	-	91	7,000	-	4,596	11,687
Transfers	1,275	(1,275)	637	(637)	-	-	-	-	-
Payments	(14,129)	-	(7,066)	-	-	-	-	-	(21,195)
Concluded projects	-	-	-	-	(4,408)	-	(41,220)	-	(45,628)
Balance as of September 30, 2012	3,215	-	1,608	-	31,232	106,716	76,258	32,349	251,378

26      Accounts Payable related to concession - Use of Public Property

These refer to concession charges for use of public property (UPP) incurred as of the start of operation of each project until the final date of the concession.

Consolidated				Current liabilities		Noncurrent liabilities
	Grants	Signature	Final	09.30.2013 12.31.2012 09.30.2013 12.31.2012
Copel Geração e Transmissão
HPPMauá (a)	06.29.2007	07.03.2007	07.2042	900	884	12,479	12,083
HPPColider (b)	12.29.2010	01.17.2011	01.2046	-	-	16,647	15,101
SHPCavernoso (c)	07.11.2013	07.11.2013	07.2018	35	-	105	-
SHPApucaraninha (d)	07.11.2013	07.11.2013	07.2018	243	-	735	-
SHPChopimI(e)	07.11.2013	07.11.2013	07.2015	54	-	37	-
SHPChaminé (f)	07.11.2013	07.11.2013	07.2018	421	-	1,274	-
Elejor
Fundão – Santa Clara Hydroelectric Energy Complex (g)	10.23.2001	10.25.2001	10.2036	47,593	47,593	384,197	371,896
				49,246	48,477	415,474	399,080

26.1      Change in Accounts Payable related to concession - Use of Public Property

Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2013	48,477	399,080	447,557
Aneel concession - use of public assets	749	3,776	4,525
Transfers	36,501	(36,501)	-
Payments	(36,481)	-	(36,481)
Monetary variation	-	49,119	49,119
Balance as of September 30, 2013	49,246	415,474	464,720

Consolidated	Current	Noncurrent	Total
Balance as of January 1, 2012	44,656	370,442	415,098
Aneel concession - use of public assets	-	1,085	1,085
Transfers	33,144	(33,144)	-
Payments	(33,031)	-	(33,031)
Monetary variation	-	61,670	61,670
Balance as of September 30, 2012	44,769	400,053	444,822

27      Other Accounts Payable

Consolidated			Restated
		09.30.2013	12.31.2012
Advance transfer - Energy Development Account (CDE) - (27.1)		38,507	-
Financial compensation for use of water resources		24,696	11,786
Customers		18,061	15,661
Public lighting fee collected		16,918	17,852
Pledges in guarantee		16,853	12,109
Reimbursements to customer contributions		8,443	7,650
Consortiumpartners		2,803	2,063
Other liabilities		20,172	22,682
		146,453	89,803
	Current	146,221	89,803
	Noncurrent	232	-

27.1      Advance transfer - CDE - Decree 7,891 on January 23, 2013

Balance related to the earlier transfer by Eletrobrás, using CDE funds, of the monthly amounts approved by ANEEL to cover the discounts applied to the rates applicable to users of electricity distribution services and to the balanced reduction in electricity rates related to the accrual periods from May to November 2013.

28      Provision for Contingencies

28.1      Lawsuits with Likelihood of Losses deemed as probable

The Company and the subsidiaries are a party to several labor, tax and civil claims filed before different courts. Copel’s management, based on the opinion of its legal counsel, maintains a provision for contingencies in connection with lawsuits with probable chance of an unfavorable outcome.

Change in provision for contingencies

Consolidated	Balance as of			Construction		Balance as of
	January 1, 2013	Additions	(-) Reversals	cost	Discharges	September 30, 2013
Tax (28.1.1)
Cofins (a)	243,131	-	-	-	-	243,131
Others taxes	51,445	12,206	(21,433)	-	-	42,218
	294,576	12,206	(21,433)	-	-	285,349
Labor	154,990	38,129	(1,235)	-	(10,440)	181,444
Employee benefits	78,670	57,177	-	-	(17,489)	118,358
Civil (28.1.2)
Suppliers (a)	68,630	-	(2,730)	-	-	65,900
Civil and administrative law (b)	176,811	35,034	(21,303)	-	(3,432)	187,110
Easements	5,964	2,315	(953)	-	(87)	7,239
Condemnation and real estate (c)	317,472	23,630	-	727	(17)	341,812
Customers	7,477	2,862	(712)	-	-	9,627
	576,354	63,841	(25,698)	727	(3,536)	611,688
Environmental claims	193	27	(17)	-	-	203
Regulatory (28.1.3)	50,925	68	(4,785)	-	-	46,208
	1,155,708	171,448	(53,168)	727	(31,465)	1,243,250

Consolidated	Balance as of				Additions to		Balance as of
	January 1, 2012			Construction	fixed assets		September 30, 2012
	Restated	Additions	(-) Reversals	cost	in progress	Discharges	Restated
Tax (28.1.1)
Cofins (a)	234,563	8,568	-	-	-	-	243,131
Others taxes	47,371	19,752	(9,180)	-	-	(41)	57,902
	281,934	28,320	(9,180)	-	-	(41)	301,033
Labor	128,505	34,191	(1,630)	-	-	(11,289)	149,777
Employee benefits	58,089	29,350	(149)	-	-	(11,266)	76,024
Civil (28.1.2)
Suppliers (a)	88,003	2,179	(20,813)	-	-	-	69,369
Civil and administrative law (b)	112,059	33,824	(9,333)	-	-	(6,057)	130,493
Easements	4,839	808	(176)	-	-	(15)	5,456
Condemnation and real estate (c)	273,647	28,502	(93)	961	3,274	-	306,291
Customers	5,493	4,423	(2,506)	-	-	-	7,410
	484,041	69,736	(32,921)	961	3,274	(6,072)	519,019
Environmental claims	104	82	-	-	-	-	186
Regulatory (28.1.3)	48,147	220	(160)	-	-	(38)	48,169
	1,000,820	161,899	(44,040)	961	3,274	(28,706)	1,094,208

Parent Company	Balance as of			Balance as of
	January 1, 2013	Additions	Reversals	September 30, 2013
Tax (28.1.1)
Cofins (a)	243,131	-	-	243,131
Others taxes	29,803	11,547	(19,400)	21,950
	272,934	11,547	(19,400)	265,081
Civil	17,694	2,341	(19,355)	680
Regulatory	11,667	-	-	11,667
	302,295	13,888	(38,755)	277,428

Parent Company	Balance as of			Balance as of
	January 1, 2013	Additions	Reversals	September 30, 2013
Tax (28.1.1)
Cofins (a)	234,563	-	-	234,563
Others	40,042	9,144	(4,200)	44,986
	274,605	9,144	(4,200)	279,549
Civil	9,929	8,267	-	18,196
Regulatory	10,821	-	-	10,821
	295,355	17,411	(4,200)	308,566

Detailing the main claims

28.1.1     Tax claims

a)     Contribution for the Financing of Social Security - COFINS

Lawsuit no. 10980.004398/2010-09 – Curitiba Federal Revenue Service Office

This is a tax administrative proceeding (assessment of deficiency) whereby the Brazilian Federal Revenue Service intends to collect COFINS (Tax for Social Security Financing) for the period from August 1995 to December 1996, as a result of the final and non-appealable decision rendered on lawsuit 2000.04.01.100266-9 filed by the federal government, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

This collection results from the understanding of the Brazilian Federal Revenue Service that Copel supposedly declared on DCTF (Declaration of Federal Contributions and Taxes) and/or DIPJ (Corporate Income Tax Return), during the handling of the writ of mandamus filed by the Company, that it owes R$ 40,678 as COFINS for the period.

This understanding by the Federal Revenue Service and the complexity and peculiarity of the facts and of the legal matter involved have led the Chief Legal Office’s to consider the principal amount of R$ 48,814 a probable loss.

On the other hand, the Company argues in its defense that the declarations contained in its tax liability statements were not acknowledgements of debt, because the liabilities at hand were already under legal dispute (lawsuit no. 95.0011037-7), and that the Federal Revenue Service’s right to collect had already lapsed.

The dismissal of the writ of mandamus 5005264-27.2011.404.7000, filed by the Company at the First Federal Court of Curitiba to question the competence of the Federal Revenue Service Superintendence to pass judgment on the Company's challenge to the tax summons 09/2010 (which originated proceeding 10980.004398/2010-09), caused the debt to be made enforceable under registration number 90 6 11 018367-09.

The federal government brought tax collection proceedings for the debt, case records number 5015930-53.2010.404.7000 at the second federal court, in the amount of R$ 48,814. Copel then posted a judicial bond for the tax debt being collected and filed a motion to stay execution (case records number 5022933-59.2012.404.7000), which caused proceedings to be suspended until the motion is decided.

Copel's challenge to the enforcement of the tax debt was considered groundless because the judge thought that the DCTF issued by the Company informing the COFINS amounts which were posted as judicial bond for the writ of mandamus number 95.0011037-7 was a tax credit which could be immediately registered by the Federal Government as enforceable debt in view of the favorable judgment passed on lawsuit 2000.04.01.100266-9.

The Company appealed against the decision. Although the appeal did not suspend the enforcement of the lower court decision, the judge who received the appeal established that the amount deposited in court could only be withdrawn after a final and non-appealable decision was rendered.

The interest and fines being charged on this tax debt are the object of administrative process number 11453.720001/2011-23, which amounted to R$ 120,689 as of September 30, 2013. This amount was classified by the company’s senior management as a loss deemed as possible, since there are independent judicial defenses for the principal amount and for the charges amount, and that there are strong arguments for the defense of the values related to interest and penalties.

A recent decision was rendered under this administrative proceeding (11453-720.001/2011-23), whereby the Second Panel of the First Chamber of the Third Section of the Administrative Board of Tax Appeals – CARF granted by majority voting the administrative appeal filed by Copel. As a result, the assessment of interest and fine applicable to the COFINS debt owed for the period from 1995/1996 which is being discussed under proceeding number 10980.004398/2010-09, was considered groundless. A special appeal of the National Treasury has been filed with the Higher Chamber of Tax Appeals, which is awaiting analysis with respect to its admissibility.

Lawsuit no. 10980.720458/2011-15 – Curitiba Federal Revenue Service Office

This is a tax administrative proceeding (assessment of deficiency) whereby the Brazilian Federal Revenue Service intends to collect COFINS (Tax for Social Security Financing) for the period from October 1998 to June 2001, as a result of the final and non-appealable decision rendered on lawsuit 2000.04.01.100266-9 filed by the federal government, overturning the ruling in lawsuit no. 95.0011037-7 which had recognized the Company’s immunity from payment of COFINS tax.

The Federal Revenue Services understands that the sentence for the Rescission Claim had suspended the liability period for constituting the aforementioned tax credit.

This understanding of the Federal Revenue Services, together with the complexity and peculiarity of both the facts and the legal question involved in the process, explains the Legal Director’s decision to consider the principal amount of R$ 194,317 as representing a probable loss.

Nevertheless, the Company has argued in its defense, that the Federal Government no longer has the right to constitute this tax credit, given the lack of timely constitution of the tax credit, to prevent the liability period from lapsing.

The interest and penalties related to the abovementioned tax debt amount to R$ 593,034 as of September 30, 2013, and it was classified as a loss deemed as possible by the Company’s senior management, and based on the opinion of their legal advisors, since there are independent defense lines for the principal amount and for the charges amount, and that there are strong arguments for the defense related to the values of interest and penalties.

In November 27, 2012 was rendered whereby the Second Panel of the Third Section of the Administrative Board of Tax Appeals – CARF granted by majority voting the administrative appeal filed by Copel to recognize that the statute of limitations to assess COFINS run out. An appeal for a petition for clarification of this decision was brought by the National Treasury which was rejected unanimously. The National Treasury filed a petition for writ of certiorari which has not yet been heard.

28.1.2     Civil claims

a)     Suppliers

Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A.

The companies Rio Pedrinho Energética S.A. and Consórcio Salto Natal Energética S.A. required the filing of the arbitration proceedings with the Chamber of Arbitrage of the Fundação Getúlio Vargas, through which they plead the payment of the overdue installment values, as well as the cancellation fines, related to the electric energy purchase and sale agreements signed with Copel Distribuição. The arbitrage proceedings were judged to be valid and, consequently, Copel Distribuição was sentenced to pay the claimed amounts plus the attorney’s fees. The Company has filed for a court order at the Superior Court of Justice making the arbitration ruling void.

Given that both companies have identified the pledged amounts (R$ 35,913 on June 17, 2010,
R$ 22,823 on October 1, 2009 and R$ 11,833 on February 03, 2010), the legal directors have continued to classify the action as representing a probable loss, highlighting that the same bank bond letters were presented as guarantee for the amounts identified. In addition to the legal discussion, at the end of 2011 the remaining balance of R$ 27,438 was executed and as a result a bank account was blocked. This execution was challenged by Copel Distribuição, which is the reason why management decided to record a financial provision for the legal claims, for the original value of the debts corrected to September 30, 2013, which amounts to R$ 89,025. Of this amount, R$ 23,125 has been recorded to suppliers.

The judge of the 3rd Public Finance Court ruled the amount of R$ 22,162 is outstanding, and released the amounts of R$ 12,790 and R$ 9,372 to the enforcement creditors on April 12, 2012, via a bank guarantee. The matter is still under consideration and has been subject to an appeal by Copel e Consórcio Salto Natal.

b)    Civil and administrative claims

Tradener Ltda.

Copel and Tradener Ltda. demand in several actions on energy trading contracts, which Tradener undertook to “sell” under the best conditions to Copel, all the surplus of purchase and all the surplus of assured power with the effective prices, quantities and conditions to be stipulated in the agreements for purchase and sale of electric power.

The actions are as follows: Popular Action (case record 37879/0000 of the 1st Court of the Public Treasury of Curitiba); Popular Action (case record 720/2001 of the 1st Court of the Public Treasury of Curitiba); Popular Action (case record 421/2003 of the 2nd Court of the Public Treasury of Curitiba); Nullifying Declaratory Action (case record 1583/2005 of the 1st Court of the Public Treasury of Curitiba); Nullifying Declaratory Action (case record 0000659-69.2006.8.16.0004 of the 2nd Court of the Public Treasury of Curitiba).

In the above lawsuits values were not discussed, only the validity or otherwise of the contract of sale entered into between Tradener and Copel and of the contracts for sale of electricity in which Tradener figured as broker. The possibility of annulment of the contracts is remote considering decisions already handed down in some of the processes above.

In light of an injunction issued in case record 421/2003 of the Public Civil Action, the execution of the contract was suspended, however, recently there was the revocation of the injunction.

Accordingly, Tradener filed the following lawsuits for collection, aiming at receiving its commissions:

- case record 0005990-22.2012.8.16.0004 - 1st Court of the Treasury of Curitiba - the lawsuit was brought to collect the commissions owed by Copel to Tradener because of the intermediation by the latter in the agreements for sales of power entered into by Copel with the Company Centrais Elétricas de Santa Catarina (Celesc). In this lawsuit, after the financial and commercial checking of the values, only the principal amount of R$ 41,417 was considered likely as the charging of monetary restatement in the amount of R$ 19,125 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this correction would not be charged, and it is classified as possible.

- case record 05550-26.2012.8.16.0004 - 4th Court of the Treasury of Curitiba - the lawsuit was brought to collect the commissions owed by Copel to Tradener because of the intermediation by the latter in the agreements for sale of power entered into by Copel with the companies Carbocloro S.A. Indústrias Químicas, Companhia Luz e Força Santa Cruz, Elektro Eletricidade e Serviços S.A.; Opp Polietilenos S.A, and Enron Comercializadora de Energia Ltda. In this lawsuit, after the financial and commercial checking of the values, only the principal amount of R$ 20,825 was considered likely as the charging of monetary restatement in the amount of R$ 15,850 is being challenged, considering that the execution of the contract was suspended by an injunction and therefore this correction would not be charged, and it is classified as possible.

c)     Easements, condemnation and real estate

Ivaí Engenharia de Obras S.A.

In a lawsuit processed in Curitiba, Ivaí Engenharia de Obras S.A. won the right to receive credits from Copel Geração e Transmissão in connection with the execution of contract D-01, which comprised the Jordão River diversion works. These credits were a compensation for a supposed economic and financial imbalance in the contract. Based on this ruling, Ivaí filed a separate collection lawsuit and obtained a ruling ordering Copel to pay the amount of R$ 180,917, as of October 31, 2005, plus restatement by the average between the INPC and IGP-DI inflation indicators, delinquent interest of 1% a month, and 3.2% as legal fees.

The appeal claim, currently in progress in the Superior Court of Justice (Superior Tribunal de Justiça or STJ), covers the absence of economic and financial imbalance in the contract, as well as the nullity of the calculation performed by the judicial expert, who used wrong parameters to obtain the value of condemnation, causing interest rates to be applied in duplicity (Selic rate + interest rate). Although the Justice Court has dismissed the duplicity in the incidence of interest from the elaboration of the expert report, it did not examine the appeal reasoning that showed that the calculation contained within the expert report was wrong.

In June 2013 the writ of certiorari number 1.096.906 was granted and Reporting Justice Castro Meira, followed by Justice Humberto Martins and Mauro Campbell Marques reviewed the prior decision against Copel and refused to change it, while Justice Herman Benjamin, defeated, considered Copel's appeal to be groundful.

The decision was published on September 27, 2013. Copel filed a motion for clarification of judgment, highlighting that the defeated vote given by Justice Herman Benjamin should prevail, in addition to pointing that the accumulated SELIC (Central Bank overnight rate) was not addressed and debated by the Judging Panel and the appeal is awaiting judgment by the reporting judge, Justice Og Fernandes.

Until the conclusion of judgment of the special and in view of the unfavourable vote and of the analysis of previous decisions ruled by the other Ministers that participated in the trial, the Company’s senior management, through a conservative approach, proceeded to a detailed review of the process course over the last months of 2011 and decided to remeasure the value to be provisioned, from R$ 125,000, which represented the original value of the debt in question, adjusted with legal interest and restated by inflation indexes allowed by the Company, to R$ 302,433, once considered the form of adjustment of the debt, which is still under discussion, only dismissing the incidence of interest in the expert’s calculation, and maintaining the charge of Selic rate, and, from that point, restating the value to present day based on the parameters fixed on the judgment by the Justice Court of the State of Paraná – TJPR (interest + monetary restatement). Thus, the value provisioned reflects the expectation of the Company in the event of an unfavorable closure to this claim

The accumulation of interest, in this case, Selic interest rate plus interest on arrears is a situation rejected by the Judiciary Power, and it was already denied by the Supreme Justice Court (STJ) in numerous precedents. For this reason, it is also a conservative approach to consider as a possible risk the loss of the difference in the value deemed as probable and the eventual total value of the condemnation, which is R$ 250,919, as of September 30, 2013. In such case, the Company considers that the likelihood of a favorable outcome is higher than 50% given the prior decisions rendered by the Superior Court of Justice (STJ) about the issue and the fact that the Court of Justice of the State of Parana and the STJ neither addressed the issue nor expressly dismissed Copel's request for the non-cumulative levy of the tax. This ensures that, when the issue is thoroughly analyzed, the understanding consolidated by the Superior Court of Justice will prevail.

The publication of the decision on the special appellate review by the Superior Court of Justice showed that the thesis about the improper accrual of interest has not been properly addressed by the plenary body, to the extent that it only refers to the illegal accrual of  interest as from the preparation of the expert report. Accordingly, the Company expects that the issue is directly addressed, thoroughly analyzed and corrected when the motion for clarification of judgment is judged and that the accrual as from the issue of the expert report is ruled out.

In addition, an unfavorable decision was rendered on the special appeal number 1.121.458 filed according to specific court regulations, which in turn was filed in connection with the writ of certiorari filed for at the Superior Court of Justice and whose reporting judge was Justice Arnaldo Esteves Lima and aiming at a review of the action filed to revise a civil action decision.  Copel seeks the reversal of the deficiency assessment claiming that the Treasury has no right to claim the difference because accords were reached at the administrative level, appeals court decision against which the Company has already filed three motions for clarification, according to civil procedural law, and on October 9, 2013 filed a petition for appellate review at the Federal Supreme Court.

Copel then obtained a preliminary injunction, issued by Minister Castro Meira of the Superior Court of Justice (Tribunal Superior de Justiça or STJ) under no. 15,372-PR, suspending the collection suit and the provisional enforcement requested by Ivaí. After a decision was rendered on the writ of certiorari, Ivaí required the measure to be revoked, which was challenged by Copel, so that judgment is suspended until a final decision is rendered on subsequent appeals. The Superior Court of Justice decided on the loss of the subject matter of the petition for special appellate review in a decision published on August 8, 2013, and for that reason Copel filed an appeal against such dismissal of the petition for special appellate review which was denied on October 4, 2013. The motion for clarification of judgment filed by Copel has not yet been judged.

28.1.3     Regulatory claims

The Company is disputing, both administratively and judicially; notifications issued by the regulatory agency in connection with supposed regulatory violations, including the charge of R$ 38,313 in lawsuits involving Companhia Estadual de Energia Elétrica - CEEE and Dona Francisca Energética S.A., in which ANEEL Ruling no. 288/2002 is being disputed. The probable success in these lawsuits will result in changes in CCEE (Spot Market) accounting, which would require the recording of a reserve for these amounts, since Copel would be required to pay off the amounts due.

28.2        Main lawsuits with losses deemed as possible

Consolidated	09.30.2013	12.31.2012
Tax (28.2.1)	1,382,434	1,227,536
Labor	330,973	257,382
Employee benefits	141,214	41,390
Civil (28.2.2)	974,012	810,764
Regulatory	51,273	19,200
	2,879,906	2,356,272

Detailing the main claims

28.2.1     Tax claims

•         Administrative Proceeding 11453.720001/2011-23 deriving from the Tax for Social Security Financing (Cofins) Rescissory Action 2000.04.01.100266.9, refers to Cofins interest and fine for the period 95/96, and, owing to strong arguments presented for the defense of these charges, its classification has been assessed as possible. This debt's principal, however, was assessed as probable and is the subject matter of discussion in the Tax Foreclosure 5015930-53.2010.404.7000 filed by the Union, in progress at the 2nd. Federal Circuit Court, appealed by Copel (case records of appeal lodged against Foreclosure 5022933-59.2012.404.7000).  Administrative Proceeding 10980720458/2011-15, also arising from 2000.04.01.100266.9 regarding Cofins, in the total amount of R$ 713,722, as of September 30, 2013. Additional information on this action has been described in Item 28.1.1 of this report;

•         Fiscal requirements according to Fiscal Notification of Debt Record – NFLD no. 35.273.870-7, with approximate value of R$ 181,014 on September 30, 2013, authored by the National Institute of Social Security – INSS, against Copel, and related to the fiscal execution of social contribution; and

•         Fiscal requirements according to NFLD no. 35.273.876-6, with approximate value of R$ 73,579  on September 30, 2013, authored by the INSS, against Copel, and related to the fiscal execution of social contribution levied upon labor transfer.

28.2.2     Civil claim

•         Civil claim related to the indemnification lawsuit no. 166-53.2011.8.16.0122, authored by Mineradora Tibagiana Ltda, and whose defendant is the Consórcio Energético Cruzeiro do Sul – CECS. Copel Geração e Transmissão bears 51% of the total risk of the lawsuit, which equals to R$ 250,836, restated as of September 30, 2013. The author claims being the owner of a mining decree issued by the National Department of Mineral Production – DNPM, and defends that with the mining decree, it is the legitimate holder of ownership and control of the area around Tibagi River. The indemnification claimed refers to alleged losses in the Company’s mining operations due to the construction work of the Mauá Hydroelectric Power Plant. Currently the process is awaiting publication, probably for specification of evidence.

•         Ivaí Engenharia de Obras S.A – Lawsuit which consists on the claim for compensation for an alleged imbalance in the financial economical equation in the contract signed with Copel. The Company’s senior management classified as a risk of possible loss for this lawsuit the value of R$ 250,919 on September 30, 2013. Additional information of this process is described in Note no. 28.1.2-c, in this same report.

•         Lawsuit contesting the franchise agreement with Copel and applying for recognition of the sub concession, including transfer of the services and full pass-through of rates, amongst other amounts. In case records 5017789-75.2010.404.7000, the judge of the 4th Federal Court of Curitiba partially accepted the application and ruled the franchise agreement was invalid, transferring Copel's public service concession to the plaintiff between July 2001 and September 2005 in the municipalities and locations of Faxinal, Mauá da Serra, Rosário do Ivaí, Rio Branco do Ivaí, Grandes Rios, Cruzmaltina, Nova Amoreira and São José (Municipality of Marilândia do Sul), with Copel subsequently being ordered to pay the rates during the period, including interest and monetary restatement, in addition to returning the amounts improperly charged as a franchise fee, and the amounts deposited in the advertising fund, including interest and monetary restatement. Copel appealed the sentence at the Federal Regional Court of the Fourth Region – TRF4, whose ruling was fully favorable to the Company. The author appealed special and extraordinary in processing even in Federal Regional Court of the Fourth Region - TRF4. The Company’s Management classified it as a risk of possible loss of R$ 161,901 at September 30, 2013. The plaintiff also filed a suit in the Federal Supreme Court under no. 13,592, which was denied continuance by Minister Marco Aurelio in August 2012. The plaintiff filed a special appeal, in process in the Federal Supreme Court. The plaintiff filed an appeal against the reporting judge's decision which was rejected. The plaintiff filed a motion for clarification of judgment which awaits judgment at the Federal Supreme Court.

29      Equity

29.1      Equity attributable to Parent Company

29.1.1     Capital

As of September 30, 2013 (and December 31, 2012), Copel’s paid-in share capital was R$ 6,910,000. The different classes of shares (with no par value) and main shareholders are detailed below:

	Number of shares in units
Shareholders	Common		Classe A Preferred		Classe B Preferred		Total
	in share	%	in share	%	in share	%	in share	%
State of Paraná	85,028,598	58.63	-	-	13,639	0.01	85,042,237	31.08
BNDESPAR	38,298,775	26.41	-	-	27,282,006	21.27	65,580,781	23.96
Eletrobrás	1,530,774	1.06	-	-	-	-	1,530,774	0.56
Free Float:
BM&FBOVESPA (1)	19,782,023	13.64	129,437	33.91	65,822,247	51.33	85,733,707	31.33
NYSE(2)	95,121	0.07	-	-	35,023,506	27.31	35,118,627	12.83
Latibex (3)	-	-	-	-	58,884	0.05	58,884	0.02
Municipalities	178,393	0.12	9,326	2.44	3,471	0.00	191,190	0.07
Other shareholders	117,396	0.07	242,939	63.65	38,840	0.03	399,175	0.15
	145,031,080	99.99	381,702	100.00	128,242,593	100.00	273,655,375	100.00
(1) São Paulo Stock, Commodities, and Futures Exchange
(2) NewYork Stock Exchange
(3) Latin American Exchange in Euros, related to the Madrid Exchange

The market value of Company stock as of September 30, 2013, is shown below:

	Number of shares in units	Market Value
Common shares	145,031,080	3,277,551
Class "A" preferred shares	381,702	11,451
Class "B" preferred shares	128,242,593	4,022,036
	273,655,375	7,311,038

Each common share entitles its holder to one vote in the general shareholders’ meetings. Preferred shares, which do not carry voting rights, are divided into classes A and B.

Class “A” preferred shares have priority in the reimbursement of capital and distribution of dividends of 10% p.y. (non cumulative), calculated proportionately to the capital represented by the shares of this class.

Class “B” preferred shares have priority in the reimbursement of capital and the right to the distribution of dividends, calculated as 25% of adjusted net income, pursuant to the corporate legislation and to the Company’s by-laws, calculated proportionately to the capital represented by the shares of this class. Class “B” shareholders have priority only over the common shareholders in the distribution of mandatory dividends, which shall only be paid out of the remaining net income after the payment of priority dividends to class “A” shareholders.

According to Article 17 and following paragraphs of Federal Law 6,404/76, dividends paid to preferred shares must be at least 10% higher than those paid to common shares.

29.1.2     Equity Valuation Adjustments

The Company and its subsidiaries recognized by equity method, the fair value adjustment of fixed assets - deemed cost Copel Generation and Transmission, the date of the initial adoption of IFRS. A counterpart entry to this adjustment, net of deferred income tax and social contribution, was recorded in the equity valuation adjustments account, under equity. The realization is accounted for in the retained earnings account, as depreciation and write-off of the property, plant, and equipment fair value adjustment are recorded to income.

The change in this account includes the adjustments resulting from changes in fair value of the financial assets classified as available for sale, which consist of other comprehensive income of the Company.

Changes in the equity valuation adjustments

	Parent Company	Consolidated
Balance as of January 1, 2013 - Restated	1,214,394	1,214,394
Adjustment rel. to financial assets classified as available for sale:
Financial Investments (*)	(5,795)	(8,779)
Taxes on the adjustments	-	2,984
Equity investments	7,984	7,984
Taxes on the adjustments	(2,715)	(2,715)
Adjustments for actuarial liabilities
Post employment benefits (*)	(102,507)	(155,313)
Taxes on the adjustments	-	52,806
Realization of equity valuation adjustments:
Cost assigned (*)	(77,437)	(117,330)
Taxes on making adjustments	-	39,893
Balance as of September 30, 2013	1,033,924	1,033,924
(*) Equility in the parent company, net of taxes

	Parent Company	Consolidated
Balance as of January 1, 2012 - Restated	1,466,046	1,466,046
Adjustment rel. to financial assets classified as available for sale:
Financial Investments (*)	1,267	1,918
Taxes on the adjustments	-	(651)
Accounts receivable related to the concession (*)	(8,657)	(13,116)
Taxes on the adjustments	-	4,459
Equity investments	148	148
Taxes on the adjustments	(51)	(51)
Realization of equity valuation adjustments:
Cost assigned (*)	(77,081)	(116,788)
Taxes on making adjustments	-	39,707
Balance as of September 30, 2012 - Restated	1,381,672	1,381,672
(*) Equility in the parent company, net of taxes

29.1.3     Basic and diluted earnings per share

Parent Company	09.30.2013	09.30.2012
Basic and diluted numerator
Basic and diluted net income per share category, attributable to parent company
Common shares	454,807	408,169
Class "A" preferred shares	1,317	1,188
Class "B" preferred shares	442,374	397,006
	898,498	806,363
Basic and diluted denominator
Weighted average number of shares (in thousands)
Common shares	145,031,080	145,031,080
Class "A" preferred shares	381,742	383,736
Class "B" preferred shares	128,242,553	128,240,559
	273,655,375	273,655,375
Basic and diluted earning per share attributable to
Parent Company
Common shares	3.1359	2.8144
Class "A" preferred shares	3.4500	3.0959
Class "B" preferred shares	3.4495	3.0958

The weighted average amount of common shares used in the calculation of the basic earnings per share is reconciled with the weighted average amount of common shares used in the calculation of diluted earnings per share, since there are no financial instruments with diluting potential.

29.2      Change in equity attributable to non-controlling interest

Percentage of share capital	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2013	108,930	22,459	133,117	264,506
Interimdividends	-	(1,128)	-	(1,128)
Results for the period	7,880	8,558	8,286	24,724
Balance as of September 30, 2013	116,810	29,889	141,403	288,102

Percentage of share capital	Compagás: 49%	Elejor: 30%	UEG Araucária: 20%	Consolidated
Balance as of January 1, 2012	101,175	14,215	127,444	242,834
Interimdividends	-	(1,192)	-	(1,192)
Results for the period	7,365	6,780	3,501	17,646
Balance as of September 30, 2012	108,540	19,803	130,945	259,288

30      Operating Revenue

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN)	09.30.2013
Electricity sales to final customers (30.1)	3,736,398	(326,991)	(942,498)	(29,132)	-	2,437,777
Electricity sales to distributors (30.2)	1,671,490	(141,324)	-	(52,473)	-	1,477,693
Charges for the use of the main transmission grid (30.3)	2,442,909	(229,643)	(623,125)	(99,692)	-	1,490,449
Construction revenues	711,348	-	-	-	-	711,348
Revenues fromtelecommunications	134,845	(7,058)	(24,937)	-	(295)	102,555
Distribution of piped gas	353,817	(32,528)	(42,300)	-	-	278,989
Other operating revenues (30.4)	283,233	(44,533)		-	(1,339)	237,361
	9,334,040	(782,077)	(1,632,860)	(181,297)	(1,634)	6,736,172

Consolidated	Gross	PIS/Pasep		Regulatory	Service tax	Net revenues
	revenues	& Cofins taxes	ICMS (VAT)	charges (30.5)	(ISSQN)	09.30.2012
						Restated
Electricity sales to final customers (30.1)	3,029,438	(280,489)	(850,673)	(74,338)	-	1,823,938
Electricity sales to distributors (30.2)	1,410,405	(132,089)	(195)	(47,612)	-	1,230,509
Charges for the use of the main transmission grid (30.3)	3,961,362	(356,251)	(920,898)	(483,198)	-	2,201,015
Construction revenues	367,898	-	-	-	-	367,898
Revenues fromtelecommunications	120,469	(6,320)	(21,351)	-	(281)	92,517
Distribution of piped gas	304,480	(27,993)	(36,865)	-	-	239,622
Other operating revenues (30.4)	154,664	(16,542)	(3)	-	(967)	137,152
	9,348,716	(819,684)	(1,829,985)	(605,148)	(1,248)	6,092,651

30.1      Electric power sales to final customers by category

Consolidated	Gross income		Net income
	09.30.2013	09.30.2012	09.30.2013	09.30.2012
Residential	1,173,049	955,767	782,503	575,440
Industrial	1,438,706	1,052,329	926,021	633,577
Commercial, services and other activities	742,500	676,899	453,176	407,542
Rural	141,048	127,840	119,865	76,969
Public agencies	84,836	81,451	59,992	49,039
Public lighting	70,724	68,158	43,708	41,036
Public services	85,535	66,994	52,512	40,335
	3,736,398	3,029,438	2,437,777	1,823,938

30.2      Power sales to distributors

Consolidated		Gross income
	09.30.2013	09.30.2012
Agreements for Power Trade on the Regulated Market - CCEAR (auction)	568,269	975,438
Bilateral contracts	626,397	203,798
Electric Energy Trading Chamber - CCEE	475,973	231,169
Sale of electric power in the short-term	851	-
	1,671,490	1,410,405

30.3      Use of the power grid by customer category

Consolidated		Gross income		Net income
	09.30.2013	09.30.2012	09.30.2013	09.30.2012
		Restated		Restated
Residential	915,704	1,245,004	530,840	691,903
Industrial	467,141	963,459	259,831	535,435
Commercial, services and other activities	557,026	840,594	324,941	467,155
Rural	124,103	174,001	100,885	96,700
Public agencies	72,173	106,867	48,319	59,391
Public lighting	65,136	82,126	37,792	45,641
Public services	43,894	80,724	25,275	44,862
Free consumers	105,763	153,748	91,651	85,444
Basic Network, BNconnections, and connection grid	854	1,876	740	1,043
Operation and maintenance (O&M) revenues	67,548	38,298	50,300	21,284
Effective interest revenues	23,567	274,665	19,875	152,157
	2,442,909	3,961,362	1,490,449	2,201,015

30.4      Other operating revenues

Consolidated		Gross income
	09.30.2013	09.30.2012
Leases and rents (Note 34.2)	147,668	111,009
Revenues fromservices	50,096	35,702
Charged service	7,177	5,993
Other revenues	78,292	1,960
	283,233	154,664

30.4.1     Revenue from leases and rentals

Consolidated	09.30.2013	09.30.2012
Araucária Thermal Power Plant	88,962	60,541
Equipment and facilities	57,812	49,266
Real estate	456	631
Facilities sharing	438	571
	147,668	111,009

Operating leases refer to revenues from rental of Copel property; lessees do not hold an option to purchase these assets upon expiration of the lease.

The Company has not identified any operating lease receivables which are non cancellable.

30.5      Regulatory Charges

Consolidated	09.30.2013	09.30.2012
Energy Development Account (CDE)	60,276	211,585
Global Reversal Reserve (RGR)	44,705	89,021
Research and Development and Energy Efficiency Programs - R&Dand EEP	58,508	54,938
Fuel Consumptuon Account (CCC)	17,808	238,133
Other charges	-	11,471
	181,297	605,148

31      Operating Costs and Expenses

	Costs of		General and	Other
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Consolidated
	services	expenses	expenses	net	09.30.2013
Electricity purchased for resale (31.1)	(2,349,726)	-	-	-	(2,349,726)
Use of main distribution and transmission grid (31.2)	(281,864)	-	-	-	(281,864)
Personnel and management (31.3)	(547,768)	(6,909)	(156,753)	-	(711,430)
Pension and healthcare plans (Note 23)	(102,667)	(809)	(29,665)	-	(133,141)
Materials and supplies	(45,649)	(631)	(5,080)	-	(51,360)
Materials and supplies for pow er	(20,328)	-	-	-	(20,328)
Natural gas and supplies for the gas business	(223,002)	-	-	-	(223,002)
Third-party services (31.4)	(232,719)	(29,843)	(44,432)	-	(306,994)
Depreciation and amortization	(401,556)	(37)	(38,453)	(566)	(440,612)
Accruals and provisions (31.5)	-	(33,423)	-	(115,301)	(148,724)
Construction cost (31.6)	(717,280)	-	-	-	(717,280)
Other costs and expenses (31.7)	(20,254)	4,438	(83,360)	(183,114)	(282,290)
	(4,942,813)	(67,214)	(357,743)	(298,981)	(5,666,751)

	Costs of		General and	Other	Consolidated
Nature of costs and expenses	goods and/or	Sales	administrative	rev. (exp.),	Restated
	services	expenses	expenses	net	09.30.2012
Electricity purchased for resale (31.1)	(1,970,725)	-	-	-	(1,970,725)
Use of main distribution and transmission grid (31.2)	(559,174)	-	-	-	(559,174)
Personnel and management (31.3)	(606,951)	(6,515)	(174,140)	-	(787,606)
Pension and healthcare plans (Note 23)	(94,193)	(672)	(26,727)	-	(121,592)
Materials and supplies	(44,794)	(308)	(7,382)	-	(52,484)
Materials and supplies for pow er	(18,563)	-	-	-	(18,563)
Natural gas and supplies for the gas business	(183,088)	-	-	-	(183,088)
Third-party services (31.4)	(222,909)	(28,258)	(51,886)	-	(303,053)
Depreciation and amortization	(384,079)	(31)	(26,511)	(568)	(411,189)
Accruals and provisions (31.5)	-	182	-	(113,976)	(113,794)
Construction cost (31.6)	(363,133)	-	-	-	(363,133)
Other costs and expenses (31.7)	(4,248)	4,136	(62,819)	(114,101)	(177,032)
	(4,451,857)	(31,466)	(349,465)	(228,645)	(5,061,433)

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Parent Company
	expenses	net	09.30.2013
Personnel and management (31.3)	(7,614)	-	(7,614)
Pension and healthcare plans (23)	(570)	-	(570)
Materials and supplies	(2)	-	(2)
Third-party services	(3,284)	-	(3,284)
Depreciation and amortization	-	(566)	(566)
Accruals and provisions (31.5)	-	27,184	27,184
Other operating expenses	(22,005)	1,188	(20,817)
	(33,475)	27,806	(5,669)

	General and	Other
Nature of costs and expenses	administrative	rev. (exp.),	Parent Company
	expenses	net	09.30.2012
Personnel and management (31.3)	(6,859)	-	(6,859)
Pension and healthcare plans (23)	(403)	-	(403)
Materials and supplies	(32)	-	(32)
Third-party services	(2,417)	-	(2,417)
Depreciation and amortization	-	(566)	(566)
Accruals and provisions (31.5)	-	(13,211)	(13,211)
Other operating expenses	(7,608)	467	(7,141)
	(17,319)	(13,310)	(30,629)

31.1      Electricity purchased for resale

Consolidated	09.30.2013	09.30.2012
Contracts for the Sale of Energy in the Regulated Environment - CCEAR	1,659,044	1,385,552
Electric Energy Trading Chamber - CCEE	460,365	166,164
(-) Transfer CDE - CCEE -Decree 7,945 / 2013	(264,202)	-
Itaipu Binational	450,096	364,616
Bilateral contracts	160,971	150,092
Programfor incentive to alternative energy sources - Proinfa	125,055	107,512
(-) PIS/Pasep/Cofins taxes on electricity purchased for resale	(241,603)	(203,211)
	2,349,726	1,970,725

31.2      Charges for use of transmission grid

Consolidated	09.30.2013	09.30.2012
SystemService Charges - ESS	286,155	26,868
(-) Transfer CDE - ESS - Decree 7,945 / 2013	(319,624)	-
Systemusage charges – distribution	159,190	405,854
Systemusage charges – basic network and connection	132,403	109,849
Itaipu transportation charges	38,365	33,491
Charge reserve energy - EER	16,672	40,226
(-) PIS/Pasep/Cofins taxes on charges for use of power grid	(31,297)	(57,114)
	281,864	559,174

31.3      Personnel and Management Expenses

.	Parent Company			Consolidated
				Restated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012
Personnel
Wages and salaries	-	-	454,164	482,297
Social charges on payroll	-	-	158,042	179,717
Provisions for profit sharing	-	-	28,751	40,227
Meal assistance and education allowance	-	-	60,838	54,856
Compensation - Voluntary termination Program/retirement	-	-	(1,665)	20,525
	-	-	700,130	777,622
Management
Wages and salaries	5,794	5,405	8,757	7,956
Social charges on payroll	1,750	1,404	2,443	1,966
Other expenses	70	50	100	62
	7,614	6,859	11,300	9,984
	7,614	6,859	711,430	787,606

31.4      Services from third-parties

Consolidated		Restated
	09.30.2013	09.30.2012
Maintenance of electrical system	77,700	81,580
Maintenance of facilities	56,376	55,014
Communication, processing and transmission of data	37,970	33,130
Meter reading and bill delivery	27,351	26,545
Authorized and registered agents	24,893	23,795
Consulting and audit	13,500	18,981
(-) PIS/Pasep/Cofins taxes on services from third-parties	(4,264)	(598)
Other services	73,468	64,606
	306,994	303,053

31.5      Accruals and provisions

.	Parent Company			Consolidated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012
Provisions for doubtful accounts	-	-	33,423	(183)
.
Provisions (reversals) for losses on taxes recoverable	-	-	(624)	(3,882)
Reserve (reversals) for risks (Note 28)
Tax	(7,853)	4,944	(9,227)	19,140
Labor	-	-	36,894	32,561
Employee benefits	-	-	57,177	29,201
Civil	(19,331)	8,267	35,826	36,815
Environmental	-	-	10	82
Regulatory	-	-	(4,755)	60
	(27,184)	13,211	115,925	117,859
	(27,184)	13,211	148,724	113,794

31.6      Cost of construction

Consolidated		Restated
	09.30.2013	09.30.2012
Materials and supplies	331,961	173,996
Third-party services	230,132	115,072
Personnel and management	76,152	53,387
Other	79,035	20,678
	717,280	363,133

31.7      Other operating costs and expenses

Consolidated		Restated
	09.30.2013	09.30.2012
Financial compensation for use of water resources	94,785	77,329
Losses in the decommissioning and disposal of assets	53,328	1,988
Other maintenance costs	23,488	8,145
Indemnities	24,493	23,566
Leases and rents (31.7.1)	23,452	20,463
Taxes	20,393	22,583
Advertising	21,421	5,812
ANEEL inspection fee	16,017	16,281
Sports incentives, Rouanet Law and fund for the rights of children and teenagers - FIA	5,341	7,528
Recovery of costs and expenses	(36,668)	(34,951)
Other costs and expenses, net	36,240	28,288
	282,290	177,032

31.7.1     Costs and expenses of leases and rents

Consolidated		Restated
	09.30.2013	09.30.2012
Real estate	18,793	16,356
Photocopiers	695	926
Others	5,360	4,291
(-) Pis and Cofins tax credits	(1,396)	(1,110)
	23,452	20,463

Copel’s estimate for expenses for the next fiscal years is basically the same as 2012, plus contractual monetary restatement rates, and there are no risks in connection with contract rescission.

The Company has not identified any operating lease commitments which are non cancellable.

32      Financial Income (Expenses)

.	Parent Company			Consolidated
				Restated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012
Financial income
Monetary variation of CRCtransfer (Note 8)	-	-	116,274	159,671
Penalties on overdue bills	-	-	80,970	96,939
Monetary variation of accounts receivable related
to the concession extension	-	-	67,229	-
Return on financial investments held for trading	1,179	1,444	83,706	69,211
Monetary variation of accounts receivable related to the concession	-	-	72,068	157,346
Return on financial investments held for sale	9	10	31,919	10,436
Return on financial investments held until maturity	-		719	886
Interest and commissions on loan agreements	69,522	76,990	-	-
Other financial income	6,619	7,904	23,785	29,124
	77,329	86,348	476,670	523,613
(-) Financial expenses
Debt charges	61,339	66,784	163,344	95,706
Monetary variation of accounts payable related to the concession
use of public property	-	-	49,119	61,670
Fair value update of accounts receivable related to the concession	-	-	-	245,991
Monetary and exchange variations	7	9	10,964	11,418
Interest on R&Dand EEP	-	-	10,665	11,687
PIS/Pasep/Cofins taxes on interest on capital	952	802	952	802
Other financial expenses	46	1,423	8,405	9,726
	62,344	69,018	243,449	437,000
	14,985	17,330	233,221	86,613

The costs of loans and financing capitalized during the year of 2013 amounted to R$ 38,115, at an average rate of 7.13% p.y.

33      Operating Segment

33.1      Products and services which generate revenues for the reportable segments

The Company operates in five reportable segments identified by management, through the Chief Executive Office and the chief offices of each business area, taking into consideration the regulatory environments, the strategic business units, and the different products and services. These segments are managed separately, since each business and each company requires different technologies and strategies.

In the quarter ended September 30, 2013 all sales were made within Brazilian territory.

We have not identified any customer who individually accounts for more than 10% of total net revenues during the nine-month period ended September 30, 2013.

The Company evaluates the performance of each segment based on information derived from accounting records.

The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies and record transactions between segments as transactions with third-parties, i.e., at current market prices.

33.2      The Company’s reporting segments

Power generation and transmission (GeT) - this segment comprises the generation of electric energy from hydraulic, wind, and thermal projects, the transport and transformation of the power generated by the Company, and the construction, operation, and maintenance of all power transmission substations and lines. This segment operates through Copel Geração e Transmissão, Elejor, UEG Araucária, Nova Asa Branca I, Nova Asa Branca II, Nova Asa Branca III, Nova Eurus IV, Santa Maria, Santa Helena and Ventos de Santo Uriel;

Power distribution and sales (DIS) - this segment comprises the distribution and sale of electric energy, the operation and maintenance of the distribution infrastructure, and related services. It operates through Copel Distribuição;

Telecommunications (TEL) - this segment comprises telecommunications and general communications services. It operates through Copel Telecomunicações;

Gas - this segment comprises the public service of piped natural gas distribution. It operates through Compagás; and

Holding Company- this segment comprises participation in other companies. It operates through Copel.

33.3      Assets per reporting segment

.	Parent Company			Consolidated
				Restated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012
Financial income
Monetary variation of CRCtransfer (Note 8)	-	-	116,274	159,671
Penalties on overdue bills	-	-	80,970	96,939
Monetary variation of accounts receivable related
to the concession extension	-	-	67,229	-
Return on financial investments held for trading	1,179	1,444	83,706	69,211
Monetary variation of accounts receivable related to the concession	-	-	72,068	157,346
Return on financial investments held for sale	9	10	31,919	10,436
Return on financial investments held until maturity	-		719	886
Interest and commissions on loan agreements	69,522	76,990	-	-
Other financial income	6,619	7,904	23,785	29,124
	77,329	86,348	476,670	523,613
(-) Financial expenses
Debt charges	61,339	66,784	163,344	95,706
Monetary variation of accounts payable related to the concession
use of public property	-	-	49,119	61,670
Fair value update of accounts receivable related to the concession	-	-	-	245,991
Monetary and exchange variations	7	9	10,964	11,418
Interest on R&Dand EEP	-	-	10,665	11,687
PIS/Pasep/Cofins taxes on interest on capital	952	802	952	802
Other financial expenses	46	1,423	8,405	9,726
	62,344	69,018	243,449	437,000
	14,985	17,330	233,221	86,613

33.4      Liabilities per reporting segment

.	Parent Company			Consolidated
				Restated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012
Financial income
Monetary variation of CRCtransfer (Note 8)	-	-	116,274	159,671
Penalties on overdue bills	-	-	80,970	96,939
Monetary variation of accounts receivable related
to the concession extension	-	-	67,229	-
Return on financial investments held for trading	1,179	1,444	83,706	69,211
Monetary variation of accounts receivable related to the concession	-	-	72,068	157,346
Return on financial investments held for sale	9	10	31,919	10,436
Return on financial investments held until maturity	-		719	886
Interest and commissions on loan agreements	69,522	76,990	-	-
Other financial income	6,619	7,904	23,785	29,124
	77,329	86,348	476,670	523,613
(-) Financial expenses
Debt charges	61,339	66,784	163,344	95,706
Monetary variation of accounts payable related to the concession
use of public property	-	-	49,119	61,670
Fair value update of accounts receivable related to the concession	-	-	-	245,991
Monetary and exchange variations	7	9	10,964	11,418
Interest on R&Dand EEP	-	-	10,665	11,687
PIS/Pasep/Cofins taxes on interest on capital	952	802	952	802
Other financial expenses	46	1,423	8,405	9,726
	62,344	69,018	243,449	437,000
	14,985	17,330	233,221	86,613

33.5      Statement of income per reporting segment

.	Parent Company			Consolidated
				Restated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012
Financial income
Monetary variation of CRCtransfer (Note 8)	-	-	116,274	159,671
Penalties on overdue bills	-	-	80,970	96,939
Monetary variation of accounts receivable related
to the concession extension	-	-	67,229	-
Return on financial investments held for trading	1,179	1,444	83,706	69,211
Monetary variation of accounts receivable related to the concession	-	-	72,068	157,346
Return on financial investments held for sale	9	10	31,919	10,436
Return on financial investments held until maturity	-		719	886
Interest and commissions on loan agreements	69,522	76,990	-	-
Other financial income	6,619	7,904	23,785	29,124
	77,329	86,348	476,670	523,613
(-) Financial expenses
Debt charges	61,339	66,784	163,344	95,706
Monetary variation of accounts payable related to the concession
use of public property	-	-	49,119	61,670
Fair value update of accounts receivable related to the concession	-	-	-	245,991
Monetary and exchange variations	7	9	10,964	11,418
Interest on R&Dand EEP	-	-	10,665	11,687
PIS/Pasep/Cofins taxes on interest on capital	952	802	952	802
Other financial expenses	46	1,423	8,405	9,726
	62,344	69,018	243,449	437,000
	14,985	17,330	233,221	86,613

34      Financial Instruments

34.1      Category and value of financial instruments

.	Parent Company			Consolidated
				Restated
	09.30.2013	09.30.2012	09.30.2013	09.30.2012
Financial income
Monetary variation of CRCtransfer (Note 8)	-	-	116,274	159,671
Penalties on overdue bills	-	-	80,970	96,939
Monetary variation of accounts receivable related
to the concession extension	-	-	67,229	-
Return on financial investments held for trading	1,179	1,444	83,706	69,211
Monetary variation of accounts receivable related to the concession	-	-	72,068	157,346
Return on financial investments held for sale	9	10	31,919	10,436
Return on financial investments held until maturity	-		719	886
Interest and commissions on loan agreements	69,522	76,990	-	-
Other financial income	6,619	7,904	23,785	29,124
	77,329	86,348	476,670	523,613
(-) Financial expenses
Debt charges	61,339	66,784	163,344	95,706
Monetary variation of accounts payable related to the concession
use of public property	-	-	49,119	61,670
Fair value update of accounts receivable related to the concession	-	-	-	245,991
Monetary and exchange variations	7	9	10,964	11,418
Interest on R&Dand EEP	-	-	10,665	11,687
PIS/Pasep/Cofins taxes on interest on capital	952	802	952	802
Other financial expenses	46	1,423	8,405	9,726
	62,344	69,018	243,449	437,000
	14,985	17,330	233,221	86,613

Fair value is calculated considering the market value to all financial instruments with an active market. For other instruments whose market values are not available, their fair values calculated according to the present value of their future cash flows expected.

a)     Equivalent to their respective carrying values due to their nature and terms of realization.

b)     Calculated according to information made available by the financial agents and to the market values of the bonds issued by the Brazilian government.

c)     Calculated based on the cost of the last issue by the Company, of the CDI variation plus 106% p.y.

d)     The Company based its calculation on the comparison with a noncurrent, variable interest rate National Treasury bond (NTN-B), which yields approximately 5.71% p.y. plus the IPCA inflation index, on September 30, 2013.

e)     Criteria and assumptions disclosed on note number nine of December 31, 2012.

f)      The accounts receivable related to concession extension, related to the assets which started operations after May 2000, the expected flow of cash entries was discounted at the Selic rate, the best short-term rate available for comparison for determination of its market value.

g)     These accounts receivable are related to assets existing as of May 31, 2000, equivalent to their book values, considering that amounts, collection periods and rates remain undefined.

h)     They are accounted for at fair value according to note 16.5.1.

i)      Calculated according to the Unit Price Quotation (PU) as of September 30, 2013, obtained from the National Association of Financial Market Institutions (Anbima), net of the financial cost of R$ 1,699.

j)      Considering as a premise for the calculation the rate of return for the last venture sold at auction by ANEEL, won by the Company.

34.2      Rating level for assessment of fair value of financial instruments

Consolidated	09.30.2013				12.31.2012
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Bonds and securities	335,141	268,086	-	603,227	404,784	347,052	-	751,836
Accounts receivable related to the concession	-	-	2,767,906	2,767,906	-	-	2,383,262	2,383,262
Receivables related to the concession extension	-	-	160,218	160,218	-	-	160,217	160,217
Other investments	26,111	-	-	26,111	18,127	-	-	18,127

Financial liabilities
Other liabilities - derivatives	-	-	-	-	40	-	-	40

The different levels have been defined as follows:

Level 1: obtained from prices quoted (not adjusted) on active markets for identical assets or liabilities

Level 2: obtained fromother variables other than prices quoted included in level 1, which can be observed for assets or liabilities

Level 3: obtained through evaluation techniques that include variables for the asset or liability, but are not based on observable market data

34.3      Risk Factors

The Company has a Corporate Risk Management Committee in charge of formulating and tracking risk management policies and assisting the Audit Committee to ensure a good management of resources and the protection and appreciation of its assets.

The Company's business activities are exposed to the following risks arising from financial instruments:

34.3.1     Credit risk

Credit risk is defined as the possibility of the occurrence of losses related to non-compliance by a client or counterpart to a financial instrument with their respective obligations under the terms agreed on.

Consolidated		Restated
Exposure to credit risk	09.30.2013	12.31.2012
Cash and cash equivalents (a)	1,531,816	1,459,217
Bonds and securities (a)	616,126	764,016
Collaterals and escrow accounts (a)	46,363	80,054
Trade accounts receivable (b)	1,400,484	1,515,344
CRCtransferred to the State Government of Paraná (c)	1,378,249	1,384,284
Accounts receivable related to the concession (d)	3,110,561	2,651,145
Accounts receivable related to the concession extension (e)	645,628	913,673
Accounts receivable related to the concession extension (f)	160,218	160,217
Total	8,889,445	8,927,950

a)     Company management manages the credit risk of its assets recorded as cash, cash equivalents and short-term investments in accordance with the Group's policy of investing virtually all of its funds in federal banking institutions. As a result of legal and/or regulatory requirements, in exceptional circumstances the Company may invest funds in prime private banks.

b)     The risk arises from the possibility of the Company incurring losses resulting from problems in receiving amounts invoiced to its clients, customers, concession operators and licensees. This risk is closely related to internal and external factors of Copel. To mitigate this type of risk the Company manages its accounts receivable, detecting customer groups that pose the greatest risk of default, cutting off energy supplies and implementing specific collection policies, supported by guarantees whenever possible.

Doubtful accounts are adequately covered by an allowance to cover any realization losses.

c)     Company management believes the CRC poses a minimal credit risk, as the amortizations are guaranteed by dividends, and the State Government is paying the renegotiated amounts in accordance with the fourth amendment.

d)     Based on the Company's understanding that the signed agreements establish the unconditional right to receive cash at the end of the concession, from the concession authority, for the investments made in assets that have not been recovered through rates by the end of the concession and specifically regarding energy transmission, as RAP is guaranteed revenue, and therefore not subject to the risk of demand.

e)     Management considers the credit risk on the indemnity approved for the assets which started operations after May 2000 to be reduced, given that the realization and compensation rules have already been established by the Granting Authority and has been received on schedule.

f)      Management considered the regulations in effect on September 30, 2013 to value the assets existing as of May 31, 2000. It did so despite the fact that the Granting Authority has not yet disclosed regulations on the manner of compensation and the payment of indemnity and that the investments made by the Company may be adjusted when the regulatory agency and the Granting Authority approve the investment.

34.3.2     Liquidity risk

The Company's liquidity risk consists of the possibility of insufficient funds, cash or other financial asset to settle obligations on scheduled dates.

The Company manages liquidity risk relying on a set of methodologies, procedures and instruments applied for a permanent control over financial processes to ensure a proper management of risks.

Investments are financed by incurring medium and long term debt to financial institutions and capital markets.

Short-term, medium-term and long-term business projections are made and submitted to management bodies for evaluation. The budget for the next fiscal year is annually approved.

Medium and long-term business projections cover monthly periods over the next five years. Short-term projections consider daily periods covering only the next 90 days.

The Company permanently monitors the volume of funds to be settled by controlling cash flows to reduce funding costs, the risk involved in the renewal of loan agreements and compliance with the financial investment policy, while at the same time keeping minimum cash levels.

The table below shows the expected settlement amounts within each time range. Projections were based on financial indicators linked to the related financial instruments and forecast according to average market expectations as disclosed on the Central Bank of Brazil's Focus Report, which provides the average expectations of market analysts for these indicators for the current year and the following year.  As from 2014, 2013 indicators are repeated through the forecast period, except for the US dollar, which follows the US inflation rate.

Consolidated	Interest (1)	Less than	1 to 3	3 month	1 to 5	More than
Liabilities		1 month	month	to 1 year	years	5 years	Total
09.30.2013
Loans and financing	Note 21	14,380	20,724	873,172	1,453,775	460,685	2,822,736
Debentures	Note 22	46,582	-	52,719	1,313,801	-	1,413,102
Payables related to concession -	Rate of return +
use of public asset	IGP-Mand IPCA	4,239	8,482	38,203	238,583	2,028,422	2,317,929
Eletrobrás - Itaipu	Dolar	-	104,773	539,194	3,598,478	6,713,940	10,956,385
Petrobras - Compagás	100% of CDI	5,172	10,477	49,433	17,481	-	82,563
Other suppliers	-	449,283	117,713	41,406	44,994	-	653,396
Post employment benefits	7.46%	28,945	57,891	260,509	1,523,133	9,097,947	10,968,425
Purchase liabilities	IGP-Mand IPCA	-	622,154	2,142,716	11,310,789	61,755,795	75,831,454
		548,601	942,214	3,997,352	19,501,034	80,056,789	105,045,990
12.31.2012
Loans and financing	Note 21	17,022	50,158	289,708	1,977,774	515,760	2,850,422
Debentures	Note 22	-	-	78,618	1,284,897	-	1,363,515
Derivative	DI Futuro	40	-	-	-	-	40
Payables related to concession -	Rate of return +
use of public asset	IGP-Mand IPCA	4,040	8,080	36,858	225,955	2,043,351	2,318,284
Eletrobrás - Itaipu	Dolar	-	92,864	417,886	2,677,260	4,777,443	7,965,453
Petrobras - Compagas	100% of CDI	4,892	9,874	45,969	65,690	-	126,425
Other suppliers	-	756,890	152,854	875	35,126	-	945,745
Post employment benefits	7.3%	28,945	57,891	260,509	1,523,133	9,097,947	10,968,425
Purchase liabilities	IGP-Mand IPCA	-	452,633	2,188,186	8,865,291	46,201,543	57,707,653
		811,829	824,354	3,318,609	16,655,126	62,636,044	84,245,962
(1) Effective interest rate - weighted average

As disclosed in notes 21.10 and 22.2, the Company and its subsidiaries have loan and financing agreements and debentures with covenants which may require the earlier payment of these obligations.

The main guarantees put up for maintaining business and investing activities are invested in securities (note 5.2) and cash (note 6).

34.3.3     Market risk

Market risk is the risk that the fair value or future cash flows of the financial instrument fluctuate due to changes in market prices, such as exchange rates, interest rates and share prices. The purpose of risk management is to control exposures within acceptable limits, while optimizing return.

a)     Foreign currency risk (US Dolar)

This risk comprises the possibility of losses due to fluctuations in exchange rates, which may reduce assets or increase liabilities denominated in foreign currencies.

The Company’s foreign currency indebtedness is not significant and it is not exposed to foreign exchange derivatives. The Company monitors all relevant exchange rates.

The effect of the exchange rate variation resulting from the power purchase agreement with Eletrobras (Itaipu) is passed on to customers in Copel Distribuição's next rate review.

The exchange rate variation resulting from the purchase of gas from Petrobras by Compagás has a direct impact on the Company's results; Compagás continually negotiates with its customers, trying whenever possible to pass these costs on to them.

Sensitivity analysis of foreign currency risk

The Company has developed a sensitivity analysis in order to measure the impact of the devaluation of the U.S. dollar on its loans and financing subject to exchange risk.

The baseline takes into account the existing balances in each account as of September 30, 2013 and the likely scenario takes into account the balances subject to the exchange rate variations – end of period (R$/US$ 2.25) estimated as market average projections for 2013 according to the Focus Report issued by the Brazilian Central Bank as of October 25, 2013. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for financial instruments compared to the rate used for the likely scenario.

.		Baseline	Projected scenarios - Dec.2013
Foreign currency risks	Risk	09.30.2013	Probable	Adverse	Remote
.
Financial assets
Collaterals and escrow accounts - STN	USDdepreciation	44,309	397	11,574	22,751
.		44,309	397	11,574	22,751
Financial liabilities
Loans and financing
STN	USDappreciation	63,934	573	16,700	32,827
Eletrobrás	USDappreciation	11	-	3	6
		63,945	573	16,703	32,833
Suppliers
Eletrobrás (Itaipu)	USDappreciation	108,338	972	28,299	55,626
Petrobras (acquisiton of gas by Compagás)	USDappreciation	53,157	477	13,885	27,294
		161,495	1,449	42,184	82,920

Net exposure		(181,131)
Expected effect in the result			(1,625)	(47,313)	(93,002)

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of September 30, 2013, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

b)    Interest rate and monetary variation risk

This risk comprises the possibility of losses due to fluctuations in interest rates or other indicators, which may reduce financial revenues or increase financial expenses in connection with assets and liabilities on the market.

The Company has not engaged in transactions with derivatives to cover this risk, except for the exclusive investment funds (34.3.3-c), but it has continually monitored interest rates and market indicators, in order to assess the potential need for such transactions for protection for interest rate risks.

Sensitivity analysis of interest rate and monetary variation risk

The Company has developed a sensitivity analysis in order to measure the impact of variable interest rates and monetary variations on its financial assets and liabilities subject to these risks.

The baseline takes into account the existing balances in each account as of September 30, 2013 and the likely scenario takes into account the indicators (BM&F-LTN of 9.46%, CDI/Selic of 10.00%, IPCA pf 5.83%, IGP-DI of 5.81%, IGP-M of 5.78% and TJLP of 5.00%) estimated as market average projections for 2013 according to the Focus Report issued by the Brazilian Central Bank as of October 25, 2013 and variation of the BM&FBOVESPA notional rate for National Treasury Bills (LTN) maturing on January 1, 2014. For the adverse and remote scenarios, deteriorations of 25% and 50%, respectively, were considered for the main risk factor for the financial instrument compared to the rate used in the likely scenario.

.		Baseline	Projected scenarios - Dec.2013
Interest rate and monetary variation risk	Risk	09.30.2013	Probable	Adverse	Remote
.
Financial assets
Financial investments - cash equivalents	Low CDI/SELIC	1,469,150	34,655	26,223	17,617
Bonds and securities	Low CDI/SELIC	616,126	14,533	10,998	7,388
Collaterals and escrow accounts	Low CDI/SELIC	2,054	49	37	25
CRCtransferred to the State Government of Paraná	Low IGP-DI	1,378,249	25,909	6,633	(12,642)
Accounts receivable related to the concession	Low IGP-M	3,110,561	62,357	19,013	(24,330)
Accounts receivable related to the concession extension - RBNI	Low IPCA	645,628	12,690	3,623	(5,443)
Accounts receivable related to the concession extension	Undefined (1)	160,218	-	-	-
		7,381,986	150,193	66,527	(17,385)
Financial liabilities
Loans and financing
Banco do Brasil	High CDI	1,562,575	37,679	46,695	55,562
Eletrobrás - Finel	High IGP-M	91,389	377	639	902
Eletrobrás - RGR	No Risk(2)	100,362	-	-	-
Finep	High TJLP	40,312	495	616	735
BNDES - Copel Geração e Transmissão	High TJLP	257,671	3,162	3,935	4,701
Banco do Brasil – Transfer BNDES funds	High TJLP	163,393	2,005	2,495	2,981
Debentures	High CDI	1,238,405	29,863	37,008	44,035
.		3,454,107	73,581	91,388	108,916

Net exposure		3,927,879
Expected effect in the result			76,612	(24,861)	(126,301)
(1) Risk assessment still requires ruling by the Granting Authority.
(2) Loan indexed to UFIR

In addition to the sensitivity analysis required by CVM Resolution no. 475/08, the Company evaluates its financial instruments considering the possible effects on profit and loss and equity of the risks evaluated by Company management on the reporting date for the financial instruments, as recommended by CPC 40 and IFRS 7. Based on the equity position and the notional value of the financial instruments held as of September 30, 2013, it is estimated that these effects will approximate the amounts stated in the above table in the column for the forecast probable scenario, since the assumptions used by the Company are similar to those previously described.

c)     Derivative financial instruments risk

The Company employs derivative financial instruments with the sole purpose of protecting itself against variable interest rate volatility.

In order to protect against the effects of volatility on long exposures (DI interest rates) of bonds and securities, the Company hired future DI rate operations, negotiated at BM&FBOVESPA and registered at CETIP, whose nominal balances and conditions are as follows:

•         For the period ended September 30, 2013, the result of operations with derivative financial instruments on the futures market was a gain of R$ 4,837 (loss of R$ 5,884 on December 2012)

•         Contracts are adjusted daily in accordance with the future DI rates published by BM&FBOVESPA. The reference (notional) values of these outstanding contracts as on September 30, 2013 corresponded to R$ 147,869 (R$ 192,900 as of December 31, 2012)

•         On September 30, 2013, a share of the Company’s federal bonds in the amount of R$ 6,585 (R$ 9,560 as of December 31, 2012), was deposited as collateral for transactions at BM&FBOVESPA S.A.

Sensitivity analysis of derivative financial instruments risk

In order to measure the effects of the variations in the indices and rates tied to the derivative operations, the following sensitivity analysis table was prepared in accordance with the terms provided by CVM Resolution no. 475/08, which includes a scenario considered probable by Company management, a situation considered adverse of at least a 25% deterioration in the variables used and a situation considered remote, with a deterioration of at least 50% in the risk variables. The base scenario took into account the existing balances and the probable scenario for balances with changes in the BM&FBOVESPA preferential rate for LTN (National Treasury Bills) maturing on January 01, 2014

.		Baseline	Projected scenarios - Dec.2013
Risk of derivative	Risk	09.30.2013	Probable	Adverse	Remote
.
Financial assets (liabilities)
Derivative – assets	Increase in DIrate	115	(408)	(1,258)	(2,123)

Expected effect in the result			(523)	(1,373)	(2,238)

34.3.4     Power shortage risk

This risk results from the possibility of periods with low levels of rainfall, since Brazil relies heavily on hydroelectric sources, which depend on the water levels in their reservoirs to operate.

A long period of drought may reduce the water levels in power plant reservoirs and result in losses due to reduced revenues if a new rationing program is implemented.

According to the Annual Plan for Electricity Operation - PEN 2013, published annually on the website: www.ons.org.br, probability assessments of energy service conditions, based on energy deficit risks for the Benchmarking Scenario show the appropriateness of the supply criteria set by the National Energy Policy Council - CNPE (deficit risk not higher than 5%) for all subsystems within the period from 2013 to 2017. Deficit risks reach maximum levels in the Southern subsystem and 2.5% in the Southeastern/Center Western system and lower than 1.0% in the Northern and Northeastern subsystems within the whole assessment period.

34.3.5     Risk of non-renewal of concessions

Law 12,783/2013 published on January 14, 2013 ruled the extension of energy generation, transmission and distribution concessions covered by articles 17, 19 and 22 of Law 9.074/2015.  However, extension depends on full acceptance of the conditions set by that law.

Four power plants have been affected by Law 12,783/2013: Rio dos Patos with 1.8 MW, Mourão with 8.2 MW, Chopim with 1.8 MW and Usina Governador Pedro Viriato Parigot de Souza with 260 MW of installed capacity.

In order to maintain the company's current profitability levels, the concessions for these plants have not been extended, given that studies have shown that the conditions imposed by the Concession Authority make the plants not economically feasible. By the end of the concession agreement, these power plants will be put up for auction, and the Company has no guarantee that it will be the winning bidder.

Concession Agreement number 060/2001, which sets rules about transmission facilities, has been extended for 30 more years, according to the conditions established by Law 12,783/2013.  In this case the conditions for making investments arising from contingencies, modernization, renovation and refurbishment of structures and equipment have been kept. These investments will actually be made upon ANEEL's recognition and authorization.  The guarantee that the regulatory body will reimburse the Company for the works rules out the possibility of financial losses and keeps the Company's current profitability levels.

The Company has issued a favorable opinion on the extension of Concession Agreement number 046/1999 for distribution services, pursuant to Law 12,783/2013. The Company is waiting for the decision by the Concession Authority on the extension.  If the conditions set by the Concession Authority ensure the Company's profitability levels, the Company will sign the concession agreement or amendment for a period of 30 more years.

Concessions - Copel Geração e Transmissão
Concessions/authorizations Contracts	Maturity date
Hydroelectric Power Plants
Generation Concession - 045/1999
Governador Bento Munhoz da Rocha Netto (Foz do Areia)	05.23.2023
Governador Ney Aminthas de Barros Braga (Segredo)	11.15.2029
Governador José Richa (Caxias)	05.04.2030
Governador Pedro Viriato Parigot de Souza (a) (b)	07.07.2015
Guaricana	08.16.2026
Chaminé	08.16.2026
Apucaraninha	10.12.2025
Mourão (a) (b)	07.07.2015
Derivação do Rio Jordão	11.15.2029
Marumbi (c)	-
São Jorge	12.03.2024
ChopimI (a) (b)	07.07.2015
Rio dos Patos (a) (b)	02.14.2014
Cavernoso	01.07.2031
Melissa (d)	-
Salto do Vau (d)	-
Pitangui (d)	-
Generation Concession - Use of Public Property - 007/2013
Chaminé (e)	08.16.2026
Apucaraninha (e)	10.12.2025
Derivação do Rio Jordão (e)	11.15.2029
ChopimI (a) (b) (e)	07.07.2015
Cavernoso (e)	01.07.2031
Generation Concession - 001/2007 - Mauá - 51% of Copel	07.02.2042
Generation Concession - 001/2011 - Colíder (f)	01.16.2046
Authorization - Cavernoso II (f)	02.27.2046
Thermal Power Plant
Generation Concession - 045/1999 - Figueira	03.26.2019
Wind Power Plant
Authorization - Palmas	09.28.2029
Authorization - Asa Branca I (f) (g)	04.25.2046
Authorization - Asa Branca II (f) (g)	05.31.2046
Authorization - Asa Branca III (f) (g)	05.31.2046
Authorization - Eurus IV (f) (g)	04.27.2046
Authorization - Santa Maria (f) (g)	05.08.2047
Authorization - Santa Helena (f) (g)	04.09.2047
Authorization - Ventos de Santo Uriel (f) (g)	04.09.2047

(a) Plant not renewed pursuant to Executive Act 579/2012 - Concessionaire's prerogative
(b) By the end of the concession the project will be offered for competitive bidding
(c) In progress for homologation from ANEEL
(d) At plants with capacity of less than 1 MW, only register with ANEEL
(e) Power plants that underwent change in the exploration system from a Public Service regime to an Independent Producer Regime
(e) Enterprise under construction
(g) Power plants taken over as fromAugust 1, 2013

Copel Geração e Transmissão
Concessions Contracts	Maturity date
Transmission Lines and Substations
Contract 060/01 - Transmission facilities (a)	12.05.2042
Contract 075/01 - Transmission line Bateias - Jaguariaíva	08.16.2031
Contract 006/08 - Transmission line Bateias - Pilarzinho	03.16.2038
Contract 027/09 - Transmission line Foz do Iguaçu - Cascavel Oeste	11.18.2039
Contract 010/10 - Transmission line Araraquara 2 - Taubaté (b)	10.05.2040
Contract 015/10 - Substation Cerquilho III(b)	10.05.2040
Contract 001/12 - Transmission line Cascavel Oeste - Umuarama - 51% Copel GeT (b)	01.11.2042
Contract 004/12 - Transmission line Nova Santa Rita - Camaquã 3 - 20% Copel GeT (b)	05.09.2042
Contract 007/12 - Transmission line Umuarama - Guaira - 49% Copel GeT (b)	05.09.2042
Contract 008/12 - Transmission line Curitiba - Curitiba Leste - 80% Copel GeT (b)	05.09.2042
Contract 011/12 - Transmission line Açailândia - Miranda II- 49% Copel GeT (b)	05.09.2042
Contract 012/12 - Transmission line Paranaíta - Ribeirãozinho - 49% Copel GeT (b)	05.09.2042
Contract 013/12 - Transmission line Ribeirãozinho - Marimbondo II- 49% Copel GeT (b)	05.09.2042
Contract 022/12 - Transmission line - Foz do Chopim- Salto Osorio C2 (b)	08.26.2042
Contract 002/13 - Transmission line - Assis - Paraguaçu Paulista II(b)	02.24.2043
Contract 007/13 - Transmission line - Barreiras II- Pirapora 2 - 24.5% Copel GeT (b)	05.01.2043

(a) Concession renewed pursuant to Executive Act 579/2012
(b) Enterprise under construction

Concessions/authorizations Contracts	Maturity date
Copel Distribuição - Contract 046/99 - Distribution Facilities (a)	07.07.2015
Elejor - Contract 125/2001 - HPPFundão e Santa Clara	10.24.2036
Elejor - Authorization contract - SHPFundão Iand SHPSanta Clara I	12.18.2032
Dona Francisca Energética - Contract 188/1998 - HPPDona Francisca	08.27.2033
UEG Araucária - authorization contract - UTEAraucária	12.22.2029
Compagás - concession gas distribution contract	07.06.2024

(a) Sent on May 31, 2012 requesting extension of concession and sent on October 11, 2012 ratification of the requesting extension of concession (PM579/2012)

34.3.6     Gas shortage risk

This risk involves potential periods of shortage of natural gas supply to meet the Company’s gas distribution and thermal generation business requirements.

Long periods of gas shortage could result in losses due to lower revenues by subsidiaries Compagás and UEG Araucária.

34.4      Management of capital

The Company always seeks to maintain a strong capital base to maintain the trust of investors, creditors and market and ensure the future development of the business. It seeks to maintain a balance between the highest possible returns with more adequate levels of loans and the advantages and security provided by a healthy capital position. Thus, it maximizes the return for all interested parties in its operations, optimizing the balance of debts and equity.

The Group’s capital structure is composed of:

a)     net indebtedness, defined as total loans, financing and debentures, net of cash and cash equivalents and short term bonds and securities; and

b)     own capital, defined as total equity.

	Parent Company			Consolidated
				Restated
Debt	09.30.2013	12.31.2012	09.30.2013	12.31.2012
Loans and financing	993,896	999,827	2,279,647	2,250,878
Debentures	-	-	1,238,405	1,010,677
(-) Cash and cash equivalents	184,136	29,464	1,531,816	1,459,217
(-) Bonds and securities	184	176	509,183	635,501
Net indebtedness	809,576	970,187	1,477,053	1,166,837
Shareholder's	12,828,375	12,097,384	13,116,477	12,361,890
Net indebtedness ratio	0.06	0.08	0.11	0.09

35      Related Party Transactions

The balances of transactions between the Company and its associates and subsidiaries are shown in Note 15 and Note 16.

In 2002, the Company became guarantor, corresponding to its shareholding from 23.03%, of the loans signed by its investee Dona Francisca Energética S.A. with the National Economic and Social Development Bank (BNDES) (joint debtor), and with Bradesco (joint debtor). As of September 30, 2013, the outstanding debt was R$ 10,872 and R$ 6,301, respectively.

Copel Geração e Transmissão put up its ownership interest of 20% as security for the issue of debentures of joint subsidiary Transmissora Sul Brasileira on September 27, 2013. 15,000 simple debentures were issued in the amount of R$ 150,000 and fall due in 12 months.  The funds will be used as a bridge loan for the financing agreement to be entered into with BNDES (National Bank for Economic and Social Development). The debt balance updated on September 30, 2013 amounted to R$ 149,435.

The amounts resulting from the operating activities of Copel Distribuição involving related parties are billed at the rates approved by ANEEL.

						Consolidated
Related parties / Nature of operation	Assets		Liabilities			Results
	06.30.2013	12.31.2012 06.30.2013		12.31.2012	06.30.2013	06.30.2012
		Restated		Restated		Restated
Controlling shareholders
State of Paraná
Dividends payable (a)	-	-	79,539	79,539	-	-
"Luz Fraterna" program(b)	68,041	60,259	-	-	-	-
Remuneration and employ social security charges assigned (c)	1,768	1,640	-	-	-	-
CRC(Note 8)	1,371,146	1,384,284	-	-	68,401	89,033
ICMS (Note 13.3)	110,778	110,096	161,759	209,570	-	-
Entities with significant influence
BNDES e BNDESPAR(d)
Financing (Note 21.5)	-	-	207,305	214,855	(6,839)	(7,673)
Dividends payable (d)	-	-	-	63,890	-	-
Petrobras (e)
Rental plant UEG Araucária	10,205	11,894	-	-	68,423	40,627
Supply and transport of gas (f)	359	293	-	-	15,240	8,278
Acquisition of gas for resale (f)	-	-	61,705	43,681	(140,383)	(116,218)
Advances to suppliers of Compagás (g)	13,611	12,666	-	-	-	-
Dividends payable by Compagás	-	-	1,208	1,208	-	-
Mitsui Gás e Energia do Brasil Ltda. (h)	-	-	1,208	1,208	-	-
Paineira Participações S.A. (i)	-	-	-	1,179	-	-
Jointly-controlled
Dominó Holdings
Dividends receivable by Copel	-	17,986	-	-	-	-
Matrinchã Transmissora de Energia
Dividends receivable by Copel	20	-	-	-	-	-
Associates
Dona Francisca Energética S.A.
Purchase of energy (j)	-	-	5,850	6,045	(35,306)	(32,876)
Dividends receivable by Copel	8,154	78	-	-	-	-
Foz do Chopim Energética Ltda. (k)	135	135	-	-	812	779
Sercomtel S.A. Telecomunicações (l)	192	179	-	-	1,137	1,066
Key management personnel
Fees and related charges (Note 31.3)	-	-	-	-	(7,714)	(6,535)
Pension plans and health care (Note 23)	-	-	-	-	(420)	(286)
Other related parties
Fundação Copel
Rental of administrative real estate	-	-	-	-	(5,533)	(5,235)
Private pension and health plans (Note 23)	-	-	722,478	701,049	-	-
Lactec (m)	23,505	18,742	565	303	(4,230)	(1,483)

a)     In 2012, the total dividends proposed to the Government for the State of Paraná were the amounts of R$ 79,539.

b)     The Luz Fraterna Program, created under Law no. 491, dated September 11, 2003, allows the State Government to pay for the electricity bills of low income families in Paraná – which have duly applied for the program – provided their consumption does not exceed 100 kWh a month. This benefit is available to residential customers with single phase connections, rural customers with single phase connections or two phase connections with circuit breakers of up to 50 amperes. Applicants must not have more than one electricity bill under their names and must not have any pending debts to Copel.

c)     Reimbursement of wages and social charges for employees transferred to the Paraná State Government. The Company recognized an impairment allowance in the amount of R$ 1,614 as of September 30, 2013 and R$ 1,466 as of December 31, 2012.

d)     BNDES is the parent company of BNDES Participações SA (BNDESPAR) that holds 23.96% of the share capital of the Company (26.41% of the common shares and 21.27% of preferred shares).

e)     Petrobras holds 20% of the share capital of UEG Araucária and 24.5% of the share capital of Compagás.

f)      The supply and transport of piped gas and the purchase of gas for resale by Compagás.

g)     Advance payments to suppliers of Compagás refer to the gas purchase contract covering guaranteed volumes and transport capacity, higher than those actually consumed and used, which contains a future compensation clause. Compagás has the right to receive unused gas in subsequent months, and it may offset amounts under contract but not consumed over a period of up to 10 years. In light of the prospects of increased consumption by the market, Compagás management believes it will consume the accumulated gas volumes as of September 30, 2013 in the next fiscal years.

h)     Mitsui Gás e Energia do Brasil Ltda. holds 24.5% of Compagás’ share capital. The balances refer to dividends payable by Compagás.

i)      Paineira Participações S.A. holds 30% of Elejor share capital. The balances refer to dividends payable by Elejor.

j)      Power purchase and sale agreement signed by Dona Francisca Energética and Copel Geração e Transmissão, expiring on March 31, 2015.

k)     Operation and maintenance services agreement, signed between Foz do Chopim Energética Ltda. and Copel Geração e Transmissão, expiring on May 24, 2015.

l)      Light pole sharing agreement, signed between Sercomtel S.A Telecomunicações and Copel Distribuição, expiring on December 28, 2013.

m)    The Institute of Technology for Development (Lactec) was constituted on February 6, 1997 as a not for profit organization whose goal is to promote economic, scientific, technological, and social development and the sustainable conservation of the environment. In 2000, it was qualified by the Ministry of Justice, based on Law no. 9,790, as a Public Interest Civil Society Organization (OSCIP), which allows it, among other things, to enter partnerships with government agencies with no need for competitive bidding. Its members are: Copel, the Federal University of Paraná (UFPR), the Engineering Institute of Paraná (IEP), the Paraná Federation of Industries (FIEP), and the Commercial Association of Paraná (ACP)

Lactec has service and R&D contracts with Copel Geração e Transmissão and Copel Distribuição, which are subject to prior or later control and approval by ANEEL

The asset balances refer to Energy Efficiency and R&D programs, recorded under current assets, in service in progress, until the respective projects are concluded, pursuant to ANEEL.

36      Insurance

Consolidated	End of
Policy	Term	Insured
Specified risks (36.1)	08.24.2014	1,727,388
Fire - Company-owned and rented facilities (36.2)	08.24.2014	521,633
Civil liability - Copel (36.3)	08.24.2014	12,000
Civil liability - Compagas (36.3)	09.30.2014	4,200
Engineering risks - Copel (36.4)	08.24.2014	dependant on each event
Domestic and international transport - export and import (36.5)	08.24.2014	dependant on each event
Multi-risk - Compagas (36.6)	12.18.2013	16,950
Multi-risk - Elejor (36.6)	03.25.2014	446,691
Vehicles (36.7)	08.20.2014	market value
Miscellaneous risks (36.8)	08.24.2014	810
Operational risks - Elejor (36.9)	06.06.2014	500
Operational risks - UEG Araucária (36.10) *	11.30.2013	598,200
Court guarantee - Compagas (36.11)	02.03.2014	56,938
Performance bond - Copel (36.12)	07.14.2014	12,500
Performance bond - Copel (36.12)	01.15.2014	2,200
Performance bond - Copel (36.12)	07.30.2015	44,319
Performance bond - Copel (36.12)	12.27.2014	1,850
Operational risks - HPPMauá - Consórcio Energético Cruzeiro do Sul (36.13)	11.23.2013	799,290
Liability for directors and administrators - D&O (36.14) *	06.30.2014	55,408
* The values of the sums insured Operational Risk - UEG Araucaria and liability for directors and officers have been converted to real U.S. dollars with the rate of the day 09.30.2013, R$ 2.2163.

36.1      Insurance against specified risks

This policy covers substations and power plants, listing their main equipment and respective insured amounts. It provides basic coverage against fire, lightning strikes, explosions of any kind, and additional coverage against potential electrical damage, miscellaneous risks, and risk to electronics and computers.

36.2      Fire insurance

This policy covers both Company-owned and rented facilities and part of their contents. It ensures payment of reparations to the insurance holder or property owner for the damages resulting from basic fire hazards, lightning strikes, and explosions of any kind, plus additional coverage against windstorms, hurricane, cyclone, tornado, hail and smoke.

36.3      Civil liability insurance

This insurance provides coverage against liability for involuntary damages, bodily and/or material and/or moral, caused to third-parties as a result of the Company’s commercial and/or industrial operations.

36.4      Insurance against engineering risks - Copel

This insurance provides coverage against risks of installation, assembly, disassembly, and testing of new equipment, particularly at substations and power plants. Policies are purchased before each risk event, according to the occurrence and need for coverage against risks of carrying out engineering services.

36.5      Transport insurance

This insurance provides coverage against losses and damages caused to products transported by any appropriate means within both the domestic and foreign market and during import and export operations to and from foreign markets. Policies are purchased before each risk event, and are basically used to cover the transport of electrical, electronic, and telecommunications equipment.

36.6      Multi-risk insurance

This policy comprises the assets of the Company and provides coverage against potential damages caused by fire, lighting strikes, explosions, electrical malfunctions, risks to electronic equipment, recovery of records and documents, windstorms, smoke, and theft or aggravated larceny.

36.7      Vehicle insurance

This insurance covers the payment of reparations of damage suffered and expenses incurred as a result of risks to which Compagás’ 33 insured vehicles are subject. It provides basic coverage for the vehicles and additional and optional civil liability coverage against material, bodily, and moral damages caused to third-parties. Coverage limits for damages to third-parties are R$ 150 for material damages and R$ 300 for bodily damages, for each vehicle.

36.8      Insurance against miscellaneous risks – Copel

This insurance covers losses and material damage caused to the assets listed in the policy by any accidents with an external cause, including transport risks.

This type of insurance covers mobile and/or stationary electric equipment, computers, and electronics, whether in use at the Company's facilities or leased or loaned to third-parties.

36.9      Insurance against operational risks - Elejor

This insurance covers sudden, unforeseen, and accidental losses and material damage to Elejor buildings, merchandise, raw materials, unfinished and finished products, packages, machinery, tools, furniture, and other devices and facilities which are part of the insured establishment, in addition to loss of profits.

36.10    Insurance against operational risks – UEG Araucária

This policy provides coverage against all risks (all legally insurable risks), including machinery failure, for all the facilities of the Araucária Thermal Power Plant.

36.11    Court guarantee

This insurance covers the settlement of final rulings in lawsuits against Compagás. It has the same standing as a judicial bond, replacing judicial deposits in cash, attachment of assets, and bank guarantees.

36.12    Contract Performance Bond

It guarantees the liabilities assumed by Copel in the concession agreements signed with ANEEL.

This performance bond is aimed at companies which, being under contract, are bound to guarantee to its customers that such contracts, as far as pricing, deadlines and other specifications, will be performed in full. Public agencies within the direct or indirect public administration may also, pursuant to Law no. 8,666/93 and to Law no. 8,883/94, receive insurance policies as guarantee from its suppliers of goods and services, contractors, and public tender participants.

This type of insurance is designed to guarantee full performance of a contract. It does not cover damages but rather liabilities for breach of contract, and it is a form of contractual guarantee provided by Brazilian law, which may replace bank guarantees, cash bonds, or government bonds.

36.13    Operating risks HPP Mauá - Consórcio Energético Cruzeiro do Sul

It is defined by the "All Risks" type coverage, covering all losses or material damage caused to the insured assets, except those formally considered as excluded in its conditions.

The generating units, substations, power houses, dams, spillways and tunnels are covered by the policy.

As well as coverage for material damage, there is the additional coverage for rescue and containment of accidents, floods and flooding, removal of debris, minor engineering works, theft, strikes and rioting, expert fees and extraordinary expenses. It does not include coverage for lost profits.

36.14    Civil Responsibilities for Senior Management and Officers (D&O)

Insurance of civil responsibility of commercial companies to advisors, officers and management D&O – Directors & Officers, with coverage for all National territory and abroad as hired by the Company.

This insurance has a goal to cover for payment of financial losses and legal fees resulting from judicial claims against insured personnel related to their activities in the company’s management.

The personnel covered by this insurance are advisors, officers and senior management of Copel and also other personnel appointed by Copel to hold equivalent positions in the subsidiaries.

37      Compensation Account for “Part A”

As a result of adopting IFRS, the Company no longer recognizes regulatory assets and liabilities, and unrecognized the existing balances.

These assets and liabilities continue to be recognized in the regulatory records, introduced by ANEEL Normative Resolution 396.

The Compensation Account for Variations in Items from “Part A” - CVA accompanies the variations reported between the amounts homologated for tariff adjustments, and the amounts actually incurred during the tariff period, from the following cost components of “Part A”: Purchase of electric power (Bilateral, Itaipu and Auctions), Energy Transmission Cost (Transmission from Itaipu and the Basic Grid) and Sector Charges (Energy Development Account - CDE; System Service Charges - ESS and Incentive Program for Alternative Energy Sources – Proinfa, Research and Development and Energy Efficiency, and others).

ANEEL authorized Copel Distribuição, through Homologatory Resolution 1,541, of June 20, 2013, to adjust its supply tariffs as from June 24, 2013, by an average rate of 13.08%, with 11.40% that refers to the tariff adjustment index and 1.68% for the pertinent financial components, of which, CVA, represents a total of R$ 21,967, consisting of 2 parts: CVA being processed, for the tariff year 2012-2013, for the amount of R$ 15,780, and the balance to compensate for CVA from prior years for the amount of R$ 6,187. After the withdrawal of regulatory assets (CVA) granted in the previous year and deferring partial adjustment, the effect of this adjustment was an average decrease of 9.55% in customer tariffs, as Homologatory Resolution 1,565, of July 09, 2013

If the regulatory assets and liabilities had been recognized, the Company would have reported the following balances in its financial statements:

Composition of balances for CVA

		Current		Noncurrent
Consolidated		Assets		Assets
	09.30.2013	12.31.2012	09.30.2013	12.31.2012
CVA recoverable tariff adjustment 2012
Charges for use of transmission system (basic grid)	-	14,181	-	-
CDE	-	5,856	-	-
Proinfa	-	5,565	-	-
Transport of energy purchased (Itaipu)	-	1,356	-	-
Other financial components	-	17,312	-	-
	-	44,270	-	-
CVA recoverable tariff adjustment 2013
CCC	5,669	1,626	-	1,626
Charges for use of transmission system (basic grid)	1,375	22,047	-	22,047
Electricity purchased for resale (Itaipu)	8	-	-	-
ESS	-	35,860	-	35,860
CDE	-	3,261	-	3,261
Proinfa	8,301	1,037	-	1,037
Electricity purchased for resale (CVA Energ)	6,920	-	-	-
Transport of energy purchased (Itaipu)	-	1,297	-	1,297
Other financial components	67,718	35,249	-	35,250
	89,991	100,377	-	100,378
CVA recoverable tariff adjustment 2014
Charges for use of transmission system (basic grid)	5,646	-	16,938	-
Proinfa	38	-	115	-
Electricity purchased for resale (CVA Energ)	8,005	-	24,014	-
Other financial components	19,052	-	57,154	-
	32,741	-	98,221	-
	122,732	144,647	98,221	100,378

		Current		Noncurrent
Consolidated		liabilities		liabilities
	09.30.2013	12.31.2012	09.30.2013	12.31.2012
CVA compensable tariff adjustment 2012
CCC	-	363	-	-
Energy purchased for resale (Itaipu)	-	17,871	-	-
ESS	-	18,982	-	-
Energy purchased for resale (CVA Energ)	-	9,679	-	-
Other financial components	-	24,465	-	-
	-	71,360	-	-

CVA compensable tariff adjustment 2013
Energy purchased for resale (Itaipu)	-	10,062	-	10,062
ESS	1,025	-	-	-
CDE	4,276	-	-	-
Energy purchased for resale (CVA Energ)	-	41,828	-	41,828
Transport of energy purchased (Itaipu)	991	-	-	-
Other financial components	3,925	22,902	-	22,902
	10,217	74,792	-	74,792
CVA compensable tariff adjustment 2014
Energy purchased for resale (Itaipu)	783	-	2,350	-
ESS	15,521	-	46,563	-
CDE	21	-	64	-
Transport of energy purchased (Itaipu)	5	-	15	-
Other financial components	6,207	-	18,619	-
	22,537	-	67,611	-
	32,754	146,152	67,611	74,792

Changes in CVA

.	Balance as of					Balance as of
January 01, 2013		Differ. Amortiz. Correction			Transf. September 30, 2013
Assets
CCC	3,252	4,131	(1,974)	260	-	5,669
Charges for use of transmission system(basic grid)	58,275	(19,211)	(15,289)	184	-	23,959
ESS	71,720	(71,165)	-	(555)	-	-
CDE	12,378	(6,267)	(6,109)	(2)	-	-
Proinfa	7,639	8,927	(8,689)	577	-	8,454
Energy purchased for resale (CVA Energ)	-	41,107	(2,307)	139	-	38,939
Transport of energy purchased (Itaipu)	3,950	(2,539)	(1,415)	4	-	-
Other financial components	87,811	92,694	(39,884)	3,303	-	143,924
	245,025	47,688	(75,670)	3,910	-	220,953
Current	144,647	(103,734)	(75,670)	712	156,777	122,732
Noncurrent	100,378	151,422	-	3,198	(156,777)	98,221
Liabilities
CCC	363	-	(376)	13	-	-
Energy purchased for resale (Itaipu)	37,995	(16,768)	(18,643)	549	-	3,133
ESS	18,982	64,900	(20,143)	(630)	-	63,109
CDE	-	5,971	(1,492)	(118)	-	4,361
Energy purchased for resale (CVA Energ)	93,335	(83,475)	(10,105)	245	-	-
Transport of energy purchased (Itaipu)	-	1,316	(346)	41	-	1,011
Other financial components	70,269	(15,204)	(25,774)	(540)	-	28,751
	220,944	(43,260)	(76,879)	(440)	-	100,365
Current	146,152	(101,469)	(76,879)	224	64,726	32,754
Noncurrent	74,792	58,209	-	(664)	(64,726)	67,611

38         Subsequent Events

38.1      Regulatory Instruction 1,397 issued by the Brazilian Federal Revenue Service

On September 16, 2013, Brazilian Federal Revenue Service issued Regulatory Instruction 1,397 establishing in general terms that for the calculation of the taxable income and the social contribution tax basis of a legal entity subject to the temporary taxation system, the accounting methods and criteria in effect on December 31, 2007, must be considered, among other provisions.

On October 3, 2013, representatives from the Federal Association of Accountants, the Brazilian Association of Public Companies - Abrasca, the Brazilian Institute of Independent Auditors - Ibracon and the Committee of Accounting Pronouncements - CPC, after a meeting to discuss the instruction with the Head of the Federal Revenue Service, issued a joint bulletin to disclose the information that there will not be accounting recognition in duplicate or the taxation of dividends, interest on equity capital and equity in subsidiaries for the difference between accounting corporate and tax criteria valid until December 2013. The Federal Revenue Service also disclosed that the Executive Act about what will be taxed will soon be published and the instruction will soon be reviewed to take effect only as from 2014.

The Company also informs that, pursuant to law 11,941 of May 27, 2009, it follows the accounting criteria in effect on December 31, 2007 for calculating the taxable income and the social contribution tax basis. To calculate interest on equity capital the Company also uses the accounting information based on criteria of December 31, 2007, called tax accounting. In addition, the Company informs that periodical analyses are made of the possible impacts of the appropriation of dividends in addition to the Company's book income for tax purposes, and this event has not occurred so far.

38.2      Organizational restructuring

The 187th Extraordinary Shareholders' Meeting held on October 10, 2013 approved the restructuring of Copel, which will have the right to appoint five directors in the holding company and will have two more wholly-owned subsidiaries, Copel Participações S.A. set up with the purpose of managing interest in special purpose entities - SPE in the energy, gas, telecommunication, sanitation and service industries, and Copel Renováveis S.A., which will concentrate the company's investments in the generation of energy from renewable sources.

Changes are part of the process of adapting the Company to market needs and aim at making the structure nimbler and with lower operating costs.

COMMENTS ON PERFORMANCE FOR THE PERIOD

(Amounts expressed in thousands of reais, except when stated otherwise)

1     Distribution Lines

Compact Grids - Copel has implemented compact networks in urban areas with significant urban forestry close to the distribution grids. This technology avoids having to prune and cut trees and improves the quality of the supply, since it reduces the number of disconnections. At the end of September 2013, the extension of the compact grids installed was 4,873 km (3,880 km at September 2012), the extension of the compact grids installed was 993 km in 12 months, a variation of 25.6%.

Isolated Secondary Grid - Copel is also investing in secondary isolated grids for low voltage (127/220 V), which provide significant advantages compared to the conventional aerial grid, such as: improvement in the DEC and FEC indices, increased difficulty for electric energy stealing, improvement in the environmental conditions and reduction to the pruned area, increased safety, reduction to the drops in voltage throughout the network, and increased useful life of the transformers from the decrease in the number of short circuits in the network, amongst others. By the end of September 2013, the extent of the installed secondary isolated distribution grids was 10,158 km (8,622 km in September 2012), representing an increase of 1,536 km in the previous 12 months, variation of 17.8%.

2     Energy Market

Market behavior - The energy generated by Copel during the first nine months of 2013 was 17,479 GWh (14,698 GWh in the same period for 2012). The energy purchased from CCEAR (auctions) was 11,432 GWh (14,178 GWh in the same period for 2012) and from Itaipu it was 3,898 GWh (3,939 GWh in the same period for 2012), as demonstrated in the following flow chart:

Sale of energy (MWh) - The following table presents total energy sales by Copel between Copel Distribuição and Copel Geração e Transmissão:

Class			In MWh
	January to	January to	Variation
	September 2013	September 2012
Copel Distribuição
Captive market	17,073,073	17,311,691	-1.4%
Residential	5,133,123	4,867,305	5.5%
Industrial	4,923,659	5,547,924	-11.3%
Commercial	3,771,014	3,748,641	0.6%
Rural	1,555,729	1,512,177	2.9%
Others	1,689,548	1,635,644	3.3%
Concessionaries and permission holder*	496,022	472,269	5.0%
CCEE(MCP)	32,985	32,827	0.5%
Total Copel Distribuição	17,602,080	17,816,787	-1.2%

Copel Geração e Transmissão
CCEAR(Copel Distribuição)	632,720	985,340	-35.8%
CCEAR(other concessionaries)	4,738,721	10,154,623	-53.3%
Free customers	3,057,656	1,029,061	197.1%
Bi-lateral contracts	3,923,731	869,490	351.3%
CCEE(MCP)	1,860,950	87,789	-
Total Copel Geração e Transmissão	14,213,778	13,126,303	8.3%
Total	31,815,858	30,943,090	2.8%
P.S. Does not include energy available througt MRE(Mechanismfor reallocation of energy)
CCEE(MCP): Electric Power Trade Chamber (Short termmarket)
CCEAR: Contracts for sale of Energy on Regulated Environment
* Include the 46 GWh Dealer CFLO consumed in the months of February and March

Captive market of Copel Distribuição – The captive market decreased 1.4% and was responsible for the consumption of 17,073 GWh between January and September.

The residential segment consumed 5,133 GWh, up 5.5%, due mainly to the 3.7% increase in the number of residential consumers and the 1.9% increase in average consumption, due to rising incomes levels and the continued high levels of employment during the period. At the end of September, this segment accounted for 30.1% of Copel’s captive market, totaling 3,285,855 residential customers.

Consumption in the industrial segment dropped 11.3%, totaling 4,924 GWh in 3Q13. This result was mainly brought about by the migration of large industrial customers to the free market. At the close of the period, the industrial segment represented 28.5% of Copel’s captive market, with a total of 92,939 industrial customers.

The commercial class consumed 3,771 GWh which represents an increase of 0.6% over the same period last year. At the end of September, this segment represented 22.1% of Copel’s captive market, with a total of 335,319 customers.

The rural segment consumed 1,556 GWh and grew 2.9%, due to the strong performance of the agribusiness sector in Paraná at the start of 2013. At the end of September, this segment represented 9.1% of Copel’s captive market, with a total of 372,553 rural customers.

The other segments (public agencies, public lighting, public services and own consumption) consumed 1,690 GWh, up 3.3% for the period. Taken together, these segments represented 9.9% of Copel’s captive market, totaling 55,489 customers at the end of the period.

Number of consumers - The number of end customers (captive from Copel Distribuição plus free customers from Copel Geração e Transmissão) billed in September 2013 was 4,142,178, representing an increase of 3.3% compared to the same month in 2012.

Class	September 2013	September 2012	Variation
Residential	3,285,855	3,169,888	3.7%
Industrial	92,935	84,887	9.5%
Commercial	335,319	326,225	2.8%
Rural	372,553	374,759	-0.6%
Others	55,489	53,507	3.7%
Total Captive	4,142,151	4,009,266	3.3%
Free customers - Copel Geração e Transmissão	27	15	80.0%
Total	4,142,178	4,009,281	3.3%

3     Administration

Number of employees – At the end of September, 2013, Copel ended with a total of 9, 247 employees distributed between the Company’s wholly owned subsidiaries and 166 employees distributed between companies controlled by Copel, as follows:

Employees	September 2013	September 2012
Owned subsidiaries
Copel Geração e Transmissão	1,833	1,859
Copel Distribuição	6,950	7,179
Copel Telecomunicações	464	464
	9,247	9,502
Subsidiaries
Compagás	148	138
Elejor	8	7
UEG Araucária	10	11
	166	156

4     Market relations

From January to September 2013, the nominative ordinary shares (ON - code CPLE3) and the nominative preference shares class B (PNB - code CPLE6) of Copel were present on 99% and 100%, respectively, of the floors of the Stock, Futures and Commodities Exchange, (BM&FBOVESPA).

The shares for trading amounted 45% of the Company’s capital. At the end of September 2013, the market value of Copel, considering quotations from all of the markets, was R$ 7,331,038.

Of the 73 securities that comprise the theoretical portfolio of Ibovespa, the PNB shares in Copel participated with 0.43% and with a Beta index of 0.50.

In the IEE portfolio (Index for the Energy Sector), Copel participated with 6.41%.

Copel’s participation in the Business Sustainability Index BM&FBOVESPA (ISE) was 0.90%.

On the BM&FBOVESPA, the ordinary shares closed the quarter quoted at R$ 22.60 and the preference shares at R$ 31.45, recording negative variations de 10.3% and 0.8%, respectively. During the same period the IBOVESPA reported a negative variation of 14.2%.

On the New York Stock Exchange (NYSE), the preference shares are traded at “Level 3” in the form of ADS’s, under the code ELP, which were present on 100% of the floors, closing the period quoted at US$ 13.96 with a variation of 9.1%. During the same period the DOW JONES index reported a variation of 15.5%.

On the LATIBEX (Latin American Exchange Market in Euros) tied to the Madrid Stock Exchange, the Company’s PNB shares are traded under the code XCOP, and were present on 99% of the floors, closing the quarter quoted at € 10.34 representing a variation of 11.0%. During the same period the LATIBEX All Shares reported a negative variation of 15.4%.

The following table summarizes the behavior of Copel's shares in the first nine-month in 2013:

	ON		PNB
Share performance - January to September 2013	Total	Daily average	Total	Daily average
Bovespa
Traded	14,415	78	505,978	2,706
Quantity	12,707,400	68,319	117,663,700	629,218
Volume (R$ thousand)	283,394	1,524	3,647,129	19,503
Presence on ex changes	186	99%	187	100%
Nyse
Quantity	24,062	401	77,866,602	416,506
Volume (US$ thousand)	307	5	1,123,248	6,007
Presence on ex changes	60	32%	187	100%
Latibex
Quantity	-	-	251,685	1,346
Volume (€ thousand)	-	-	2,807	15
Presence on ex changes	-	-	187	99%

5     Tariffs

Energy Supplies

In September 2013, the average tariff for energy supply was R$ 227.53 /MWh representing an decrease of 6.7% compared to September of the previous year.

The average tariffs for energy supply are presented in the following table:

Average supply tariffs (a) - R$/MWh	September 2013	September 2012	Variation
Residential	266.52	286.62	-7.0%
Industrial (b)	208.32	220.63	-5.6%
Commercial	242.70	263.87	-8.0%
Rural	162.37	178.69	-9.1%
Others	188.94	208.03	-9.2%
	227.53	243.80	-6.7%
(a) Without ICMS
(b) Does not inclued free customers

Purchasing Energy

Copel’s main tariffs for purchasing energy are demonstrated in the following table:

Tariffs for purchase of energy - R$/MWh	September 2013	September 2012	Variation
Itaipu(1)	128.30	110.19	16.4%
Auction CCEAR2006 - 2013	105.58	97.48	8.3%
Auction CCEAR2007 - 2014	147.81	139.38	6.0%
Auction CCEAR2008 - 2015	124.78	117.25	6.4%
Auction CCEAR2010 - H30	168.17	157.25	6.9%
Auction CCEAR2010 - T15(2)	178.06	167.19	6.5%
Auction CCEAR2011 - H30	172.65	162.11	6.5%
Auction CCEAR2011 - T15(2)	196.33	184.34	6.5%
Auction CCEAR2012 - T15(2)	176.13	165.37	6.5%
Bilaterals	176.38	163.80	7.7%
ANGRA	135.94	-	-
CCGF(3)	37.25	-	-
Santo Antonio	107.01	-	-
Jirau	94.12	-	-
Others Auctions(4)	169.80	150.85	12.6%
Average	132.57	115.61	14.7%
(1) Furnas transport charge not included.
(2) Average auction price restated according to the IPCA inflation index. The price comprises in fact three components: a fixed component, a variable component,and expenses at the Electric Energy Trading Chamber (CCEE).The cost of the latter two components is dependent upon the dispatch of facilities according to the schedule set bythe National System Operator (ONS).
(3) Contract of quotas of assured power of those HPPs which concessions were extended pursuant the newrules of Law12,783/13.
(4) Products average price.

Supply of power

Copel’s main tariffs for the supply of energy are presented in the following table:

Sales to Distributors Average Tariff - R$/MWh	September 2013	September 2012	Variation
Auction - CCEAR2006-2013	103.66	97.23	6.6%
Auction - CCEAR2007-2014	115.37	108.60	6.2%
Auction - CCEAR2008-2015	122.79	115.40	6.4%
Auction - CCEAR2009-2016	140.76	132.51	6.2%
Auction - CCEAR2011-2040	159.99	-	-
Auction - CCEAR2013-2042	171.81	-	-
Concession holders in the State of Paraná	153.51	147.51	4.1%

6     Economic Financial Results

Income (Note 30)

At September, 2013, the net income from sales and services reached R$ 6,736,172, an increase of 10.6% compared to the amount of R$ 6.092.651 registered to September 2012.

This variation was due mainly to the following factors

a)     27.8% increase in the revenue from electric power supply principally due to the readjustment of 9.55% applied tariffs in June 2013 and the change in the charges structure as from January 24, 2013, where the electricity charges account for, for this period, a greater percentage in relation to the charges for the use of the distribution system - TUSD

b)    20.1% increase in revenue from “electricity sales to distributors”, because of the replacement of the regulated market agreements (ACR - regulated contracting environment), which have lower prices and mature in December 2012, by other free market agreements (ACL - free contracting environment) which have higher prices and started in January 2013, and the strategy of allocation of more power to the short-term market;

c)     decrease in the availability of the electrical network by 32.3% deriving primarily from: (i) change in the charges structure as from January 24, 2013, where tusd accounts for, for this period, a lower percentage in relation to the electricity charges; and (ii) the extension of the transmission concession agreement;

d)    93.4% increase in the Revenue from Construction. The Company records revenues related to construction services or infrastructure improvement used in the rendering of distribution and electricity transmission services, which total R$ 711,348 in September 2013 and R$ 367,898 million for the same period in 2012. Corresponding expenditures are recognized in the statement of income for the period, such as construction cost, as incurred; and

e)     73.1% increase in “other operating revenues”, mainly caused by higher revenue from the lease of the Araucária thermal plant.

Operational costs and expenses (Note 31)

At the end of September 2013, total operational costs and expenses amounted to R$ 5,666,751, which represented an increase of 12.0% compared to the R$ 5,061,433 registered in the same period for 2012. The main highlights are as follows:

a)     19.2% increase in the account Electricity acquired for resale especially due to (i) the increase in the Price for Settlement of Difference (PLD) in 2013, (ii) greater amount of electricity acquired at the Electric Power Trading Chamber – CCEE and (iii) offset by the receipt of funds from the CDE to reimburse energy costs;

b)    49.6% decrease in Charges for the use of the electrical network owing primarily (i) the lower cost of the system usage charges - as a result of Law 12,738/13, which extended transmission concessions, and (ii) the receipt of funds from the Energy Development Account - CDE for the offset of charges;

c)     9.7% increase in relation to the same period in 2012 in the Personnel and Management account balance, due to the lower expenses on compensation and charges due to the reduction in the number of employees in subsidiaries in the period ( a cut of 255 employees between September 2012 and September 2013);

d)    9.5% increase in the Pension Fund and Welfare Plans mainly due to the effects arising from the actuarial assessment, which was performed by an actuary engaged to perform such calculations;

e)     30.7% increase in the provisions and reversals due mainly to the allowance for doubtful accounts which, in the same period of 2012, due to the differences in the prices invoiced for the sale of energy from Usina Hidrelétrica de Mauá, was reversed according to a Management's decision and ANEEL's resolution 1,611 of April 17, 2012 in the amount of R$ 37,146; and

f)     59.5% increase in “other costs and expenses” was due to higher values of compensation for the use of water resources, marketing and advertising, other maintenance costs and the increase in losses on decommissioning and disposal of assets.

Financial results (Note 32)

The increase of 169.3% on financial results was a result of the recognition of the effects of third cycle of periodic electricity rate adjustment and remeasurement of the fair value of Copel Distribuição’s financial assets, due to changes in useful life estimates, pursuant to ANEEL Resolution 474/12.

Lajida

Adjusted Ebitda (earnings before interest, taxes, depreciation and amortization) reached
R$ 1,567,065 in September 2013, 4.99% greater than that reported for the same period of the previous year, as demonstrated below:

Consolidated		Restated
	09.30.2013	09.30.2012
Net income for the period	923,222	824,009
Deferred IRPJ and CSLL	(130,604)	(89,870)
Provision for IRPJ and CSLL	567,056	433,821
Financial expenses (income), net	(233,221)	(86,613)
Lajir/Ebit	1,126,453	1,081,347
Depreciation and amortization	440,612	411,189
Lajida/Ebitda	1,567,065	1,492,536
Net operational results - ROL	6,736,172	6,092,651
Ebitda% (Ebitda ÷ ROL)	23.3%	24.5%

GROUPS IN CHARGE OF GOVERNANCE

BOARD OF DIRECTORS
Chairman:	Mauricio Schulman
Executive Secretary:	Lindolfo Zimmer
Members:	CARLOS HOMERO GIACOMINI Maurício Borges Lemos Jose Richa Filho Paulo Procopiak de Aguiar Marco Aurelio Rogeri Armelin Natalino das Neves NEY AMILTON CALDAS FERREIRA
AUDIT COMMITTEE
Chairman:	CARLOS HOMERO GIACOMINI
Members:	JOSE RICHA FILHO Paulo Procopiak de Aguiar
FISCAL COUNCIL
Chairman	Joaquim Antonio Guimarães de Oliveira Portes
Full Members:	nELSON lEAL jUNIOR JOSÉ TAVARES DA SILVA NETO CARLOS EDUARDO PARENTE DE Oliveira ALVES
Alternate Members:	OSNI RISTOW ROBERTO BRUNNER gILMAR mENDES lOURENÇO bRUNO cABRAL bERGAMASCO fLAVIO jARCZUN kAC
BOARD OF DIRECTORS
Chief Executive Officer:	Lindolfo Zimmer
Chief Corporate Management Officer: :	Marcos Domakoski
Chief Financial and Investor Relations Officer:	Luiz Eduardo da Veiga Sebastiani
Chief Institutional Relations Officer: :	Denise campanholo busetti Sabbag
Chief Business Development Officer: :	Jonel Nazareno Iurk
Deputy Director:	Paulo Cesar krauss
ACCOUNTANT
Accountant - CRC-PR-045809/0-2:	ADRIANO FEDALTO
INFORMATION ON THIS REPORT
rsustentabilidade@copel.com	Phone: +55 (41) 3331-4051
Others Informations: s sobre Relações com Investidores: ri@copel.com	Phones: +55 (41) 3222-2027 / 3331-4359
Fax: +55 (41) 3331-2849

INDEPENDENT AUDITORS’ REVIEW REPORT

To the Shareholders and Management

Companhia Paranaense de Energia - COPEL

Curitiba – PR

We have revised the individual and consolidated interim financial statements of  Companhia Paranaense de Energia - COPEL included in the Quarterly Information Forms, for the quarter ended  September 30, 2013, which include the balance sheet at September 30, 2012 and related statements of income and comprehensive income for the three-month and  nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, including a summary of the significant accounting practices and other notes to the financial statements.

Management is responsible for preparing and presenting the individual and consolidated interim financial statements in accordance with Technical Pronouncement CPC 21 (R1) – Interim Statements and consolidated interim financial statements and with the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board – IASB, and for presenting this information in a manner consistent with the norms issued by the Securities and Exchange Commission (CVM), applicable for preparing Quarterly Information - ITR. Our responsibility is to express a conclusion on these interim financial statements based on our review.

Extent of our review

We performed our review in accordance with Brazilian and international standards for reviewing interim information (NBC TR 2410 – Review of Interim Information Performed by the Entity’s Auditors and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making enquiries, mainly of persons responsible for financial and accounting issues and applying analytical procedures and other review procedures. The extent of our review is significantly less than that for an audit undertaken in accordance with auditing standards and consequently, did not enable us to obtain assurance that we were informed of all of the significant issues that could be identified during an audit.  Therefore, we do not express an audit opinion.

Unqualified conclusion on the separate interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the individual interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) applicable to the preparation of quarterly information or have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Unqualified conclusion on the consolidated interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the consolidated interim financial information included in the quarterly information referred to above, have not been prepared, in all material respects, according to CPC Pronouncement 21(R1) and IAS 34 applicable to the preparation of quarterly information and have not been disclosed in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other issues

Statements of added value

We also reviewed the individual and consolidated interim statements of added value, for the nine-month period ended September 30, 2013, which are management’s responsibility and presentation of which in the interim statements is required according to the norms issued by the Securities and Exchange Commission, applicable for preparing Quarterly Information - ITR and considered supplementary information by the IFRS, which do not require a statement of added value to be reported. These statements were subject to the same review procedures described previously, and based on our review, we are not aware of any fact that would leads us to believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated financial information taken as a whole.

Emphasis

Restatement of corresponding amounts

As per Note 3, due to changes in the accounting policy as a result of the effectiveness of CPC 33 (R1) and IAS 19 – Employee Benefits  and CPC 19 (R2) and IFRS 11 - Business combination, the corresponding amounts, individual and consolidated, related to the statement of financial position for the year ended December 31, 2012, and the corresponding interim financial statements related to the statements of income, comprehensive income, changes in equity, cash flows and value added (supplementary information), for the nine-month period ended September 30, 2012, presented for comparison purposes, have been adjusted and are restated herein as established in CPC 23 and IAS 8 – Accounting Policies, Changes in Estimates and Error Rectification and CPC 26 (R1) and IAS 1 – Presentation of the financial statements. Our conclusion remains unchanged with respect to the aforementioned matter.

Curitiba, November 7, 2013

KPMG Auditores Independentes

CRC 2SP014428/O-6-F-PR

A free translation of the original signed in Portuguese

José Luiz Ribeiro de Carvalho

Accountant - CRC 1SP141128/O-2-S-PR

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.